     As filed with the Securities and Exchange Commission on March 3, 2000
                                                      Registration No. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  -----------
                                    FORM S-1

                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                                  -----------
                         LOGICAL DESIGN SOLUTIONS, INC.
             (Exact name of registrant as specified in its charter)
         Delaware                     7371                   22-3710893
     (State or other          (Primary Standard           (I.R.S. Employer
     jurisdiction of      Industrial Classification     Identification No.)
     incorporation or            Code Number)
      organization)
                          465 South Street, Suite 103
                          Morristown, New Jersey 07960
                                 (973) 971-0100
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                             Marilynne White, Esq.
                                General Counsel
                         Logical Design Solutions, Inc.
                          465 South Street, Suite 103
                          Morristown, New Jersey 07960
                                 (973) 971-0100
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:
     Joseph W. Armbrust, Jr., Esq.              Philip J. Boeckman, Esq.
        Michael T. Kohler, Esq.                 Cravath, Swaine & Moore
            Brown & Wood LLP                        Worldwide Plaza
         One World Trade Center                    825 Eighth Avenue
        New York, New York 10048                New York, New York 10019
             (212) 839-5300                          (212) 474-1000
                                  -----------
   Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
                                  -----------
   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. [_]
                                     --------------

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. [_]
                        -------------------

   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. [_]
                        -------------------

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------
                                                      Proposed Maximum
                Title of each Class of                   Aggregate         Amount of
             Securities to be Registered             Offering Price (1) Registration Fee
----------------------------------------------------------------------------------------
 Common Stock......................................     $56,350,000         $14,877
----------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------

(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

   The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this preliminary prospectus is not complete and may be + +changed. We may not sell these securities until the registration statement +
+filed with the Securities and Exchange Commission is effective. This          +
+preliminary prospectus is not an offer to sell these securities and it is not + +soliciting an offer to buy these securities in any state where the offer or +
+sale is not permitted.                                                        +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                      SUBJECT TO COMPLETION, MARCH 3, 2000

PROSPECTUS

                                       Shares

                      [LOGO of Logical Design Solutions]

                                  Common Stock
                                 $    per share

                                   --------

  We are selling     shares of our common stock. The underwriters named in this
prospectus may purchase up to     additional shares of our common stock from
the selling stockholders that we identify in this prospectus to cover over-allotments. We will not receive any proceeds from the sale of shares by the selling stockholders.

  This is an initial public offering of our common stock. We currently expect
the initial public offering price to be between $    and $    per share. We
have applied to have our common stock included for quotation on the Nasdaq National Market under the symbol "LDSI".

                                   --------

  Investing in our common stock involves risks. See "Risk Factors" beginning on page 8.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                   --------

                                                         Per
                                                        Share Total
                                                        ----- -----
Public Offering Price                                   $     $
Underwriting Discount                                   $     $
Proceeds, before expenses, to Logical Design Solutions  $     $
                                                        ====  ====

  If the underwriters exercise in full their option to purchase additional shares of our common stock to cover over-allotments, the proceeds to the
selling stockholders will be $       . The underwriters are offering the shares
subject to various conditions. The underwriters expect to deliver the shares to
purchasers on or about        , 2000.

                                   --------

Salomon Smith Barney                                             Lehman Brothers

                                    SG Cowen

     , 2000

                              [INSIDE COVER PAGE]

                                    GRAPHIC:

                               [Graphic to come]

   You should rely only on the information contained in this prospectus. Neither we nor any of the underwriters or the selling stockholders have authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information provided by this prospectus is accurate as of any date other than the date on the front of this prospectus.

                              ------------------

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Prospectus Summary.........................................................   4
Risk Factors...............................................................   8
Use of Proceeds............................................................  16
Dividend Policy............................................................  16
Capitalization.............................................................  17
Dilution...................................................................  18
Selected Financial Data....................................................  19
Management's Discussion and Analysis of Financial Condition
 and Results of Operations.................................................  20
Business...................................................................  28
Management.................................................................  39
Certain Transactions.......................................................  46
Principal and Selling Stockholders.........................................  51
Description of Capital Stock...............................................  53
Shares Eligible for Future Sale............................................  56
Underwriting...............................................................  58
Legal Matters..............................................................  60
Experts....................................................................  60
Where You Can Find More Information........................................  60
Index to Financial Statements.............................................. F-1

                              ------------------

   Until         , 2000 (25 days after the commencement of this offering), all dealers that buy, sell or trade the common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                               PROSPECTUS SUMMARY

   This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including the more detailed information regarding Logical Design Solutions, the risks of purchasing our common stock discussed under "Risk Factors," and our financial statements and the accompanying notes. Unless the context otherwise requires, references to "we," "us" or "our company" are to Logical Design Solutions, Inc.

Logical Design Solutions

   Logical Design Solutions is a professional services provider of e-business solutions primarily to Fortune 500 companies. We work with our clients to anticipate and evolve their e-business initiatives across industry and technology trends. We leverage emerging technologies to enable our clients to conduct business with their employees, customers and partners.

   Since 1995, we have focused on providing solutions based on Internet technologies. We have evolved our business from business-to-employee high-volume, secure corporate intranet sites to complex business-to-business extranets that link companies with their outside partners. Over the last two years, we have extended our reach to service the diverse range of constituents of our clients' businesses, including business-to-business-to-consumer. We believe our competitive differentiator has been our ability to extend our clients' e-business models to an increasingly diverse universe of users while managing complex content and creating an interactive, targeted user experience.

   We offer our services to market leaders in the following targeted industries in which we have knowledge and experience: communications, financial services, healthcare, manufacturing and publishing. We focus on building long-term relationships with our clients. For example, AT&T was our first client in 1990 and we continue to provide e-business solutions for them today. We have developed a blue-chip client list with significant repeat business. Our clients include Aetna/US Healthcare, AT&T, The Chase Manhattan Bank, International Paper, Johnson & Johnson, Lehman Brothers, Lucent Technologies, The MONY Group, Philip Morris Companies, SBC Communications, The Thomson Corporation and Winstar Communications.

Our Market Opportunity

   The Internet and related corporate extranet and intranet technologies enable companies, consumers, business partners, suppliers and employees to interact and transact business on a one-to-one and one-to-many basis. In order to achieve this manner of connectivity, a growing number of organizations are demanding more advanced, customized Internet solutions. The availability of high quality professionals experienced in designing, developing and implementing advanced Internet solutions is limited, making the market for recruiting and retaining these individuals extremely competitive. As a result, an increasing number of businesses, from start-ups to established companies, engage professional services firms to help them design and implement these solutions. A May 1999 study by International Data Corporation estimates that the worldwide market for Internet services will grow from $7.8 billion in 1998 to $78.6 billion in 2003, representing a compound annual growth rate of nearly 60%.

   Logical Design Solutions believes organizations are increasingly searching for a single-source professional services firm that integrates the strategy, design and technology skills specifically required for offering comprehensive e-business solutions. Furthermore, we believe that organizations will increasingly look to e-business solutions providers that can leverage industry knowledge and provide effective program management to formulate a focused, strategic and integrated approach to e-business and to efficiently design and implement large-scale, complex e-business solutions.

Our Approach to Market

   Our approach to market includes the following elements:

   Industry Expertise. Led by industry managers with long-term industry and consulting experience, our vertical market focus and industry practice model form the foundation for our business development efforts. We sell our services primarily to executive level management using our reputation of experience in their industry, a client list of major corporations and case studies that support our ability to deliver end-to-end solutions in similar situations.

   Integrated Solutions. We offer our clients a suite of comprehensive services that covers strategy, design and technology. Our methodology, the Logical Approach, enables us to provide these services in an integrated manner to bridge between business and information technology units.

   User Experience. We seek to leverage our experience and credentials in usability engineering as a competitive differentiator. Our commitment to advancing the user experience is reflected in our Usability Center, which we use to analyze user requirements, navigate content presentation and test Web sites.

   Long-Term Client Relationships. We focus on building long-term relationships with our clients. We strive to become our clients' e-business partner of choice and assist our clients in managing the evolution of their e-business.

Our Growth Strategy

   Our goal is to expand upon our position as a provider of e-business solutions to Fortune 500 companies in the markets we target. To achieve this goal, we pursue the following strategies:

  .  Deepen Client Relationships;

  .  Further Penetrate our Vertical Markets;

  .  Continue to Develop Leading-Edge Technology Capabilities;

  .  Retain and Hire Outstanding Professionals; and

  .  Expand Geographically.

Our Approach to Engagements: The Logical Approach

   In each of our engagements, we employ our proprietary methodology, the Logical Approach, to advise our clients on e-business strategies and to design and implement customized, complex e-business solutions. Using our Logical Approach, we service our engagements with a multidisciplinary team led by a dedicated project manager who coordinates business strategy, design and technology services. We integrate industry-specific strategy with enterprise level design and technological capabilities to provide customized e-business solutions.

   The Logical Approach is a comprehensive methodology which integrates multidisciplinary tasks across four phases: strategy, blueprint, construction and post-implementation evaluation. The Logical Approach is a scalable process and we can customize the specific phases necessary to suit the parameters of each client engagement. The inclusion of any phase or phases depends on the type of solution required and the scope of the work.

Our Incorporation and Offices

   We started our business in 1990 as a New Jersey corporation. We recently reorganized as a Delaware corporation. Our principal offices are located at 465 South Street, Suite 103 in Morristown, New Jersey 07960. Our telephone number is 973-971-0100.

Risk Factors

   Investing in our common stock involves risks. For a discussion of certain of these risks, see the discussion under the caption "Risk Factors" in this prospectus.

                                  THE OFFERING

Common stock offered................          shares



Common stock outstanding after this
offering(1).........................          shares

Use of proceeds.....................  For repayment of indebtedness and general corporate purposes, including working
                                      capital, expansion of operations and
                                      sales and marketing capabilities and
                                      possible acquisitions. We will not
                                      receive any proceeds from the sale of
                                      shares by the selling stockholders.

Proposed Nasdaq National Market
symbol..............................  "LDSI"
--------
(1) Includes 2,150,000 shares of common stock issuable upon the exercise of warrants outstanding with an exercise price of $0.01 per share. Excludes the following shares of common stock that may be issued in the future:

  . 2,275,430 shares issuable under our 1997 Stock Plan and our 1999 Stock Plan upon the exercise of outstanding employee options at a weighted average exercise price of $3.10 per share, including 1,000,000 shares issuable pursuant to options granted to our Chief Executive Officer in March 2000 as contemplated in the purchase agreement relating to our 1997 issuance of warrants and debentures;

  . 28,000 shares issuable upon the exercise of outstanding director options at an exercise price of $5.00 per share; and

  . 1,929,670 unissued shares authorized for future awards under our 1999 Stock Plan and our 2000 Non-Employee Director Plan.

                                  ------------

   Except as otherwise indicated, all information in this prospectus:

  . reflects the amendment and restatement of our certificate of incorporation which will occur prior to the closing of this offering; and

  . assumes no exercise of the underwriters' option to purchase additional shares of common stock from the selling stockholders to cover over-allotments.

                                  ------------

"Logical Design Solutions" is a registered trademark of Logical Design Solutions, Inc. and "The Logical Approach" is a service mark of Logical Design Solutions, Inc. This prospectus also includes trademarks and trade names of other parties.

                             SUMMARY FINANCIAL DATA

   You should read the following summary financial data together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the related notes, all of which appear elsewhere in this prospectus. Statement of operations data for the years ended December 31, 1995, 1996 and 1997 reflect our combined results with an affiliated company, Logical Design Solutions International, Inc. Effective December 31, 1997, Logical Design Solutions International, Inc. merged with and into us and ceased to exist. Statement of operations data for the year ended December 31, 1999 include the results of operations of Jump! Information Technologies, Inc. from the date of its acquisition on November 10, 1999 through December 31, 1999. Pro forma statement of operations data for the year ended December 31, 1999 reflect the acquisition of Jump! as if such transaction had occurred on January 1, 1999. The as adjusted balance sheet data give effect to our sale of the shares of common stock offered by this prospectus, the application of the proceeds received thereby and the exercise of the warrants upon consummation of this offering.

                                         Actual                     Pro Forma
                          ---------------------------------------  ------------
                                 Year Ended December 31,            Year Ended
                          ---------------------------------------  December 31,
                           1995   1996   1997     1998     1999        1999
                          ------ ------ -------  -------  -------  ------------
                                (in thousands, except per share data)
Statement of Operations
 Data:
Revenue.................  $4,502 $7,325 $11,052  $11,330  $15,839    $17,940
Gross profit............   2,214  3,986   6,675    5,768    8,298      9,293
Operating expenses:
 Selling, general and
  administrative........   1,203  2,082   3,491    4,768    6,978      7,779
 Depreciation and
  amortization..........      91    139     336      653      942      1,160
 Stock-based
  compensation..........     --     --      --       --     1,077      1,077
                          ------ ------ -------  -------  -------    -------
   Total................   1,294  2,221   3,827    5,421    8,997     10,016
                          ------ ------ -------  -------  -------    -------
Income (loss) from
 operations.............     920  1,765   2,848      347     (699)      (723)
Increase in market value
 of redeemable
 warrants...............     --     --     (288)    (366)  (7,505)    (7,505)
Net income (loss).......     884  1,716   1,597     (614)  (8,944)    (9,011)
                          ====== ====== =======  =======  =======    =======
Basic net income (loss)
 per common share.......  $ 0.23 $ 0.22 $  0.20  $ (0.08) $ (1.14)   $ (1.13)
                          ====== ====== =======  =======  =======    =======
Diluted net income
 (loss) per common
 share..................  $ 0.23 $ 0.22 $  0.17  $ (0.08) $ (1.14)   $ (1.13)
                          ====== ====== =======  =======  =======    =======
Weighted average common
 shares outstanding.....   3,927  7,850   7,850    7,850    7,868      7,962
                          ====== ====== =======  =======  =======    =======
Weighted average common
 shares and common share
 equivalents............   3,927  7,850   9,532    7,850    7,868      7,962
                          ====== ====== =======  =======  =======    =======

                                                             December 31, 1999
                                                            --------------------
                                                            Actual   As Adjusted
                                                            -------  -----------
                                                              (in thousands)
Balance Sheet Data:
Cash and cash equivalents.................................. $ 1,432    $
Working capital............................................   5,378
Total assets...............................................  12,051
Senior subordinated debentures.............................   5,424
Junior subordinated debentures.............................   1,418
Redeemable warrants........................................  10,431
Stockholders' equity (deficiency)..........................  (7,960)

                                  RISK FACTORS

   An investment in our common stock involves risks. You should carefully consider the risks described below and the other information in this prospectus including our financial statements and the related notes before you decide to buy our common stock. The trading price of our common stock could decline due to any of these risks, and you could lose all or part of your investment.

We have a limited number of significant clients. If we lose a major client or significant project, our revenues could be adversely affected.

   We generate substantially all of our revenue from a limited number of major clients. In 1999, for example, our three largest clients, Lucent, AT&T and Aetna/US Healthcare, accounted for approximately 28%, 24% and 12%, respectively, of our revenue (24%, 22% and 10%, respectively, on a pro forma basis including our acquisition of Jump! Information Technologies, Inc.). In addition, Research Institute of America, a subsidiary of The Thomson Corporation, contributed approximately 13% of our revenue on a pro forma basis in 1999. Our five largest clients contributed approximately 74% of our revenue in 1999, on both an actual and a pro forma basis. In 1998, our two largest clients, AT&T and Lucent, accounted for approximately 47% and 27%, respectively, of our revenue. Our five largest clients contributed approximately 83% of our revenue in 1998. If we lose any major clients or any of our clients cancel or significantly reduce a large project's scope, our business, financial condition and results of operations could be materially and adversely affected. This risk is particularly relevant in the context of the recent trend toward consolidation in our targeted industries. If one of our clients were to be acquired, there can be no assurance that the acquiring company will continue to use our services and our business could be materially and adversely affected. There is also the risk that one or more of our major customers will replace us with their in-house information technology department.

We have a recent history of losses and expect to incur losses in the future.

   We incurred net losses of $8.9 million and $614,000 during the years ended December 31, 1999 and December 31, 1998, respectively. In addition, after giving pro forma effect to our acquisition of Jump! our net loss for 1999 would have been $9.0 million. As of December 31, 1999, we had an accumulated deficit of $9.3 million. We expect to continue to incur losses for the foreseeable future. We also expect to continue to incur increasing selling, general and administrative expenses. As a result, we will need to generate significant revenues to achieve profitability. If we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis in the future.

We may not be able to hire and retain highly skilled employees, which could affect our ability to compete effectively.

   Our business is people intensive and if we cannot recruit and retain highly qualified employees, our business would suffer substantially. To succeed, we must hire, train, motivate, retain and manage employees who are highly skilled in the rapidly changing extranet, intranet and Internet technologies. Individuals who have such skills and can perform the services we offer are scarce. Competition for these individuals, therefore, is intense. We might not be able to hire enough of them or to effectively train, motivate, retain and manage the employees we do hire. This could hinder our ability to complete existing projects and bid for new projects. In addition, because the competition for qualified employees in our industry is intense, hiring, training, motivating, retaining and managing employees with the strategic, technical and creative skills we need is both time-consuming and expensive. The competition for employees has increased our cash and non-cash compensation costs. These costs may increase after the offering because prospective employees may perceive that the stock option component of our compensation may not be as valuable as it was prior to the offering.

   In addition, we use subcontractors to supplement our staffing requirements and satisfy particular skills required on individual client engagements. Subcontractors generally cost us more than our own personnel and, consequently, we usually generate lower gross margins when using subcontractors. In 1999, subcontractors accounted for approximately 13% of our cost of revenue. To the extent we continue to use subcontractors, our gross margins may be lower.

We are growing quickly. Future growth of our business could make it difficult to manage our resources.

   Our business has grown substantially, both organically and through our acquisition of Jump! in late 1999, and we intend to continue to expand our operations in the foreseeable future. Our sales have increased from $4.5 million in 1995 to $15.8 million in 1999 ($17.9 million in 1999 on a pro forma basis including our acquisition of Jump!). Our rapid growth has stretched, and could continue to stretch, our management, personnel, systems and resources. As we grow quickly and add employees, managing employee utilization will be more difficult and may lead to more volatility in our margins. To grow our company, we must not only replace the employees who leave, but also hire significant numbers of new employees. Our number of employees increased from 101 to 135 during 1999, and we have hired 24 additional employees from January 1, 2000 through February 29, 2000. We expect that we will need to continue to hire and retain management personnel and other employees and continue to invest in our systems and facilities. Our management has limited experience managing a business of our size and no experience managing a public company. We are a small company and our ability to absorb mistakes is more limited than many of our competitors. If we do not manage the growth of our business effectively, our results of operations and financial condition could be materially affected.

We have many client contracts that can be cancelled without penalty. If clients terminate contracts with us on little or no notice, our results of operations could suffer.

   Most of our clients can reduce or cancel their contracts for our services without penalty and with little or no notice. If a significant client or a number of small clients terminate, significantly reduce or modify business relationships with us, our business, financial condition and results of operations could be materially and adversely affected. Consequently, you should not predict or anticipate our future revenue based on the number of clients we have, the length of time we have had them or the number and size of our existing engagements. When a client postpones, modifies or cancels an engagement, we must seek to shift our employees to other engagements to minimize the resulting adverse impact on our operating results. In addition, our operating expenses are relatively fixed and cannot be reduced on short notice.

Lack of detailed written contracts could impair our ability to collect fees, protect our intellectual property and protect ourselves from liability.

   In some client engagements, consistent with what we believe to be industry practice, work is performed for clients on the basis of a limited statement of work or verbal agreements before a detailed written contract can be finalized. To the extent that we fail to have detailed written contracts in place, our ability to collect fees, protect our intellectual property and protect ourselves from liability may be impaired.

We depend on fixed-price and retainer contracts, and our business may be negatively impacted if we fail to accurately estimate the time and resources necessary for our services.

   As part of our strategy, we generally enter into fixed-price and retainer fee contracts, rather than contracts based on payment for time and materials. In 1999, approximately 40% of our revenues were derived from fixed-price contracts and approximately 38% from retainer-based contracts. In order to manage our growth effectively, we must set fixed-price and retainer fees accurately, maintain high employee utilization rates and maintain the quality of our services. If we miscalculate the resources or time we need for these contracts, our business, financial condition and results of operations could be materially and adversely affected. Often, we fix the price before we finalize the design specifications, which increases the risk that we will misprice these contracts. The increasing complexity of our engagements, as described below, makes accurately estimating our time and resources more difficult.

The increased size and complexity of our engagements may make it more difficult to meet client expectations and a failure to do so could damage our reputation and business.

   The complexity and average dollar size of our engagements has grown significantly while the timeframe for completing engagements has generally decreased. As our client engagements become larger and more complex and must be completed in shorter timeframes, it becomes more difficult to manage the development process and the likelihood and consequences of any mistakes increase. Any inability by us to complete client solutions in a timely manner, any defects contained in the solutions we deliver and any other failure by us to achieve client expectations, could have a material adverse effect on our reputation with the affected client and generally within our industry.

The e-business professional services market is highly competitive and has low barriers to entry. If we cannot effectively compete, our revenues may decline.

   Our market is new, intensely competitive, highly fragmented and subject to rapid technological change. We expect competition to intensify and increase over time because:

  . there are few barriers to entering the e-business professional services market;

  .  our industry is consolidating; and

  .  many of our competitors are forming strategic relationships.

   We compete against other e-business professional services firms, as well as a number of different types of companies that are not exclusively in the e-business professional services business. These competitors, which generally offer some of the professional services we offer, include:

  .  traditional strategic consulting firms;

  .  interactive advertising agencies;

  .  professional services groups of computer equipment companies;

  .  traditional systems integrators; and

  . internal information technology departments of current or potential clients.

   Many of our competitors have longer operating histories, greater name recognition, larger established client bases, longer client relationships and significantly greater financial, technical, personnel and marketing resources than we do. These competitors may be in a stronger position to respond quickly to new or emerging technologies and changes in client requirements. These competitors may also be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to potential clients, employees and strategic partners. Further, our competitors may perform e-business services that are equal or superior to our services or that achieve greater market acceptance than our services. We have no patented or other proprietary technology that would preclude or inhibit competitors from duplicating our services. We must rely on the skills of our personnel and the quality of our client service. We cannot assure you that we will be able to compete successfully against existing or future competitors.

Our quarterly revenues and operating results are likely to fluctuate significantly, which may cause our stock price to decline.

   Our quarterly revenues and operating results have varied in the past and are likely to vary significantly from quarter to quarter. This fluctuation may cause our operating results to be below the expectations of securities analysts and investors, and the price of our stock may fall. Factors that could cause quarterly fluctuations include:

  .  the loss of a significant customer or engagement;

  . our employee utilization rate, including our ability to transition employees quickly from completed or terminated engagements to new engagements;

  . the introduction of new services or changes in pricing policies by us or our competitors;

  . our ability to manage costs, including employee costs and our selling, general and administrative expenses; and

  .  our clients' information technology budgeting.

   In any given quarter, most of our revenues have been attributable to a limited number of customers and we expect this to continue. As a result, the cancellation or deferral of any of these contracts in a particular quarter could significantly reduce our revenues, which would hurt our quarterly financial performance. In addition, most of our operating expenses, particularly personnel and rent, are relatively fixed and based upon anticipated revenues. Consequently, unanticipated variations in the number, or progress toward completion, of our projects may cause significant variations in operating results in any particular quarter and could result in losses for that quarter. An unanticipated termination of a major project, a client's decision not to proceed with a project we anticipated or the completion during a quarter of several major client projects, could result in underutilized employees and have a material adverse effect on us. Further, a failure to book an expected order in a given quarter or the need to provide training to our employees on new technologies would not be offset by a corresponding reduction in costs and could adversely affect our operating results. As a result of these factors, we believe that period-to-period comparisons of our revenues and operating results are not necessarily meaningful.

   The sales cycle for our services is variable and several months may elapse from the time we contact a potential client to the time we sign a client contract. To market our services successfully, we typically must educate our potential clients on the types and benefits of our services, which can require significant time and resources. In addition, our clients often must complete thorough internal and external pricing analyses and operating comparisons, competitive evaluations and internal approval processes before purchasing our services. Once a client contracts to purchase our services, the time required to begin rendering our services may take longer than we plan. Delays in executing client contracts or implementing services for our clients may adversely effect our revenues and reputation and cause our operating results to fluctuate.

   In addition, we generally experience more activity in the second half of the year, as clients attempt to complete projects by year end, than in the beginning of the year, when many projects are just being contemplated and not yet underway. Also, our work associated with developing and updating employee self-service extranets for benefit plans has generally resulted in increased activity in the second and third quarters as clients prepare for employee open enrollment periods. If we do not have a sufficient number of employees available to handle this increased activity, we generally hire subcontractors to staff these projects. In the past, increased activity in the third quarter has caused us to increase our use of subcontractors in that quarter, which has had a negative affect on our gross margins in that quarter.

Lack of growth or decline in Internet usage will cause our business to suffer.

   We have derived a substantial portion of our revenue from projects involving the Internet. The Internet is new and rapidly evolving. Our business will be adversely affected if Internet usage does not continue to grow. A number of factors may inhibit Internet usage. These factors include inadequate network infrastructure, security concerns, inconsistent service quality and lack of cost-effective, high-speed service. For example, recent attacks by computer hackers on major e-commerce Web sites have heightened concerns regarding the security and reliability of the Internet. On the other hand, if Internet usage grows, the Internet infrastructure may not support the demands this growth will place on it. The Internet's performance and reliability may decline. In addition, outages and delays have occurred throughout the Internet network infrastructure and have interrupted Internet service. If these outages or delays occur frequently in the future, Internet usage could grow more slowly or decline.

   We have also derived a majority of our revenue from extranet and intranet projects, and the usage of extranets and intranets may be affected by many of the same factors affecting Internet usage.

   We may also incur substantial costs to keep up with changes surrounding the Internet. Unresolved critical issues concerning the commercial use and government regulation of the Internet include the following:

  .  security;

  .  cost and ease of Internet access;

  .  intellectual property ownership;

  .  privacy;

  .  taxation; and

  .  liability issues.

   Any costs we incur because of these factors could materially and adversely affect our business, financial condition and results of operations.

If we fail to keep pace with changing technologies, we may lose clients.

   Our market is characterized by rapidly changing technologies, frequent new product and service introductions and evolving industry standards. If we cannot keep pace with these changes in a timely and cost-effective manner, our business could suffer. To achieve our goals, we need to develop strategic e-business solutions that keep pace with continuing changes in industry standards, information technology and client preferences. We will have to improve the performance features and reliability of our services to adapt to rapidly changing technologies. Our failure to keep pace with the latest technological developments would have a material adverse effect on our business, financial condition and results of operations. We could also incur substantial costs to keep pace with changing technologies.

Our efforts to increase recognition of the Logical Design Solutions brand nationally may not be successful, which may limit our ability to expand our client base and attract acquisition candidates and employees.

   We believe that building the Logical Design Solutions brand is critical for expanding our client base, hiring and retaining employees and attracting acquisition candidates. Historically, our branding efforts have been on a regional basis and otherwise narrowly focused. Many of our competitors are already nationally recognized and have active national advertising campaigns. If we do not build the Logical Design Solutions brand on a national basis, we may not be able to effect our growth strategy. We also believe that reputation and name recognition will grow in importance as the number of companies competing in the market for e-business professional services increases. The branding of our name will also depend largely on our success in providing high quality, reliable and cost-effective services. If clients do not perceive our services as meeting their needs, or if we fail to market our services effectively, we may be unsuccessful in maintaining and strengthening our brand. If we fail to promote and maintain our brand, or incur excessive expenses to do so, our business, results of operations and financial condition may materially suffer.

We depend on our Chief Executive Officer and our Chief Technology Officer, and the loss of either of them may adversely affect our ability to attract and retain customers and to compete effectively.

   We believe that our success depends on the continued employment of our founder, President and Chief Executive Officer, Mimi Brooks, and our Chief Technology Officer, David W. Stoltzfus. If Ms. Brooks or Mr. Stoltzfus were unable or unwilling to continue in their present positions, it would be very difficult to replace them and our business could be adversely affected. Ms. Brooks is particularly important to our business in providing strategic direction and managing our customer relationships. Mr. Stoltzfus is particularly important to our business in setting the strategic direction for our use of technology and building our technological capabilities.

Future acquisitions or expansion could disrupt our ongoing business, distract our management and employees, increase our expenses and adversely affect our results of operations and your investment.

   A component of our growth strategy is to expand geographically and by acquisition. Establishing new office locations will likely require substantial financial and management resources. We cannot assure you that we will select appropriate markets to enter, open new offices efficiently or manage new offices profitably. Our failure to accurately assess these issues could negatively impact our business. To date, we have made one acquisition. We may not be able to make additional acquisitions on commercially acceptable terms, or at all. Any acquisitions we may make in the future will also involve risks. If we do acquire a company, we could have difficulty retaining and assimilating that company's personnel. We may also incur substantial goodwill in connection with any acquisitions which will cause our annual amortization charge to increase. In addition, we could have difficulty integrating acquired products, services or technologies into our operations. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and materially and adversely affect our results of operations. Furthermore, we may incur debt or issue equity securities to pay for any future acquisitions. If we issue equity securities, your ownership share of our company will be reduced.

If we are unable to protect our intellectual property or if others claim we are infringing on their intellectual property, we could incur significant expenses or be prevented from providing our services.

   Our success depends, in part, upon our intellectual property rights which consist of a combination of copyright, trademark and trade secret laws and contractual restrictions. We do not have any patents or patent applications pending. Existing trade secret and copyright laws afford us only limited protection. Third parties may attempt to disclose, obtain or use our processes and methodologies. This is particularly true in foreign countries where laws or law enforcement practices may not protect our proprietary rights as fully as in the United States. Litigation to enforce our rights could be expensive, divert management resources and may not adequately protect our business. Others may independently develop and obtain patents or copyrights for technologies that are similar or superior to our processes and methodologies.

   Certain intellectual property rights developed during client engagements are retained by the clients as our customer contracts are work-for-hire arrangements. Although we believe that our services do not infringe upon the intellectual property rights of third parties or our clients, we cannot assure you that claims will not be asserted against us in the future by third parties or our clients that our solutions or technologies are infringing upon their intellectual property rights. We expect that the risk of infringement claims against us and our clients will increase if more of our competitors obtain patents for software products and processes.

   We typically indemnify our clients against claims that we have violated a third party's intellectual property rights. Assertion of claims against us or our clients could result in litigation, and we may not be able to prevail in the litigation or be able to obtain a license for the use of any infringed intellectual property from a third party on commercially reasonable terms, or at all. Any of these claims, regardless of their outcome, could harm our reputation, damage our relationships with clients, result in substantial costs to us, divert management's attention from our operations and could adversely affect our business, results of operation and financial condition.

   While we provide customized technology solutions for specific client engagements, part of our marketing and design strategy includes the reuse of components of these solutions. Issues relating to the ownership of and rights to use solutions can be complicated and there can be no assurance that disputes will not arise that affect our ability to resell or reuse these solutions. Some of our contracts may limit our ability to resell or reuse a solution and could require us to incur additional expenses to develop new solutions for future projects.

We are, and will continue to be, controlled by our founder and Chief Executive Officer, Mimi Brooks, which could result in her taking actions that other stockholders do not approve.

   After this offering, our founder, President and Chief Executive Officer,
Mimi Brooks, will beneficially own approximately   % of our outstanding common
stock,   % if the underwriters' over-allotment option is exercised in full. As a result, she will continue to be able to control most matters requiring stockholder approval. Among other things, she will be able to elect a majority of the directors and approve significant corporate matters such as decisions about acquisitions, sales of assets, mergers or similar transactions and amendments to our certificate of incorporation and bylaws.

Anti-takeover provisions of our amended and restated certificate of incorporation and by-laws and provisions of Delaware law could delay or prevent a change of control that you may favor.

   Provisions of our amended and restated certificate of incorporation and bylaws that will become effective upon the closing of this offering and provisions of applicable Delaware law may discourage, delay or prevent a merger or other change of control that stockholders may consider favorable. The provisions of our amended and restated certificate of incorporation and bylaws, among other things, will:

  . divide our board of directors into three classes, with members of each class to be elected in staggered three-year terms;

  .  limit the right of stockholders to remove directors;

  . regulate how stockholders may present proposals or nominate directors for election at annual meetings of stockholders; and

  . authorize our board of directors to issue preferred stock in one or more series, without stockholder approval.

   The provisions of our amended and restated certificate of incorporation and bylaws and certain provisions of Delaware law could:

  . have the effect of delaying, deferring or preventing a change of control of our company;

  .  discourage bids for our common stock at a premium over the market price;
     or

  . impede the ability of the holders of our common stock to change our management.

   See "Description of Capital Stock--Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Bylaws and Provisions of Delaware Law."

This offering's net proceeds may be allocated in ways with which you and other stockholders may not agree.

   We have not determined how the proceeds of this offering will be spent. Our management may spend this offering's net proceeds in ways with which you and our other stockholders may not agree. See "Use of Proceeds."

The total price investors will pay for our common stock in this offering will substantially exceed the value of our assets after subtracting our liabilities.

   The price you will pay for our common stock will be substantially higher than the book value per share of our outstanding stock after this offering. You
will suffer immediate and substantial dilution. The dilution will be $   per
share in the net tangible book value of the common stock issued in this
offering. In addition, investors in this offering will contribute    % of the
total amount paid by all investors in our company but will own only     % of
the shares outstanding.

Our stock has not traded publicly, and after this offering its market price may fluctuate widely.

   Prior to this offering, there has been no public market for our common stock. The market price of our common stock could fluctuate substantially due to:

  .  future announcements concerning us or our competitors;

  .  quarterly fluctuations in operating results;

  .  technological innovations;

  .  changes in earnings estimates or recommendations by analysts; or

  .  general economic conditions.

   In addition, the stock prices of many technology companies fluctuate widely for reasons which may be unrelated to operating results. Fluctuations in our common stock's market price may affect our visibility and credibility in the e-business solutions market.

Future sales of our common stock in the public market could lower our stock price and impair our ability to raise funds in new stock offerings.

   After this offering, we will have     shares of common stock outstanding.
Sales of a large number of shares, or the availability of a large number of shares for sale, could adversely affect the market price of our common stock and could impair our ability to raise funds in additional stock offerings. Following the expiration of a 180-day "lock up" period to which substantially all of the shares held by our current stockholders will be subject, the holders whose shares are subject to that lock-up period will in general be entitled to dispose of their shares. Moreover, Salomon Smith Barney Inc. may in its sole discretion and at any time without notice, release all or any portion of the securities subject to the lock-up agreements.

   The shares of common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are purchased by an affiliate of ours, the sales of which will be limited by Rule 144 under the Securities Act. Holders of restricted shares generally will be entitled to sell these shares in the public market without registration either under Rule 144 or any other applicable exemption under the Securities Act.

   As soon as practicable after this offering, we intend to register up to shares of common stock subject to outstanding stock options or reserved for issuance under our stock plans. As of December 31, 1999, options to purchase 1,205,918 shares of common stock were outstanding.

   After this offering, the holders of approximately 2,150,000 shares of our common stock will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. By exercising their registration rights and selling a large number of shares, these holders could cause the price of our common stock to decline. Furthermore, if we were to include in a company-initiated registration statement shares held by those holders pursuant to the exercise of their registration rights, those sales could impair our ability to raise needed capital by depressing the price at which we could sell our common stock.

You should be aware that there are benefits of this offering to existing stockholders.

   The underwriters named in this prospectus may purchase up to     additional
shares of common stock from several of our existing stockholders to cover over-allotments. The average price per share paid by these existing stockholders is
$   . Assuming the underwriters exercise the over-allotment option in full, the
net price per share that will be paid to the selling stockholders is $   .
Therefore, the average realized gain per share to the selling stockholders
would be $   . See "Dilution."

   Further, our senior subordinated debentures and junior subordinated debentures are held by some of our existing stockholders. We intend utilize a portion of the proceeds of this offering to pay off these debentures.

This prospectus contains forward-looking statements and market data which may not prove to be accurate.

   Many statements made in this prospectus under captions "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere are forward-looking statements that are not based on historical facts. The words "expects," "anticipates," "estimates," "intends," "believes" and similar expressions are intended to identify forward-looking statements. Forward-looking statements involve risks and uncertainties, and there are important factors that could cause actual results to differ materially from those expressed or implied by forward-looking statements. The forward-looking statements made in this prospectus are based on events through the date on which the statements are made.

   This prospectus contains estimates of market size and growth and other information related to the Internet. These estimates have been included in a study published by International Data Corporation, a market research firm. These estimates are based on various assumptions about certain events, trends and activities. We have not independently verified the information and assumptions on which these market estimates are based. If any of the assumptions are wrong, then the market estimates may also be wrong.

                                USE OF PROCEEDS

   We will receive estimated proceeds of approximately $          million from
this offering, net of underwriting discounts and estimated expenses, and based
on an assumed initial public offering price of $        per share, the midpoint
of the expected price range. We will not receive any proceeds from the sale of shares by the selling stockholders.

   The primary purposes of this offering are to obtain additional capital, create a public market for our common stock and facilitate future access to public markets. We intend to use the majority of the offering's net proceeds for general corporate purposes, including working capital, expansion of operations and sales and marketing activities and increases in personnel. We will use a portion of the proceeds to pay off all our outstanding senior subordinated debentures and junior subordinated debentures. The $5.54 million aggregate principal amount of outstanding senior subordinated debentures accrue interest at a rate of 9.0% per annum and mature on March 19, 2002. The $1.11 million aggregate principal amount of outstanding junior subordinated debentures accrue interest at 9.0% per annum and mature on March 19, 2003. As of December 31, 1999, the total amount of outstanding principal and accrued interest on the senior subordinated debentures and junior subordinated debentures was $8.5 million. The senior subordinated debentures and the junior subordinated debentures are held by certain of our executive officers, directors and significant shareholders. See "Certain Transactions."

   We may use a portion of the proceeds for strategic acquisitions. From time to time, in the ordinary course of business, we evaluate potential acquisitions. We have no present understandings or agreements with respect to any acquisition.

   Pending use of the net proceeds for the above purposes, we intend to invest the funds in short-term, interest-bearing, investment-grade securities.

                                DIVIDEND POLICY

   We intend to retain future earnings, if any, to finance the expansion of its business and do not expect to pay any cash dividends in the foreseeable future. See "Management's Discussion and Analysis of Financial Conditions and Results of Operations--Liquidity and Capital Resources."

                                 CAPITALIZATION

   The following table presents our capitalization as of December 31, 1999 on an actual basis and an as adjusted basis. The as adjusted basis presentation reflects:

  . the issuance of 2,150,000 shares of common stock upon the exercise of outstanding warrants at an exercise price of $0.01 per share upon consummation of this offering;

  . amendment and restatement of our certificate of incorporation which will occur prior to the closing of this offering; and

  .  our sale of    shares of common stock in this offering at an assumed
     initial public offering price of $   per share, the midpoint of the
     expected price range.

   The as adjusted basis presentation assumes no exercise of the underwriters' option to purchase additional shares to cover over-allotments and also does not include 1,205,918 shares of common stock issuable upon exercise of stock options outstanding as of December 31, 1999 or 1,106,550 shares of common stock issuable upon exercise of stock options issued subsequent to December 31, 1999. You should read this information together with the financial statements and notes to those financial statements appearing elsewhere in this prospectus.

                                                             December 31, 1999
                                                            --------------------
                                                            Actual   As Adjusted
                                                            -------  -----------
                                                              (in thousands)
Cash and cash equivalents.................................. $ 1,432    $
                                                            =======    =======
Capital lease obligations--current......................... $    76    $    76
                                                            =======    =======
Senior subordinated debentures............................. $ 5,424        --
Junior subordinated debentures.............................   1,418        --
Capital lease obligations, less current portion............     199    $   199
Redeemable warrants........................................  10,431        --
Stockholders' equity (deficiency)
  Common stock, no par value; 15,000,000 shares
   authorized, 7,969,801 shares issued and
   outstanding (actual);      shares authorized,
       shares issued and outstanding (as adjusted).........   6,713
  Deferred stock compensation..............................  (5,404)    (4,107)
  Accumulated deficit......................................  (9,269)
                                                            -------    -------
  Total stockholders' equity (deficiency)..................  (7,960)
                                                            -------    -------
    Total capitalization................................... $ 9,512    $
                                                            =======    =======

                                    DILUTION

   Our pro forma net tangible book value as of December 31, 1999, was approximately $1.6 million, or $0.16 per share of common stock. We have determined pro forma net tangible book value per share by subtracting intangible assets from pro forma stockholders' equity and dividing that number by 10,119,801 pro forma shares of common stock outstanding as of December 31, 1999. The preceding pro forma information gives effect to the exercise of warrants to purchase 2,150,000 shares of common stock at $0.01 per share prior to completion of this offering.

   If we sell    shares of common stock in this offering at an assumed initial
public offering price of $   per share and assuming our receipt of the
estimated net proceeds therefrom, our pro forma adjusted net tangible book
value as of December 31, 1999, would have been approximately $   million, or
$   per share. This represents an immediate increase in such net tangible book
value of $   per share to existing stockholders and an immediate dilution of
$   per share to new investors. The following table illustrates this per share dilution.

Assumed initial public offering price per share..................       $
Pro forma net tangible book value as of December 31, 1999........ $0.16
Increase per share of common stock attributable to the
 offering(1).....................................................
                                                                  -----
Pro forma net tangible book value after the offering(1)..........
                                                                        -----
Net tangible book value dilution to new investors(1)............. $
                                                                  =====

   The following table summarizes on a pro forma basis as of December 31, 1999, the total number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and by new investors (at an assumed initial offering price of $ per share and without giving effect to the underwriting discount and estimated offering expenses).

                                                           Total
                                    Shares Purchased   Consideration   Average
                                   ------------------ --------------- Price Paid
                                     Number   Percent Amount  Percent Per Share
                                   ---------- ------- ------- ------- ----------
Existing stockholders............. 10,119,801      %  $85,237      %    $.0084
New investors.....................
                                   ----------  -----  -------  -----    ------
  Total...........................                 %  $            %
                                   ==========  =====  =======  =====    ======
                                   ==========  =====  =======  =====    ======

   The table above does not include (1) options outstanding as of December 31, 1999 to purchase a total of 1,205,918 shares of common stock with a weighted average per share exercise price of $2.15 or (2) options to purchase 1,106,550 shares of common stock issued subsequent to December 31, 1999 with a weighted average exercise price of $4.17. If the options were to be exercised in full for cash, pro forma net tangible book value per share after the offering would be $ , the increase per share attributable to new investors would be $ ,
and the dilution per share to new investors would be $    .

                            SELECTED FINANCIAL DATA

   The following tables contain selected financial data as of December 31 in each of the years 1995 through 1999 and for each of the years in the five-year period ended December 31, 1999. The selected financial data for each of the years in the five-year period ended December 31, 1999 have been derived from our financial statements, which have been audited by Ernst & Young LLP, independent auditors. Statement of operations data for the years ended 1995, 1996 and 1997 reflect our combined results with an affiliated company, Logical Design Solutions International, Inc. Effective December 31, 1997, Logical Design Solutions International merged with and into us and ceased to exist. The selected financial data are qualified by reference to, and should be read in conjunction with, our financial statements and the notes to those financial statements, included elsewhere in this prospectus.

   Statement of operations data for the year ended December 31, 1999 include the results of operations of Jump! Information Technologies, Inc. from the effective date of its acquisition on November 10, 1999. The pro forma statement of operations data assume that the acquisition of Jump! occurred on January 1, 1999. The pro forma data may not, however, be indicative of the results of operations that actually would have occurred had the Jump! acquisition occurred at the beginning of the period presented or of the results of operations that we may achieve in the future. The pro forma statement of operations data should be read in conjunction with our unaudited pro forma financial information and our financial statements and Jump!'s financial statements, which have been audited by Ernst & Young LLP, included elsewhere in this prospectus. The as adjusted balance sheet data give effect to our sale of the shares of common stock offered in this prospectus, the application of the proceeds received thereby and the exercise of the warrants upon consummation of this offering.

                                         Actual                        ProForma
                          -----------------------------------------  ------------
                                                                      Year Ended
                                 Year Ended December 31,             December 31,
                          -----------------------------------------  ------------
                           1995    1996    1997     1998     1999        1999
                          ------  ------  -------  -------  -------  ------------
                          (in thousands, except per share data)
Statement of Operations
Data:
Revenue.................  $4,502  $7,325  $11,052  $11,330  $15,839    $17,940
Cost of revenue.........   2,288   3,339    4,377    5,562    7,541      8,647
                          ------  ------  -------  -------  -------    -------
Gross profit............   2,214   3,986    6,675    5,768    8,298      9,293
                          ------  ------  -------  -------  -------    -------
Operating expenses:
 Selling, general and
  administrative........   1,203   2,082    3,491    4,768    6,978      7,779
 Depreciation and
  amortization..........      91     139      336      653      942      1,160
 Stock-based
  compensation..........     --      --       --       --     1,077      1,077
                          ------  ------  -------  -------  -------    -------
   Total................   1,294   2,221    3,827    5,421    8,997     10,016
                          ------  ------  -------  -------  -------    -------
Income (loss) from
 operations.............     920   1,765    2,848      347     (699)      (723)
Increase in market value
 of redeemable
 warrants...............     --      --      (288)    (366)  (7,505)    (7,505)
Interest expense, net...     (25)     (1)    (510)    (724)    (962)      (959)
Other income............       9       8       12       14       20         25
                          ------  ------  -------  -------  -------    -------
Income (loss) before
 income taxes...........     904    1772    2,062     (729)  (9,146)    (9,162)
Income tax provision
 (benefit)..............      20      56      465     (115)    (202)      (151)
                          ------  ------  -------  -------  -------    -------
Net income (loss).......  $  884  $1,716  $ 1,597  $  (614) $(8,944)   $(9,011)
                          ======  ======  =======  =======  =======    =======
Basic net income (loss)
 per common share.......  $ 0.23  $ 0.22  $  0.20  $ (0.08) $ (1.14)   $ (1.13)
                          ======  ======  =======  =======  =======    =======
Diluted net income
 (loss) per common
 share..................  $ 0.23  $ 0.22  $  0.17  $ (0.08) $ (1.14)   $ (1.13)
                          ======  ======  =======  =======  =======    =======
Weighted average common
 shares outstanding.....   3,927   7,850    7,850    7,850    7,868      7,962
                          ======  ======  =======  =======  =======    =======
Weighted average common
 shares and common share
 equivalents............   3,927   7,850    9,532    7,850    7,868      7,962
                          ======  ======  =======  =======  =======    =======
                                      December 31,                   December 31,
                          -----------------------------------------      1999
                           1995    1996    1997     1998     1999    As Adjusted
                          ------  ------  -------  -------  -------  ------------
                                     (in thousands)
Balance Sheet Data:
Cash and cash
 equivalents............  $  306  $1,355  $ 5,104  $ 3,510  $ 1,432
Working capital.........     827   1,740    6,051    5,327    5,378
Total assets............   1,828   3,594    9,429   10,352   12,051
Capital lease
 obligations, less
 current portion........      10       2      --       275      199
Senior subordinated
 debentures.............     --      --     3,558    4,400    5,424
Junior subordinated
 debentures.............     --      --     1,194    1,301    1,418
Redeemable warrants.....     --      --     2,560    2,926   10,431
Stockholders' equity
 (deficiency)...........   1,031   2,257       29     (284)  (7,960)

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

   You should read the following discussion together with "Selected Financial Data," our financial statements and the notes to those financial statements elsewhere in this prospectus. In addition to historical information, this discussion contains forward-looking information that involves risks and uncertainties. Our actual results could differ materially from those anticipated by us due to competitive factors, risks associated with our expansion plans and other factors discussed under "Risk Factors" and elsewhere in this prospectus.

Overview

   Our revenue is generally comprised of fees generated for professional services. We provide our services on a fixed-price, retainer, and time and materials basis. In 1999, approximately 40% of our revenue was derived from fixed-price contracts, 38% from retainer contracts and 22% from time and materials contracts. On a pro forma basis, after giving effect to our acquisition in November 1999 of Jump! Information Technologies, Inc., time and material contracts would have generated approximately 31% of our 1999 revenues, as all of Jump!'s contracts were time and material contracts. For fixed-price and retainer-based engagements, we evaluate the technical complexity, work effort required and the project's timetable to estimate and propose fixed prices for such projects. A senior management team member must approve all of our fixed-price proposals. For these contracts, we recognize revenue using a percentage-of-completion method primarily based on costs incurred. We make provisions for estimated losses on uncompleted contracts on a contract-by-contract basis and recognize these provisions in the period in which the losses are determined. To date, such losses have not been significant. Several of our larger clients have entered into retainer-based billing arrangements. Under these arrangements, clients are invoiced an equal amount on a monthly basis over the term of the contract for the core engagement team. The retainer agreements also provide for additional staff to be added to the engagement on an as-needed basis. Fees associated with the additional staff are recorded on a time and materials basis and are invoiced to the client on a monthly basis. Most retainer agreements are for a term of one year, and include a renewal clause. Consistent with our focus of establishing long-term client relationships, our goal is to increase the number of retainer-based relationships. This provides us with greater predictability of revenues and to date have usually resulted in higher utilization for the core engagement team. For time and materials contracts we recognize revenue as we perform services and incur costs. We are generally reimbursed for reasonable expenses under all of our contracts.

   Revenue from a limited number of clients has comprised a substantial portion of our revenues and is expected to represent a substantial portion of our revenues in the foreseeable future. In 1997 and 1998, our five largest clients accounted for approximately 82% and 83% of our revenue, respectively. In 1999, our five largest clients accounted for approximately 74% of our revenue on both an actual and a pro forma basis including our acquisition of Jump!, and Lucent and AT&T accounted for approximately 28% and 24%, respectively (24% and 22%, respectively, on a pro forma basis). AT&T and Lucent accounted for approximately 55% and 26% of our retainer-based revenue in 1999, respectively. Any cancellation, deferral or significant reduction in work performed for these principal clients or a significant number of smaller clients could have a material adverse effect on our business, financial condition and results of operations.

   Cost of revenue represents our most significant expense and consists primarily of salaries, bonuses and associated employee benefits for personnel directly assigned to client projects and non-reimbursed direct expenses incurred to complete projects. We plan to increase the number of our project personnel in order to support our planned growth. We have hired 24 additional employees from January 1, 2000 through February 29, 2000. There is increased competition for qualified personnel that has increased our cash and non-cash compensation costs. Our gross margins are impacted by our employee utilization. Employee utilization can be affected by multiple factors, including rapid growth and reductions in the number or size of projects in any period. Reduction in employee utilization rates could cause further decline in gross profit as a percentage of revenue. Cost of revenue also includes fees paid to subcontractors for work performed on our projects.

Subcontractors generally cost us more than our own personnel and, consequently, we usually generate lower gross margins when using subcontractors. In 1999, subcontractors accounted for approximately 13% of our cost of revenue. In 1998 and 1997, subcontractors accounted for approximately 3% and 12% of our cost of revenue, respectively. Subcontractors are called upon to supplement our staffing requirements and satisfy particular skills required on individual client engagements.

   Selling, general and administrative costs consist of salaries and bonuses for executive and selected senior management, finance, recruiting, selling and marketing and administrative personnel and associated employee benefits, facilities costs, computer and office equipment, operating leases, training, promotional expenses, travel expenses and all other corporate costs. Our sales and marketing expenses are expected to increase as a percentage of revenue in the future as we enhance our selling efforts. We expect selling, general and administrative expenses to increase in absolute dollars as we expand our direct sales force, open new offices, increase our recruiting efforts and incur additional costs related to the growth of our business and operation as a public company.

   Depreciation and amortization consists of depreciation of property and equipment using the straight-line method, generally over three to seven years, based on the estimated useful lives of the respective assets. Goodwill from the Jump! acquisition described below is being amortized over three years. We expect to expand some of our current offices and expand geographically by opening new offices in 2000 and 2001. This will require us to purchase additional furniture, office equipment and computer and networking equipment, all of which will increase our depreciation expense. If we make more acquisitions, we may also have more goodwill to amortize.

   Stock-based compensation expense in 1999 consists of grants to employees of options to purchase approximately 400,000 shares of our common stock at an exercise price below the deemed fair market value for financial reporting purposes of the common stock on the dates of grant. In addition, in connection with the acquisition of Jump!, we issued 109,500 shares of our common stock to the former stockholders of Jump! which are subject to certain vesting provisions. These 1999 option grants and stock issuances resulted in a non-cash compensation charge of $6.5 million, of which $1.1 million has been recorded through December 31, 1999. In addition, since January 1, 2000, we have granted to our employees and our Chief Executive Officer options to purchase 1,106,550 shares of our common stock at exercise prices below the deemed fair market value for financial reporting purposes of the common stock on the dates of grant. The remaining balance of $5,405,000 from the 1999 option grants and stock issuances and the non-cash compensation charge of $12.9 million resulting from the 2000 grants, based on deemed fair market value at December 31, 1999, will be amortized over the remaining vesting schedule as follows:

                                        Amount of Deferred Stock
                                              Compensation
                                        ------------------------
         Year Ended December 31,
           2000........................       $15,612,000
           2001........................         1,349,000
           2002........................           742,000
           2003........................           599,000
           2004........................            12,000

   Increase in market value of redeemable warrants consists primarily of the impact of accreting to fair market value our redeemable warrants, the value of which increased substantially in 1999 based on a substantial increase in the valuation of our company.

   During fiscal 2000, we will record significant charges to operations in connection with: (1) the accretion to fair market value of the redeemable warrants immediately prior to their exercise in connection with this offering;
(2) the vesting of the 109,500 shares issued to the selling shareholders in connection with our acquisition of Jump! and (3) the accretion to redemption value of the senior subordinated debentures. Based upon the midpoint of the expected price range of this offering, the fiscal 2000 charge related to the redeemable
warrants is estimated to be approximately $        million and the charge
related to the vesting of the Jump! shares is estimated to be $ million. Based upon an assumed redemption date of May 1, 2000, the charge for the year ended December 31, 2000 relating to the accretion to redemption value of the senior subordinated debentures will be approximately $1.8 million.

   Interest expense represents the accrual of interest on our senior and junior debentures which is added to the principal over the term of the debentures. As described in this prospectus under the caption "Certain Transactions," the debentures were issued in 1997 to Summit Ventures IV, L.P. and other investors, including certain of our officers and directors. Interest income consists of interest earned on funds held in a money market account.

   In addition to the impact of the aforementioned non-cash charges, our financial results may fluctuate from quarter to quarter based on such factors as the type of project, number, complexity, size, scope and lead time of projects in which we are engaged. More specifically, these fluctuations can result from the contractual terms and degree of completion of such projects, any delays incurred in connection with projects, employee utilization rates, the adequacy of provisions for losses, the accuracy of estimates of resources required to complete ongoing projects and general economic conditions. In addition, revenue from a large client may constitute a significant portion of our total revenue in a particular quarter.

   In addition, we generally experience more activity in the second half of the year, as clients attempt to complete projects by year end, than in the beginning of the year, when many projects are just being contemplated and not yet underway. Also, our work associated with developing and updating employee self-service extranets for benefit plans has generally resulted in increased activity in the second and third quarters as clients prepare for employee open enrollment periods. If we do not have a sufficient number of employees available to handle this increased activity, we generally hire subcontractors to staff these projects. In the past, increased activity in the third quarter has caused us to increase our use of subcontractors in that quarter, which has had a negative affect on our gross margins in that quarter.

Recent Acquisition

   In November 1999, we completed a merger with Jump! Information Technologies, Inc. by exchanging 109,500 shares of our common stock, subject to certain vesting provisions, and $525,000 in cash for all of the common stock of Jump!. In addition, Jump!'s employee options were converted into options to purchase 25,339 shares of our common stock, of which 12,668 were unvested. We incurred acquisition costs of $149,000 and issued 12,671 vested stock options valued at $168,000 associated with the Jump! acquisition, which are included in goodwill. The 109,500 shares of common stock we issued are subject to vesting provisions and, including the unvested stock options granted, resulted in stock-based compensation of $432,000 and deferred compensation charges of $1.3 million, based upon the estimated fair market value of the shares at December 31, 1999, which will be charged to operations over the vesting periods. Since these charges are based upon the fair market value of the stock over the vesting schedule, the amounts could be higher than those estimated at December 31, 1999. These shares will become fully vested upon the completion of this offering. We accounted for this transaction as a purchase. The historical information presented in this section includes the results of operations of Jump! since the date of its acquisition.

Results of Operations

   The following table presents, for the periods indicated, the relative composition of revenue and selected statements of operations data as a percentage of revenue:

                                                             Year Ended
                                                            December 31,
                                                          --------------------
                                                          1997   1998    1999
                                                          -----  -----   -----
Revenue.................................................. 100.0% 100.0 % 100.0 %
Cost of revenue..........................................  39.6   49.1    47.6
                                                          -----  -----   -----
Gross profit.............................................  60.4   50.9    52.4
                                                          -----  -----   -----
Operating expenses:
  Selling, general and administrative....................  31.6   42.1    44.1
  Depreciation and amortization..........................   3.0    5.8     5.9
  Stock-based compensation...............................   --     --      6.8
                                                          -----  -----   -----
    Total................................................  34.6   47.9    56.8
                                                          -----  -----   -----
Income (loss) from operations............................  25.8    3.0    (4.4)
Increase in market value of redeemable warrants..........  (2.6)  (3.2)  (47.3)
Interest income (expense), net...........................  (4.5)  (6.2)   (6.0)
                                                          -----  -----   -----
Income (loss) before income taxes........................  18.7   (6.4)  (57.7)
Income tax provision (benefit)...........................   4.2   (1.0)   (1.3)
                                                          -----  -----   -----
Net income (loss)........................................  14.5%  (5.4)% (56.4)%
                                                          =====  =====   =====

1999 Compared to 1998

   Revenue. Revenue increased $4.5 million, or 39.8%, to $15.8 million in 1999 from $11.3 million in 1998. This increase in revenue reflects increases in the number of billed employee hours, the number of clients and the complexity of engagements undertaken. The number of clients increased from 32 in 1998 to 44 in 1999. Jump! accounted for $266,000, or 5.9%, of the increase in our 1999 revenues.

   Cost of Revenue. Cost of revenue increased $2.0 million, or 35.6%, to $7.5 million in 1999 from $5.6 million in 1998. The increase during 1999 was due primarily to increases in the number of personnel needed to service the increasing number and complexity of our engagements. Salary costs also increased in 1999. Our professional staff increased to 95 at December 31, 1999 from 77 at December 31, 1998. As a percentage of revenue, cost of revenue decreased to 47.6% during 1999 as compared to 49.1% during 1998.

   Gross Profit. Gross profit increased $2.5 million, or 43.9%, to $8.3 million in 1999 from $5.8 million in 1998. The gross profit dollar increase reflects the increase in revenue during 1999. As a percentage of revenue, gross profit increased to 52.4% during 1999 as compared to 50.9% during 1998. The percentage increase reflects an increase in our employee utilization, which was partially offset by increased salary costs.

   Selling, General and Administrative. Selling, general and administrative costs increased $2.2 million, or 46.4%, to $7.0 million in 1999 from $4.8 million in 1998. This increase was due primarily to increased salaries for sales, marketing and administrative personnel and increased facility costs. Selling and marketing costs increased $1.3 million, or approximately 136%, to $2.2 million in 1999 from $924,000 in 1998. The increase was due to increased personnel-related costs and sales promotion efforts. Facility and related costs increased approximately $434,000, or approximately 53%, to $1.25 million in 1999 from $816,000 in 1998. The increase in facility and related costs was due to the addition of the New York City office in July 1998. As a percentage of revenue, selling, general and administrative expenses increased to 44.1% in 1999 as compared to 42.1% in 1998.

   Depreciation and Amortization. Depreciation and amortization costs increased $289,000, or 44.2%, to $942,000 in 1999 from $653,000 in 1998. This increase was due primarily to a full year of depreciation on the fixed assets in our New York City office, which opened in July 1998, and goodwill associated with the acquisition of Jump!. Goodwill charged to operations in 1999 totaled $33,000.

   Stock-based Compensation. We incurred charges of $1.1 million in 1999 for costs associated with our employee stock option plan. We had no stock-based compensation in 1998.

   Increase in Market Value of Redeemable Warrants. The increase in market value for redeemable warrants amounted to $7.5 million in 1999 compared to $366,000 in 1998. This increase in value is based on the substantial increase in the valuation of our company at December 31, 1999 compared to the prior year.

   Interest Income (Expense), Net. Interest expense increased $239,000, or 32.9%, to interest expense of $963,000 in 1999 from interest expense of $724,000 in 1998. The increased interest expense is due to the accrual of interest on our senior and junior debentures which is added to the principal over the term of the debentures. Interest expense of $1.2 million was offset by interest income of $201,000 earned during 1999.

   Income Tax Provision (Benefit). Operating losses generated in 1999 were carried back for tax purposes creating a tax benefit. The $202,000 income tax benefit in 1999 represents a benefit from combined federal and state income taxes at an effective rate of 2.3%. The income tax benefit of $115,000 in 1998 represented a benefit from combined federal and state income taxes at an effective rate of 15.8%. These effective tax rates are lower than the statutory rate primarily due to the impact of the accretion to market value of the redeemable warrants.

1998 Compared to 1997

   1998 was a building year for us. We opened our New York City office in July 1998, reorganized our professional staff into areas of expertise and rearranged our sales organization using a vertical market approach.

   Revenue. Revenue increased $277,000, or 2.5%, to $11.3 million in 1998 from $11.1 million in 1997. Our ability to increase our revenues in 1998 was negatively impacted by the factors set forth above.

   Cost of Revenue. Cost of revenue increased $1.2 million, or 27.1%, to $5.6 million in 1998 from $4.4 million in 1997. This increase was due primarily to the cost of additional professional staff and increased salary costs. We had 77 professional staff at December 31, 1998 and 63 at December 31, 1997. As a percentage of revenue, cost of revenue increased to 49.1% during 1998 as compared to 39.6% during 1997.

   Gross Profit. Gross profit decreased $907,000, or 13.6%, to $5.8 million in 1998 from $6.7 million in 1997. The gross profit decrease reflects the increase in cost of revenue during 1998. As a percentage of revenue, gross profit decreased to 50.9% during 1998 as compared to 60.4% during 1997. The percentage decrease reflects the increase in the number of employees, increased salary costs and a reduction in utilization.

   Selling, General and Administrative. Selling, general and administrative costs increased $1.3 million, or 36.6%, to $4.8 million in 1998 from $3.5 million in 1997. This increase was due primarily to increases in personnel, the leasing of our New York City office and related facility costs to support growth of our operations. Selling and marketing cost increased $110,000, or approximately 14%, to $924,000 in 1998 from $814,000 in 1997. The increase was due to increased personnel related costs and sales promotion efforts. Facility and related costs increased approximately $334,000, or approximately 69%, to $816,000 in 1998 from $482,000 in 1997. The increase in facility and related costs was due to the addition of our New York City office in July 1998. As a percentage of revenue, selling, general and administrative expenses increased to 42.1% in 1998 compared to 31.6% in 1997.

   Depreciation and Amortization. Depreciation and amortization costs increased $317,000, or 94.5%, to $653,000 in 1998 from $336,000 in 1997. This increase was due primarily to depreciation on our New York City office fixed assets purchased in 1998.

   Increase in Market Value of Redeemable Warrants. The increase in market value of redeemable warrants amounted to $366,000 in 1998 compared to $288,000 in 1997. The increase in this charge is due to the redeemable warrants being outstanding for a full year in 1998 compared to approximately nine months in 1997.

   Interest Income (Expense), Net. Interest expense increased $214,000, or 42%, to $724,000 in 1998 from $510,000 in 1997. This increase was due primarily to interest expense we incurred from our senior and junior debentures. Interest expense of $985,000 was offset by interest income of $261,000 earned in 1998.

   Income Tax Provision (Benefit). Operating losses generated in 1998 were carried back for tax purposes creating a tax benefit. The $115,000 tax benefit in 1998 represents a benefit from combined federal and state income taxes at an effective rate of 15.8%. The income tax expense of $465,000 in 1997 represented an expense from combined federal and state income taxes at an effective rate of 22.6%.

Quarterly Results of Operations

   The following tables set forth unaudited quarterly financial data for the periods indicated. We derived this data from unaudited financial statements, and, in the opinion of our management, they include all adjustments, which consist only of normal recurring adjustments, necessary to present fairly the financial results for the periods. Results of operations for any previous fiscal quarter do not necessarily indicate what results may be for any future period.

                                                       Quarter Ended
                          --------------------------------------------------------------------------------
                          Mar. 31, Jun. 30,  Sep. 30,  Dec. 31,  Mar. 31,   Jun. 30,   Sep. 30,   Dec. 31,
                            1998     1998      1998      1998      1999       1999       1999       1999
                          -------- --------  --------  --------  --------   --------   --------   --------
                                                  (dollars in thousands)
Revenue.................   $2,965   $2,636    $2,774    $2,955   $ 3,234    $ 3,365    $ 4,212    $ 5,028
Cost of revenue.........    1,237    1,346     1,456     1,523     1,582      1,584      2,216      2,159
                           ------   ------    ------    ------   -------    -------    -------    -------
Gross profit............    1,728    1,290     1,318     1,432     1,652      1,781      1,996      2,869
                           ------   ------    ------    ------   -------    -------    -------    -------
Operating expenses:
 Selling, general and
  administrative........    1,038    1,021     1,289     1,417     1,425      1,608      1,492      2,453
 Depreciation and
  amortization..........      115      138       194       209       223        234        225        260
 Stock-based
  compensation..........      --       --        --        --         12         70        175        820
                           ------   ------    ------    ------   -------    -------    -------    -------
 Total..................    1,153    1,159     1,483     1,626     1,660      1,912      1,892      3,533
                           ------   ------    ------    ------   -------    -------    -------    -------
Income (loss) from
 operations.............      575      131      (165)     (194)       (8)      (131)       104       (664)
Increase in market value
 of redeemable
 warrants...............      (91)     (91)      (92)      (92)   (1,876)    (1,876)    (1,876)    (1,877)
Other income (expense)..     (186)    (187)     (195)     (142)     (234)      (232)      (249)      (227)
                           ------   ------    ------    ------   -------    -------    -------    -------
Income (loss) before
 income taxes...........      298     (147)     (452)     (428)   (2,118)    (2,239)    (2,021)    (2,768)
Income tax provision
 (benefit)..............       47      (23)      (71)      (68)      (49)       (52)       (46)       (55)
                           ------   ------    ------    ------   -------    -------    -------    -------
Net income (loss).......   $  251   $ (124)   $ (381)   $ (360)  $(2,069)   $(2,187)   $(1,975)   $(2,713)
                           ======   ======    ======    ======   =======    =======    =======    =======
As a Percentage of
 Revenue:
Revenue.................    100.0%   100.0%    100.0%    100.0%    100.0%     100.0%     100.0%     100.0%
Cost of revenue.........     41.7     51.1      52.5      51.5      48.9       47.1       52.6       43.0
                           ------   ------    ------    ------   -------    -------    -------    -------
Gross profit............     58.3     48.9      47.5      48.5      51.1       52.9       47.4       57.0
                           ------   ------    ------    ------   -------    -------    -------    -------
Operating expenses:
 Selling, general and
  administrative........     35.0     38.7      46.5      48.0      44.1       47.8       35.4       48.8
 Depreciation and
  amortization..........      3.9      5.2       7.0       7.1       6.9        7.0        5.3        5.2
 Stock-based
  compensation..........      --       --        --        --        0.4        2.0        4.2       16.3
                           ------   ------    ------    ------   -------    -------    -------    -------
 Total..................     38.9     43.9      53.5      55.1      51.4       56.8       44.9       70.3
                           ------   ------    ------    ------   -------    -------    -------    -------
Income (loss) from
 operations.............     19.4      5.0      (6.0)     (6.6)     (0.3)      (3.9)       2.5      (13.3)
Increase in market value
 of redeemable
 warrants...............     (3.1)    (3.5)     (3.3)     (3.1)    (58.0)     (55.8)     (44.5)     (37.3)
Other income (expense)..     (6.2)    (7.1)     (7.0)     (4.8)     (7.2)      (6.8)      (6.0)      (4.5)
                           ------   ------    ------    ------   -------    -------    -------    -------
Income (loss) before
 income taxes...........     10.1     (5.6)    (16.3)    (14.5)    (65.5)     (66.5)     (48.0)     (55.1)
Income tax provision
 (benefit)..............      1.6     (0.9)     (2.6)     (2.3)     (1.5)      (1.5)      (1.1)      (1.1)
                           ------   ------    ------    ------   -------    -------    -------    -------
Net income (loss).......      8.5%    (4.7)%   (13.7)%   (12.2)%   (64.0)%    (65.0)%    (46.9)%    (54.0)%
                           ======   ======    ======    ======   =======    =======    =======    =======

   We believe that period to period comparisons of our operating results are not necessarily meaningful and that you should not rely on these comparisons as indicators of future performance. See "Risk Factors--Our quarterly revenues and operating results are likely to fluctuate significantly, which may cause our stock price to decline."

Liquidity and Capital Resources

   In June 1997, we entered into a $1.5 million line of credit with First Union National Bank to be used for working capital purposes. The interest rate on amounts borrowed are at First Union's Prime Rate. The credit facility expires in June 2000, and will renew automatically for one additional year at the sole discretion of First Union. The credit facility contains restrictions on us, including a prohibition on the payment of cash dividends by us, and requires us to comply with financial tests and to maintain specified financial ratios. As of the date of this prospectus, we had no outstanding borrowings under the credit facility.

   On March 4, 1998, First Union extended to us an irrevocable standby letter of credit in the amount of $549,000, as security for our New York office lease, to expire on June 1, 1999. The letter of credit has been automatically extended and will continue to automatically extend for annual periods through June 1, 2005. The amount of funds available decreases to $320,500 for the third year of the letter, to $274,500 for the fourth year of the letter and to $137,250 after the fourth year until the letter's expiration. The funds will only be made available if and when we are in default on the terms of our office lease.

   On February 9, 2000, First Union extended to us a standby letter of credit in the amount of $970,667, as security for our new Morristown, New Jersey office lease, to expire on June 15, 2010. The amount of funds available decreases to $767,000 for the fourth, fifth and sixth years of the letter and to $546,000 after the sixth year until the letter's expiration. The funds will only be made available if and when we are in default on the terms of our office lease.

   Cash and cash equivalents decreased to $1.4 million at December 31, 1999, from $3.5 million at December 31, 1998. In 1999, our net cash used in operating activities was approximately $850,000, compared to net cash provided by operating activities of approximately $514,000 in 1998. We experienced an increased use of cash in 1999, primarily attributable to an expansion of our business and an increase in our accounts receivable. In 1999, we also spent approximately $493,000, net of cash acquired, in connection with our acquisition of Jump!.

   Unbilled engagement revenues increased approximately $270,000 from approximately $17,000 at December 31, 1998 to approximately $287,000 at December 31, 1999. This increase was primarily due to growth in the size and number of our projects. All unbilled engagement revenues receivables as of December 31, 1999 are expected to be invoiced during 2000. Unbilled engagement revenues represent engagement revenues recognized in excess of amounts billed.

   Capital expenditures of approximately $680,000, $1.8 million and $750,000 for 1999, 1998 and 1997, respectively, were used primarily for computer equipment, office equipment and leasehold improvements related our growth. Capital expenditures for 2000 are expected to be approximately $2.5 million and will be made principally for computer equipment, internally used software purchases, office furniture and leasehold improvements to support our growth. Our capital expenditure budget for 2000 includes our move from our current Morristown facility to a larger facility, also in Morristown. Our capital expenditure budget for 2000 does not include any other amounts we may spend on expanding existing offices or building or acquiring new offices.

   We anticipate that the net proceeds of this offering, together with existing sources of liquidity and funds generated from operations, should provide adequate cash to fund our currently anticipated cash needs through at least the next 18 months. To the extent we are unable to fund our operations from cash flows, we may need to obtain financing from external sources in the form of either additional equity or indebtedness. There can be no assurance that additional financing will be available to us at all, or that, if available, the financing will be obtainable on terms favorable to us.

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

Recently Issued Accounting Standards

   In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivatives and Hedging Activities," which establishes accounting and reporting standards of derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. In July 1999, the FASB approved SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities-- Deferral of the Effective Date of FASB Statement No. 133," which amends SFAS No. 133 to be effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. We do not currently engage in derivative activity and do not expect the adoption of this standard to have a material effect on our results of consolidated operations, financial position or cash flows.

Quantitative and Qualitative Disclosures About Market Risk

   We do not currently hold any derivative instruments and we do not engage in hedging activities. Also, we do not have any outstanding variable interest rate debt and currently do not enter into any transaction denominated in a foreign currency. Thus, our direct exposure to interest rate and foreign exchange fluctuations is minimal.

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

                                    BUSINESS

Overview

   Logical Design Solutions is a professional services provider of e-business solutions primarily to Fortune 500 companies. We work with our clients to anticipate and evolve their e-business initiatives across industry and technology trends. We leverage emerging technologies to enable our clients to conduct business with their employees, customers and partners.

   Since 1995, we have focused on providing solutions based on Internet technologies. We have evolved our business from business-to-employee high-volume, secure corporate intranet sites to complex business-to-business extranets that link companies with their outside partners. Over the last two years, we have extended our reach to service the diverse range of constituents of our clients' businesses, including business-to-business-to-consumer. We believe our competitive differentiator has been our ability to extend our clients' e-business models to an increasingly diverse universe of users while managing complex content and creating an interactive, targeted user experience.

   In each of our engagements we employ our proprietary methodology, the Logical Approach, to advise our clients on e-business strategies and to design and implement customized, complex e-business solutions. We focus on providing our services to market leaders in the following targeted industries in which we have knowledge and experience: communications, financial services, healthcare, manufacturing and publishing.

   We focus on building long-term relationships with our clients. For example, AT&T was our first client in 1990 and we continue to provide e-business solutions for them today. We have developed a blue-chip client list with significant repeat business. Our clients include Aetna/US Healthcare, AT&T, The Chase Manhattan Bank, International Paper, Johnson & Johnson, Lehman Brothers, Lucent Technologies, The MONY Group, Philip Morris Companies, SBC
Communications, The Thomson Corporation and Winstar Communications.

Industry Background

   Increasing acceptance of the Internet and related corporate extranet and intranet technologies has created numerous opportunities for companies seeking growth and increased efficiencies in highly competitive and rapidly changing markets. The Internet enables companies, consumers, business partners, suppliers and employees to interact and transact business on a one-to-one and one-to-many basis. In order to achieve this manner of connectivity, a growing number of organizations are demanding more advanced, customized Internet solutions. In addition, organizations are seeking to differentiate themselves from their competitors by providing enhanced experiences for their end-users with features that are easy to use and offer personalized service.

   Although companies are eager to capture the opportunities presented by the Internet, the strategy, design and implementation of an effective e-business solution requires special skills and expertise. These special skills include:

  .  assessing the strategic implications of the Internet for a business;

  .  integrating new and existing business processes;

  .  developing creative initiatives for brand, content, and user experience;
     and

  . implementing the advanced technology required to support these solutions.

   The availability of high quality professionals experienced in designing, developing and implementing advanced Internet solutions is limited, making the market for recruiting and retaining these individuals extremely competitive. As a result, an increasing number of businesses, from start-ups to established companies, engage professional services firms to help them design and implement these solutions. A May 1999 study by International Data Corporation estimates that the worldwide market for Internet services will grow from $7.8 billion in 1998 to $78.6 billion in 2003, representing a compound annual growth rate of nearly 60%.

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

   Logical Design Solutions believes organizations are increasingly searching for a single-source professional services firm that integrates the strategy, design and technology skills specifically required for offering comprehensive e-business solutions. Furthermore, we believe that organizations will increasingly look to e-business solutions providers that can leverage industry knowledge and provide effective program management to formulate a focused, strategic and integrated approach to e-business and to efficiently design and implement large-scale, complex e-business solutions.

Our Approach to Market

   Our approach to market includes the following elements:

 Industry Expertise

   Led by industry managers with long-term industry and consulting experience, our vertical market focus and industry practice model form the foundation for our business development efforts. We target the following industries: communications, financial services, healthcare, manufacturing and publishing. We sell our services primarily to executive level management using our reputation of experience in their industry, a client list of major corporations and case studies that support our ability to deliver end-to-end solutions in similar situations. During our sales process, we seek to demonstrate our ability to work within complex technical situations, while bringing a business focus to the potential engagement.

 Integrated Solutions

   We offer our clients a suite of comprehensive services that covers strategy, design and technology. Our methodology, the Logical Approach, enables us to provide these services in an integrated manner to bridge between business and information technology units. By using our multidisciplinary teams of strategists, designers and technologists we provide the diverse skills required to deliver comprehensive solutions. This ability to provide comprehensive services offers our clients a single source in building an e-business solution.

 User Experience

   We seek to leverage our experience and credentials in usability engineering as a competitive differentiator. We believe our usability capabilities help our clients assess the needs of their increasingly demanding and diverse customer base and engineer a user experience that is personalized, measurable and a competitive market advantage. Our commitment to advancing the user experience is reflected in our Usability Center, which we use to analyze user requirements, navigate content presentation and test Web sites. Our focus on the end user's experience is designed to provide our clients' employees, customers and partners with a positive user experience, which leads to higher levels of customer satisfaction and loyalty.

 Long-Term Client Relationships

   We focus on building long-term relationships with our clients. We strive to become our clients' e-business partner of choice and assist our clients in managing the evolution of their e-business. As we work with our clients, we gain knowledge about their business, technical environment and internal decision-making processes. We become familiar with a client's business and work closely with the client to understand, predict and address its evolving business needs. Our focus on long-term relationships has resulted in significant repeat business from our clients.

Our Growth Strategy

   Our goal is to expand upon our position as a provider of e-business solutions to Fortune 500 companies in the markets we target. To achieve this goal, we pursue the following strategies:

 Deepen Client Relationships

   We focus on growing our business with existing clients and leveraging these relationships into new, expanded engagements. By offering our clients integrated strategy, design and technology e-business solutions,

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we strive to be the primary e-business services provider for our clients. We also believe that our record of client satisfaction has led to long-term relationships with our clients and to an increase in the amount, scope and complexity of services requested by many of our clients. For instance, we began our work for AT&T in 1990 and we continue to provide a range of e-business solutions for them today. In addition, our relationship with AT&T allowed us to obtain Lucent as a client immediately following its spin-off from AT&T. Lucent remains a major client today.

 Further Penetrate our Vertical Markets

   We have assembled industry practice groups of professionals experienced in the business practices and processes of our targeted industries. We believe that our industry focus enables us to provide effective solutions tailored to the special needs of our clients. In each of our vertical industry groups, we develop industry-specific offerings and capitalize on referrals from existing clients. In addition, our industry experience reduces the knowledge asset transfer on new engagements, improves efficiency of implementation and reduces project delivery times by, among other things, allowing us to leverage those elements of our e-business solutions for which there is repeat customer demand. We intend to continue to utilize our knowledge and industry experience to further penetrate and broaden our vertical market presence.

 Continue to Develop Leading-Edge Technology Capabilities

   We believe being able to deliver integrated, quality technical capabilities is an important competitive advantage in our industry. Our technical specialists in systems engineering and application development allow us to offer customized, complex e-business solutions. We intend to continue to hire additional software engineers and develop new technology skill-sets to deliver quality solutions and meet the evolving needs of clients. We work with emerging technologies and stay current with industry developments through our dedicated team of technical specialists who evaluate new technologies and work on innovative solutions.

 Retain and Hire Outstanding Professionals

   Retaining and attracting outstanding professionals is essential to our growth. We focus on maintaining a culture that fosters innovation and emphasizes professional development and plan to continue to do so. We support each professional's development in their primary discipline through training that is focused on their specific areas of expertise. We have developed a consistent and cohesive corporate culture by primarily growing organically. Our company culture encourages our professionals to work closely in multidisciplinary groups to facilitate the development of integrated solutions for our clients. We intend to continue to offer competitive compensation packages, including equity participation through stock options for all of our professionals.

 Expand Geographically

   We believe that significant opportunities exist for our services beyond our current locations, including serving existing and new clients in other markets. We have expanded, and intend to continue to expand, our geographic presence, both nationally and internationally, based on our clients' needs, our vertical market focus and market opportunities. We intend to continue to expand primarily through organic growth, which may be supplemented by strategic acquisitions. Our strategic acquisition of Jump! in November 1999 added a geographical presence for us in the Washington, D.C. metropolitan area, expanded upon our technological capabilities and added a client relationship with Research Institute of America, part of The Thomson Corporation, a publishing conglomerate.

Our Approach to Engagements: The Logical Approach

   In each of our client engagements, we apply the Logical Approach. Using our Logical Approach, we service our engagements with a multidisciplinary team led by a dedicated project manager who coordinates business strategy, design and technology services. We integrate industry-specific strategy with enterprise

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

level design and technological capabilities to provide customized e-business solutions. Our Logical Approach also provides for an ongoing process for evaluating and tailoring a company's e-business solution. Ongoing assessments of business and market trends, technology trends, competition, user requirements, and application requirements provide continual feedback on the company's e-business strategy.

   The Logical Approach is a comprehensive methodology which integrates multidisciplinary tasks across four phases: strategy, blueprint, construction and post-implementation evaluation. The Logical Approach is a scalable process and we can customize the specific phases necessary to suit the parameters of each client engagement. The inclusion of any phase or phases depends on the type of solution required and the scope of the work.

 Strategy

   We believe that a client's e-business strategy should be integrated with its overall business strategy. We enable our clients to develop a viable, successful e-business strategy that balances enterprise objectives with user needs and competitive market challenges. Our Usability Center helps tailor the e-business strategy to specific user requirements. We work with senior business managers to define the e-business strategy and the supporting strategic technology plan. In developing an e-business strategy, we focus on designing solutions that will meet our client's business objectives, such as reducing costs, generating revenue through new channels or developing targeted, one-to-one marketing initiatives. Our strategic consultants focus on understanding and applying the appropriate e-business models to our clients' business. We assess and define business requirements to solidify the e-business strategy, taking into account numerous factors that may affect the strategy, such as industry trends, shifts in a client's business direction and escalating competitive forces.

 Blueprint

   During the blueprint phase we develop an integrated schematic of how to bridge the gap between e-business strategy and construction. To establish a blueprint, we examine the aspects of the client's technology and business that are critical to a successful e-business initiative. We also refine the functional and creative requirements that support the business strategy. The e-business blueprint comprises the following elements:

  . Infrastructure Migration Plan. Our technologists review and analyze the client's current infrastructure to ensure that its network and architecture will be stable, reliable and scalable. We identify gaps in our client's infrastructure and outline a migration plan that will support the e-business strategy, while attempting to leverage the client's installed technology and infrastructure and mitigate risks.

  . Business Assimilation Plan. Our business analysts review and analyze the client's current workflows, policies and procedures to identify areas that will be significantly impacted by the e-business strategy. We identify individual project releases to address these areas and plan these releases to coincide with the delivery of specific e-business functions and features.

  . Marketing and Communications Plan. Our marketing consultants collaborate with the client's corporate communications organization to establish or enhance its online brand. Our consultants also collaborate with the client to define strategies for communicating and introducing the e-business capabilities to its employees, customers and partners.

  . Internal Staff Skills and Capability. Our business analysts collaborate with the client's internal information technology team to determine what new capabilities will be required to implement and maintain its e-business initiative.

  . Release Plan. Our project managers develop a release plan which provides an integrated, phased approach to delivering e-business capabilities for the client. The release plan offers a functional view of what capabilities will be delivered, over what time period and to which constituents. It takes into account the schedules and resources outlined in each of the plans listed above to ensure that there is a comprehensive approach to rolling out the e-business solution.

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

 Construction

   During the construction phase, we integrate project management, software engineering, software quality management and creative disciplines. We seek to build e-business sites that deliver quality functionality and enhanced user experiences on reliable and scalable infrastructures. We leverage systems and processes already in place as well as pre-built, customizable modules of code and design. We develop e-business solutions that use the latest proven technologies to transform business processes. We offer technology implementation services, including applications architecture design, technical infrastructure design, custom application development, legacy and third party software integration, as well as technology advisory services. Before we deliver the application to our clients, as part of this phase, we conduct a comprehensive series of test cases on the different applications.

   As part of the construction process, we utilize our creative abilities to address navigation, layout, information architecture, personalization and branding. We seek to create e-business solutions that have direct, immediate and relevant appeal and utility. As e-business solutions have become an important point of contact with employees, customers and partners, the user interface of these applications has become an increasingly visible component. Recognizing this importance, among other things, we test the user interface of our proposed solutions through representative users at our Usability Center. We aim to provide intuitive, visually appealing and highly usable solutions designed with the end user in mind.

 Post-Implementation Evaluation

   After the client's site is constructed and delivered, we provide a wide range of services aimed at ensuring that the site is achieving and continues to achieve the client's e-business strategic objectives. A key technique that we deploy is testing and focus group sessions in our Usability Center. These tests and sessions help to ensure that the user is able to easily achieve the benefits for which the e-business solution was designed. We also conduct analysis of other sites to ensure that the client's site remains competitive within the marketplace. Finally, we monitor industry trends and explore ways to enhance and tailor the site. The results of our testing and analysis are then fed back into the strategy phase of the Logical Approach, helping to make the Logical Approach an ongoing process.

Clients

   We focus on providing our services to market leaders in the following targeted industries: communications services, financial services, manufacturing, healthcare and publishing. We utilize our industry experience in serving our clients in each industry. The following is a representative sample of our current clients.

     Communications Services              Manufacturing
     AT&T                                 International Paper
     Bell Atlantic                        Johnson & Johnson
     SBC Communications                   Lucent Technologies
     Winstar Communications               NCR
                                          Philip Morris Companies
     Financial Services
     The Chase Manhattan Bank             Publishing
     Lehman Brothers                      The McGraw Hill Companies
     Met Life                             The Thomson Corporation
     The MONY Group

     Healthcare
     Aetna/US Healthcare
     Pfizer

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   We seek to develop long-term relationships with our clients. We become familiar with a client's business and work closely with the client to understand, project and address the client's evolving strategic business needs.

   In 1999, our five largest clients accounted for approximately 74% of our revenue on both an actual and a pro forma basis including our acquisition of Jump!. Our three largest clients in 1999, Lucent, AT&T and Aetna/US Healthcare, contributed approximately 28%, 24% and 12%, respectively, of our revenue (approximately 24%, 22% and 10%, respectively, on a pro forma basis). In addition, Research Institute of America, a subsidiary of The Thomson Corporation, contributed approximately 13% of our revenue on a pro forma basis in 1999. In 1998, our five largest clients accounted for approximately 83% of our revenue. Our two largest clients in 1998, AT&T and Lucent, contributed approximately 47% and 27%, respectively, of our revenue. In 1997, our five largest clients accounted for approximately 82% of our revenue. Our two largest clients in 1997, AT&T and Lucent, contributed approximately 42% and 24%, respectively of our revenue. No other clients contributed over 10% of our revenue in 1999, 1998 or 1997.

Client Case Studies

   We manage a significant range of e-business engagements including:

  . customer self-service solutions for billing, customer care, and the personalized delivery of information;

  . enterprise self-service solutions for human resources, content management, corporate communications and financial applications, such as pension plans and profit sharing arrangements; and

  . corporate e-business presence solutions, .com sites, corporate extranets and new channel development sites.

   Set forth below are several representative client engagements:

AT&T

   We began our relationship with AT&T in 1990, developing corporate information systems, and AT&T remains a major client today. Over our ten year history with AT&T, we have utilized emerging technologies--moving from CD-Rom delivery to intranet, extranet and Internet-based solutions. Examples of specific initiatives performed for AT&T include:

  . Health and Insurance Information Center. In 1995, we created a customized health and insurance intranet that allows employees to access their benefits data, search provider directories, model the impact of lifestyle changes on their benefits, enroll for benefits and compare carrier options online. With this intranet, employees can now self-manage many aspects of their human resources benefits and programs.

  . Pension Update Information Center. In 1997, we created an extranet-based self-service pension planning center, allowing employees to personalize benefit amounts, receive detailed pension plan information and model various retirement scenarios to project their pension benefits under different retirement scenarios. This center has engaged and assisted AT&T employees in learning about their pension benefits.

  . Benefit Decisions 2000. In 1999, we created an Internet site providing information on health and welfare plans for employees joining AT&T through mergers and acquisitions. Through this Internet site, employees from merged or acquired entities can, before joining AT&T, learn about the enrollment process, model various benefit options and enroll in specific benefit plans. This Internet

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

     site enhances communication of benefit information and options to newly acquired employees and has improved the transition of these employees into AT&T's core human resources systems.

   Our initiatives for AT&T support over 100 classes of users. Each user class has its own profile and associated business rules that control the type of pension and benefits modeling and content available to the user. The solutions interface to existing enterprise resource planning systems and to multiple external healthcare provider sites.

Lucent Technologies

   Lucent became our client upon its spin-off from AT&T in September 1996 and remains a major client today. We developed e-business strategies for Lucent, as well as designed and implemented solutions that allow Lucent to better interact with its employees and customers. Examples of e-business solutions developed for Lucent include:

  . Benefits Central. In 1997, we designed and implemented Benefits Central, a personalized and secure intranet site, providing approximately 100,000 Lucent employees worldwide direct access to information about their health and welfare benefits. This site provides online enrollment in benefit plans, access to health provider listings, compensation and financial information, as well as allows Web-enabled access to Lucent stock quotes. The Benefits Central site utilizes XML and application server technology to exchange information between the Web application and existing data sources. This architectural approach allows the application to be independent of the back-end data source. Benefit Central provides a self-service functionality to Lucent employees.

  . NetCare Professional Services. In 1998, we designed, developed and launched an e-commerce Internet site for Lucent products and Lucent's NetCare management services division. This Internet site presents a personalized site to each of NetCare's customers, incorporates a single consistent interface for Lucent's extensive product line and provides Lucent with a channel to efficiently communicate new information to its customers. The Internet site also provides customer service, logging customer requests, registrations, feedback and content updates. The NetCare site uses scalable technologies such as application servers, relational databases and LDAP directories. This Internet site became a major customer service delivery channel for the NetCare management services division.

  . The Solution Advisor. In 1999, we developed the marketing/customer service application called Find Your Solution for Lucent's enterprise division, which services its small-medium business market. This site operates as a component of Lucent's company Web site. Lucent's enterprise customers can access this application to assist them in making voice and data networking communication decisions. Through an online questionnaire, prospective customers provides information about their industry, company and communications goals. Based on that input, Find Your Solution provides them suggested solutions and Lucent product information.

  . Zingo. In 1999, we helped Lucent's wireless division develop a custom mobile portal for small devices such as wireless phones and hand-held computers. In addition to designing the portal's interface and branding approach, we provided overall project management and coordination of the multiple vendors who were engaged for this effort. This experimental platform was targeted at telecommunications service providers and enabled access to multiple third party applications.

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The MONY Group

   The MONY Group entered into a retainer contract with us in mid-1999 to advise and assist them on their e-business initiatives. We provide advice, design and enhancement development in an ongoing fashion for many areas of MONY's public Web site. This support includes assistance with application development, look and feel enhancements, navigation, design and content analysis and creation. Among the projects are:

  . Strategic Planning. We conducted a strategic infrastructure planning effort, the purpose of which was to define the foundational infrastructure for developing and deploying internally and externally focussed e-business applications. We assembled and worked with a steering committee made up of architects representing various areas within MONY. The results of this joint effort was an infrastructure recommendation and migration strategy to evolve to an e-business environment.

  . Weekly Activity Report. We redesigned and implemented a process to allow MONY's independent international finance representatives to acquire templates and file required reports via the Internet. MONY experienced increased efficiencies by migrating from a telephone-based to an Internet-based system. The new system has been designed by representatives with hierarchical security within which to access information.

  . Trusted Advisor-Rep World. At the end of 1999, we built the Trusted Advisor Internet site to provide financial planners, who represent MONY's products, access to content information such as tax rules and changes, research on investment products, forms and estate planning tools.

  . Broker Insight. We created an Internet application to support MONY's global network of brokers. This system linked MONY's brokers with the compliance documents, rules and sales tools they needed to provide enhanced customer service to their and MONY's customer base.

Aetna/US Healthcare

   In July 1999, Aetna/US Healthcare hired us to provide strategic e-business consulting. In October 1999, Aetna/US Healthcare converted this engagement to a retainer-based arrangement, naming us as an e-business partner for the remainder of 1999 and through 2000. Our initial work for Aetna/US Healthcare has included:

  . Strategic e-Business Consulting and Business Requirements. We worked with senior executives, general managers and the Chief Information Officer and his staff to develop an approach for analyzing business, operational, user and technical requirements to support key e-business initiatives. We developed e-business models and detailed use cases that we translated into a multiphase, multiyear implementation plan and a go-to-market strategy.

  . Online Brand and User Experience Design. During the first phase, we partnered with Aetna/US Healthcare to develop two prototypes. One prototype represented Aetna/US Healthcare's e-commerce functionality depicted in the use cases. This protype was used to gain executive and stakeholder acceptance of the "future state" for e-commerce at Aetna/US Healthcare. The second prototype represented the e-commerce functionality plus the online branding design and user interface conventions.

  . Technical Consulting. We provide ongoing technical architecture consulting and design to the Chief Technology Officer and his staff. We have a seat on Aetna/US Healthcare's internal technical advisory council, which is responsible for Aetna/US Healthcare's strategic technology direction. In this capacity, we provide expertise on e-commerce products, platforms and technology.

Sales and Marketing

   We primarily market our services to Fortune 500 companies. Our sales and marketing organization is built around five industry practices and staffed with professionals with industry and e-business experience. Each industry practice team is led by a practice manager who has long-term industry and consulting experience. Account executives and account managers report to the industry practice managers. Account executives are responsible for generating leads, qualifying opportunities and driving new revenue.

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   Account managers are responsible for strategic account management, proposal development and revenue growth with key current clients. Our account management model is focused around growing existing engagements and leveraging them into new engagements through cross and up sell business development. This focus allows us to build a more solid understanding of the business issues facing each client.

   We have recently added channel managers to our industry teams. Channel managers are responsible for establishing and leveraging partner relationships into additional revenue streams. We seek additional business and technical partnerships to drive new revenue, enhance our technology strength and provide us with a first glance view of technology trends.

   Currently the sales teams for our five industry practices are composed of a total of 13 individuals. Our marketing team of four individuals provides both corporate-wide and industry specific marketing support to drive our business development. Marketing programs include corporate branding, public relations programs, client success stories, advertising and promoting our executives for speaking opportunities and sponsored event management.

Technological Capabilities

   Our current technical organization is organized into separate areas of expertise. Our senior level technology professionals average at least 10 years of experience in large-scale application development and reports to our Chief Technology Officer. This senior group provides overall leadership to our staff on technology direction and engineering best practices as well as researching emerging technologies. Our technical specialists in systems engineering and application development design and deliver our e-business solutions. Our system engineers have extensive experience across a broad range of Internet-based technologies. We identify specific areas of concentration, which we view as essential to deliver business-critical e-business solutions. These areas include:

  .  server-side Java technologies such as Servlets and JSP;

  . application service technologies which enable session management and reliable, scalable processing such as NetDynamics, Netscape Application Server, Microsoft IIS/ASP and BEA WebLogic;

  .  markup languages including HTML, XML and SGML;

  .  Internet security technologies such as PKI, SSL and Digital
     Certificates;

  .  directory technologies including LDAP;

  .  database management systems such as Oracle, Sybase and SQL Server;

  .  personalization and publishing software such as Vignette;

  . Web-centric customer relationship management technologies such as Silknet; and

  .  portal technologies such as Netscape's Customer Net Center.

   In addition to specific products and technologies, our specialists and architects understand distributed computing architectures, which are essential for delivering e-business solutions.

Strategic Affiliation with the Sun Microsystems / Netscape Alliance

   We have established a strategic affiliation with the Sun Microsystems / Netscape Alliance. This affiliation provides us with early access to training, product support and technology. In addition, this relationship with the Alliance has led to several engagements, including with Winstar Communications. The primary goals of our affiliation with the Alliance are:

  . to deepen our technical capability and understanding of industry leading products and technologies that are commonly deployed in e-business applications;

  . to create or identify new revenue opportunities through referrals and joint marketing; and

  . to enhance our position as an industry leader in bill presentment and payment solutions.

   We intend to seek out additional strategic alliances and affiliations with other technology service providers to increase our business opportunities.

Competition

   We compete with other providers of e-business professional services. The market for these services has grown dramatically in recent years as a result of the increasing use of Internet technologies by businesses to interact and transact with their employees, customers and partners. Our market is intensely competitive, highly fragmented and subject to rapid technological change. We expect competition to persist and intensify in the future. Our current and potential competitors include:

  . e-business professional services firms, such as Agency.com, Diamond Technology Partners, iXL, Organic, Proxicom, Razorfish, Sapient, Scient, USWeb/CKS and Viant;

  . traditional strategic consulting firms, such as Booz-Allen & Hamilton, Boston Consulting Group and McKinsey;

  . interactive advertising agencies, such as Modem Media.Poppe Tyson and OgilvyOne;

  . professional services groups of computer equipment companies, such as Hewlett-Packard and IBM;

  . traditional systems integrators, such as Andersen Consulting, Cambridge Technology Partners and EDS; and

  . internal information technology departments of current or potential clients.

   We believe the principal competitive factors in our market are:

  .  vertical industry business knowledge and experience;

  .  breadth and integration of service offerings;

  .  cost and quality of service;

  .  client relationships;

  .  strategic expertise, technical knowledge and creative skills;

  .  ability to attract and retain quality professionals; and

  .  brand recognition and reputation.

   Competition is intense in our industry. Our ability to compete favorably across these competitive factors may be beyond our control.

   Many of our competitors have longer operating histories, greater name recognition, larger established client bases, longer client relationships and significantly greater financial, technical, personnel and marketing resources than we do. These competitors may be in a stronger position to respond quickly to new or emerging technologies and changes in client requirements. These competitors may also be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to potential clients, employees and strategic partners. Further, our competitors may perform e-business services that are equal or superior to our services or that achieve greater market acceptance than our services. There are relatively low barriers to entry into the e-business professional services industry. We have no patented or other proprietary technology that would preclude or inhibit competitors from entering the e-business professional services market. Therefore, we must rely on the skill of our personnel and the quality of our client service. The costs to develop and provide e-business services are low. Therefore, we expect to continually face additional competition from new entrants into the market in the future. See "Risk Factor--The e-business professional services market is highly competitive and has low barriers to entry. If we cannot effectively compete, our revenues may decline."

Personnel

   As of February 29, 2000, we had 159 employees. Of these, 122 were consulting and service delivery professionals and 37 were management and administrative personnel performing sales, marketing, human resources, finance, accounting, legal and administrative functions.

   None of our employees are represented by a labor union nor have we ever experienced a work stoppage. We believe our employee relations are good.

Intellectual Property

   We rely on a combination of trade secret, nondisclosure and other contractual agreements, and copyright and trademark laws to protect our intellectual property. We enter into confidentiality agreements with our employees, generally require that our consultants and clients enter into such agreements and limit access to and distribution of our information. There can be no assurance that the steps we have taken in this regard will be adequate to deter misappropriation of our proprietary information or that we will be able to detect unauthorized use and take appropriate steps to enforce our rights. We do not have any patents or patent applications pending.

   Generally, our client contracts provide a work-for-hire intellectual property right for each client in the custom work developed specifically for that client. The intellectual property rights in work done prior to the client contract or independent of the services provided that client remain with us. See "Risk Factors--If we are unable to protect our intellectual property or if others claim we are infringing on their intellectual property, we could incur significant expenses or be prevented from providing our services."

Facilities

   Our headquarters and principal administrative, finance, legal, sales and marketing operations are located in approximately 17,400 square feet of leased office space in Morristown, New Jersey. Our lease expires in July 2001. We plan to move from our current Morristown facility to an approximately 52,000 square-foot facility in June 2000. The new office space, also in Morristown, will be solely occupied by us under a lease, the term of which extends to February 2010. We also lease office space in New York City and Chantilly, Virginia. Our office in New York City, which contains our Usability Center, is in an approximately 18,000 square-foot facility under a lease that expires in July 2005. The lease for our 9,946 square-foot Chantilly, Virginia facility expires in February 2006.

Legal Proceedings

   We are from time to time involved in litigation incidental to the conduct of our business. We are not a party to any lawsuit or proceeding that, in the opinion of our management, is likely to have a material adverse effect on us.

                                   MANAGEMENT

Directors, Executive Officers and Key Employees

   The following table sets forth, as of February 29, 2000, the name, age and position within Logical Design Solutions of each of our directors, executive officers and key employees.

  Name                     Age             Position(s) With Company
  ----                     ---             ------------------------
Mimi Brooks...............  39 President, Chief Executive Officer and Chairwoman
David W. Stoltzfus........  42 Chief Technology Officer and Director
John P. Fee...............  39 Chief Operating Officer
E. Bruce Lovenberg........  42 Chief Financial Officer
Marilynne N. White........  42 Vice President and General Counsel
Thomas Shea...............  39 Vice President--Sales
Paul F. Lozier............  53 Director
Kevin Mohan...............  36 Director

Mimi Brooks is our founder and has served as President, Chief Executive Officer and Chairwoman of our board of directors since its inception in 1990. Prior to founding our company, Ms. Brooks served as a human resources information systems executive for AT&T.

David W. Stoltzfus has been Chief Technology Officer since joining us in 1997 and a director since 1999. Prior to joining us, Mr. Stoltzfus was employed with The Vanguard Group since 1988 where his most recent position was Principal in Charge of Enterprise Architecture and was an officer of The Vanguard Group since 1994.

John P. Fee has been Chief Operating Officer since joining us in 1999. Prior to joining us, Mr. Fee served as Vice President of Thomson Consulting, a division of The Thomson Corporation, a publishing conglomerate, since April 1997. Mr. Fee served as Chief Information Officer of Gemini Consulting, a division of The Cap Gemini Group, from October 1995 to March 1997, where he also served as a member of the Cap Gemini IT Strategy Board. Mr. Fee served as an account executive at Computer Systems Advisor, a provider of business modeling solutions, from September 1989 to October 1995.

E. Bruce Lovenberg has been Chief Financial Officer since joining us in 1996. Prior to joining us, Mr. Lovenberg was a Senior Manager at Ernst & Young since 1985, where he served as Practice Leader for the New Jersey--Entrepreneurial Services Group consulting practice. Mr. Lovenberg is a Certified Public Accountant.

Marilynne N. White has been Vice President and General Counsel since joining us in 1999. Prior to joining us, Ms. White was a vertical markets executive at Thomson Consulting from 1998 to 1999. Ms. White served as Vice President of Marketing and Sales at United Press International from 1997 to 1998 and as senior advisor at the Office of Agreements' Compliance within the U.S. Department of Commerce from 1996 to 1997. Ms. White earned a J.D. degree from Georgetown University Law School in 1995.

Thomas J. Shea has been Vice President of Sales since June 1995. Prior to that, Mr. Shea held various executive and managerial positions at Dun & Bradstreet Information Services from 1985 to 1995.

Paul F. Lozier has served as a member of our board of directors since March 1997. Mr. Lozier has been President of Samedan, Inc., a corporate finance consulting firm, since 1996. Prior to that, from 1977 to 1996, Mr. Lozier held various positions at Merrill Lynch, Pierce, Fenner & Smith Incorporated, including serving as a Managing Director of Merrill Lynch Investment Banking from 1987 to 1996. Mr. Lozier is also a director of The Bank of Somerset Hills.

Kevin Mohan has served as a member of our board of directors since March 1997. Mr. Mohan has been a General Partner of Summit Partners, a venture capital firm, since December 1997. Prior to that, from September

1994 to December 1997, Mr. Mohan was a Vice President of Summit Partners. Mr. Mohan is also a director of several privately held companies.

   Several of our directors were elected to the board pursuant to a shareholders agreement that terminates as of the closing of this offering. The shareholders agreement provides that Ms. Brooks is to be a director. Pursuant to the shareholders agreement, Mr. Stoltzfus and Mr. Lozier were designated as directors by Ms. Brooks and Mr. Mohan was designated by Summit Ventures IV, L.P.

   We intend to elect two additional independent directors to our board within 90 days following this offering. We will be required to have three independent directors, as defined by the Nasdaq National Market, to maintain the listing of our common stock on the Nasdaq National Market.

Classes of Directors

   We plan to adopt a provision in our certificate of incorporation which will divide our board of directors into three classes, denominated as Class I, Class II and Class III. Members of each class hold office for staggered three-year terms. At each annual meeting of our stockholders commencing in 2001, the successors to the directors whose term expires at that meeting will be elected to serve until the third annual meeting after their election or until their successor has been elected and qualified. Mr. Mohan will serve as the Class I director whose term expires at the 2001 annual meeting of stockholders. Mr. Lozier will serve as the Class II director whose term expires at the 2002 annual meeting of stockholders. Ms. Brooks and Mr. Stoltzfus will serve as Class III directors whose terms expire at the 2003 annual meeting of stockholders. With respect to each class, a director's term will be subject to the election and qualification of their successors, or their earlier death, resignation or removal. These provisions, when taken in conjunction with other provisions of our amended and restated certificate of incorporation authorizing the board of directors to fill vacant directorships, may delay a stockholder from removing incumbent directors and simultaneously gaining control of the board of directors by filling the vacancies with its own nominees.

Board Committees

   The audit committee reviews, acts on and reports to the board of directors with respect to various auditing and accounting matters. These matters include the selection of our auditors, the scope of the annual audits, fees to be paid to the auditors, the performance of our independent auditors and our accounting practices. The audit committee currently consists of Ms. Brooks, Mr. Lozier and Mr. Mohan. It is anticipated that following the consummation of this offering, Ms. Brooks and Mr. Mohan will resign from the audit committee and that the two additional independent directors who will be appointed to our board will join Mr. Lozier as members of the audit committee.

   The compensation committee determines the salaries and incentive compensation of our officers and provides recommendations for the salaries and incentive compensation of other employees and consultants. The compensation committee also administers our various incentive compensation, stock and benefit plans. The compensation committee currently consists of Ms. Brooks, Mr. Lozier and Mr. Mohan. It is anticipated that following the consummation of this offering, the current members of the compensation committee will be replaced by the two additional independent directors who will be appointed to our board within 90 days of this offering.

Director Compensation

   We do not currently compensate our directors who are also our employees. Each non-employee director currently receives $1,000 of cash compensation per meeting attended and is reimbursed for reasonable travel expenses for each board meeting attended. Our directors will also be eligible for equity awards under our 1999 Stock Plan and our 2000 Stock Plan for Non-Employee Directors, see "-- Stock Plans" below for a description of such plans.

Executive Compensation

   The following table summarizes the compensation paid to or earned by our Chief Executive Officer and all other executive officers whose salary and bonus for services rendered in all capacities to us for the fiscal year ended December 31, 1999 exceeded $100,000. We will use the term "named executive officers" to refer to these people later in this prospectus.

                           Summary Compensation Table

                                                                    Long-Term
                                                                   Compensation
                                       Annual Compensation            Awards
                                  ------------------------------   ------------
                                                                    Securities
                                                                    Underlying
Name and Principal Position(s)    Year  Salary   Bonus  Other(1)   Options/SARS
------------------------------    ---- -------- ------- --------   ------------
Mimi Brooks
 President, Chief Executive
 Officer and Chairwoman.......... 1999 $174,583 $75,000  $6,690(2)       --
David W. Stoltzfus
 Chief Technology Officer........ 1999  166,875 100,000   6,164(2)    15,000
E. Bruce Lovenberg
 Chief Financial Officer......... 1999  124,750  30,000   4,643       15,000
Thomas Shea
 Vice President--Sales........... 1999  134,167  20,000   4,625       15,000

--------
(1) Contributions by the company to its 401(k) plan were made during 1999 in the amounts of $4,800, $4,800, $4,643 and $4,625 for Ms. Brooks, Mr.
     Stoltzfus, Mr. Lovenberg and Mr. Shea, respectively.
(2) Includes $1,890 and $1,360 for Ms. Brooks and Mr. Stoltzfus, respectively, representing the value of leased automobiles provided by the company.

                       Option Grants in Last Fiscal Year

   The following table summarizes the options granted to each of the named executive officers during the fiscal year ended December 31, 1999.

                                                                       Potential Realizable
                                      Individual Grants                  Value at Assumed
                         ---------------------------------------------      Annual Rates
                                      Percent of                          of Stock Price
                         Number of   Total Options                       Appreciation for
                         Securities   Granted to                               Option
                         Underlying  Employees in                             Term(1)
                          Options       Fiscal     Exercise Expiration ---------------------
   Name                  Granted(2)      Year       Price      Date        5%         10%
   ----                  ----------  ------------- -------- ---------- ---------- ----------
Mimi Brooks.............      --          --          --          --          --         --
David W. Stoltzfus......   15,000         2.8%      $2.20      1/1/09  $   20,754 $   52,954
E. Bruce Lovenberg......   10,000         1.9        2.20      1/1/09      13,836     35,062
                            5,000         0.9        2.20    12/31/09       6,918     17,531
Thomas Shea.............   10,000         1.9        2.20      1/1/09      13,836     35,062
                            5,000         0.9        2.20    12/31/09       6,918     17,531

--------
(1) The dollar amounts under these columns represent the potential realizable value of each grant assuming that the market value of our stock appreciates from the date of grant to the expiration of the option at annualized rates of 5% and 10%. These assumed rates of appreciation have been specified by the SEC for illustrative purposes only and are not intended to forecast future financial performance or possible future appreciation of our stock. The actual amount the executive officer may realize will depend on the extent to which the stock price exceeds the exercise price of the options on the date the option is exercised.
(2) Represent incentive stock options granted under our 1999 Stock Plan. The options vest over a four-year period with 25% vesting on each anniversary of the date of grant.

   Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option
                                     Values

   The following table presents information with respect to stock options owned by the named executive officers at December 31, 1999. No stock options were exercised by the named executive officers during the fiscal year ended December 31, 1999.

                               Number of Securities
                              Underlying Unexercised     Value Of Unexercised
                                    Options at          In-The-Money Options at
                                 December 31, 1999       December 31, 1999(1)
                             ------------------------- -------------------------
            Name             Exercisable Unexercisable Exercisable Unexercisable
            ----             ----------- ------------- ----------- -------------
Mimi Brooks(2)..............       --           --         --           --
David W. Stoltzfus..........   100,000      115,000       $            $
E. Bruce Lovenberg..........    50,000       65,000
Thomas Shea.................    75,000       90,000

--------
(1) There was no public trading market for the common stock as of December 31, 1999. Accordingly, these values have been calculated on the basis of the
    assumed initial public offering price of $    per share, less the
    applicable exercise price per share, multiplied by the number of shares underlying such options.
(2) The table does not include options granted to Ms. Brooks subsequent to December 31, 1999. For a description of such options, see "Stock Options Granted in March 2000" below.

Stock Plans

   1997 Stock Plan. The 1997 Stock Plan was designed to attract, incent and retain the best available personnel and to promote the success of our business, through grants of incentive stock options, nonqualified stock options and stock purchase rights. We adopted the 1997 Stock Plan effective as of September 10, 1997 following approval by the stockholders on September 10, 1997. As of February 29, 2000, there were options to purchase 983,100 shares of common stock outstanding under this plan, at a weighted average exercise price of $2.13 per share. As of this date, there are no further shares available for issuance under the 1997 Stock Plan.

   1999 Stock Plan. The 1999 Stock Plan is designed to attract, incent and retain the best available personnel and to promote the success of our business, through grants of incentive stock options, nonqualified stock options and stock purchase rights. The administrator administers the 1999 Stock Plan and determines to whom options and purchase rights are to be granted and the terms and conditions, including the number of shares and the period of exercisability, thereof. We adopted the 1999 Stock Plan effective as of November 9, 1999 following approval by the stockholders on October 28, 1999. The 1999 Stock Plan was amended and restated by our board of directors on March
1, 2000, and our stockholders approved it as so amended on    , 2000.

   Subject to adjustment as provided in the 1999 Stock Plan, the number of shares of common stock that may be issued under the 1999 Stock Plan may not in the aggregate exceed 2,750,000 shares, which may be shares of original issuance or shares of restricted stock repurchased by us at their original purchase price or a combination thereof. Our service providers, including officers, directors and consultants, may be selected by the administrator to receive benefits under the 1999 Stock Plan.

   The administrator, which may be our full board of directors or the compensation committee of the board, may grant incentive stock options to employees that entitle the optionee to purchase shares of common stock. If the optionee owns stock representing more than 10% of the voting power of all classes of stock, the exercise price will be not less than 110% of the fair market value on the date of grant. Any other employee will have an exercise price of not less than the fair market value on the date of grant. To the extent that the fair market value of the incentive stock options exercisable for the first time by the optionee during a calendar year exceeds $100,000, such options will be treated as nonqualified stock options. The term of each option will be stated in the applicable option agreement. In the case of an incentive stock option, the term will be no longer than ten years from the date of grant (five years in the case of an incentive stock option granted to an optionee who, at the time of the grant, owned stock representing more than 10% of the voting power of our capital stock).

   The administrator may grant nonqualified stock options and stock purchase rights to employees, directors or consultants that entitle the optionee to purchase shares of common stock. The exercise price of a nonqualified option will be determined by the administrator, except that a nonqualified option that is intended to qualify as "performance-based compensation" for federal tax purposes will have an exercise price of no less than 100% of the fair market value on the date of grant.

   Subject to adjustment as provided in the 1999 Stock Plan, no employee, director or consultant will be granted, in any two fiscal years after the offering, options to purchase more than 500,000 shares. In connection with his or her initial service, an employee, director or consultant may be granted options to purchase up to an additional 500,000 shares, which will not count against the two fiscal year limit. A cancelled option will be counted against the two fiscal year and the initial service limits.

   The administrator may provide that the option price generally is payable at the time of exercise in cash, by check, by promissory note, by surrender of shares and by certain other forms of cashless exercise.

   Stock purchase rights may be issued by the administrator alone or in addition to other grants under this plan or cash awards outside this plan. The administrator will determine the terms, conditions and restrictions to the offer, including the number of shares that the offeree is entitled to purchase, the price to be paid, the period to accept the offer and the form of the restricted stock purchase agreement. Execution of the restricted stock purchase agreement will be an acceptance of the offer. Unless the administrator determines otherwise, the agreement will give us an option to repurchase the shares at the price paid by the purchaser upon the voluntary or involuntary termination of the purchaser's services to us. Upon exercise of the stock purchase option, the purchaser will have rights equivalent to those of a shareholder.

   Options or purchase rights are not transferable by a participant except if the administrator makes the right transferable or if transferred by will or the laws of descent and distribution. If the administrator makes an option or a purchase right transferable, the option or purchase right will contain additional terms and conditions that the administrator deems appropriate. An option or a purchase right may be exercised within 12 months following the death of the optionee, by the optionee's estate or by the person who acquires the right by bequest or inheritance, if the optionee would have been entitled to exercise the right on the date of death.

   In the event of a merger by us into another corporation or the sale of substantially all the assets, each option or purchase right will be assumed or substituted by the successor corporation or by a parent or subsidiary of the successor corporation. All options or purchase rights will fully vest if the successor refuses to assume or substitute those outstanding options or purchase rights.

   To the extent the administrator determines it to be desirable to qualify the options as "performance-based compensation", the plan shall be administered by a compensation committee of not less than two nonemployee directors who are "non-employee directors" within the meaning of Rule 16b-3 and "outside directors" within the meaning of Section 162(m) of the Code. In connection with its administration of the stock plans, the compensation committee is authorized to interpret the stock plans and related agreements and other documents. The 1999 Stock Plan may be amended from time to time by the board of directors, with shareholder approval to the extent necessary and desirable to comply with applicable law.

   As of February 29, 2000 there were options to purchase 1,292,330 shares of common stock outstanding under this plan, at a weighted average exercise price of $3.83 per share. The total number of stock options or other awards that will be granted under the 1999 Stock Plan in the future is not determinable at this time. The 1999 Stock Plan is not the exclusive means by which we may grant equity-based incentive awards and in no way limits our ability to grant equity-based awards outside the 1999 Stock Plan.

   2000 Stock Plan for Non-Employee Directors. The 2000 Stock Plan for Non-Employee Directors is designed to attract, incent and retain the best available members of the board of directors and to promote the success of our business, through grants of nonqualified stock options. The administrator administers the plan and determines to whom options are to be granted and the terms and conditions, including the number of shares and the period of exercisability, thereof. We adopted the 2000 Stock Plan for Non-Employee Directors effective as
of March 1, 2000, and the stockholders approved the plan on    , 2000.

   Subject to adjustment as provided in the 2000 Stock Plan for Non-Employee Directors, the number of shares of common stock that may be issued under the
plan may not in the aggregate exceed     shares, which may be shares of
original issuance or shares of restricted stock repurchased by us at their original purchase price or a combination thereof. Our non-employee directors may be selected by the administrator to receive benefits under the 2000 Stock Plan for Non-Employee Directors.

   The administrator, which will be our full board of directors, may grant nonqualified stock options to our non-employee directors that entitle the optionee to purchase shares of common stock. The term of each option will be stated in the applicable option agreement. The administrator will determine the exercise price of a nonqualified option, which may be equal to, less than or greater than the fair market value per share on the date of grant. Each option shall become cumulatively exercisable upon the completion of such periods of service or the occurrence of such events as the administrator will determine.

   The administrator may provide that the option price generally is payable at the time of exercise in cash, by check, promissory note, by surrender of shares and certain other forms of cashless exercise.

   Options are not transferable by a participant except if the administrator makes the right transferable or if transferred by will or the laws of descent and distribution. If the administrator makes an option or a purchase right transferable, the option or purchase right will contain additional terms and conditions that the administrator deems appropriate. An option may be exercised within 12 months following the death of the optionee, by the optionee's estate or by the person who acquires the right by bequest or inheritance, if the optionee would have been entitled to exercise the right on the date of death.

   In the event of a merger by us into another corporation or the sale of substantially all the assets, each option or purchase right will be assumed or substituted by the successor corporation or by a parent or subsidiary of the successor corporation. All options or purchase rights will fully vest if the successor refuses to assume or substitute those outstanding options or purchase rights.

   The 2000 Stock Plan for Non-Employee Directors may be amended from time to time by the board of directors, with shareholder approval to the extent necessary and desirable to comply with applicable law.

   As of March 1, 2000, there were option rights to purchase 28,000 shares of common stock outstanding under this plan, at an exercise price of $5.00 per share. The total number of stock options or other awards that will be granted under the 2000 Stock Plan for Non-Employee Directors in the future is not determinable at this time. The 2000 Stock Plan for Non-Employee Directors is not the exclusive means by which we may grant equity-based incentive awards and in no way limits our ability to grant equity-based awards outside the 2000 Stock Plan for Non-Employee Directors.

Stock Options Granted in March 2000

   In March 2000, as contemplated by the 1997 purchase agreement relating to the sale of debentures and warrants, we granted options to purchase 1,000,000 shares of our common stock to Ms. Mimi Brooks, our President and Chief Executive Officer. These options have an exercise price of $3.35 per share with respect to 500,000 shares and an exercise price of $4.82 per share with respect to the other 500,000. All of these options have a 10-year term and were vested immediately upon grant. The options are non-qualified stock options under the Internal Revenue Code and will result in compensation income to Ms. Brooks at the time of exercise equal to the difference between the exercise price and the fair market value at such date. We will be entitled to a compensation deduction for tax purposes that generally will correspond in time and amount to the income recognized by Ms. Brooks. As described in "Management's Discussion and Analysis of Financial Condition and Results of Operations," these options will also result in compensation expense for financial accounting purposes in the first quarter of fiscal 2000.

401(k) Profit Sharing Plan

   Our 401(k) Profit Sharing plan covers all of our employees. The 401(k) plan is intended to qualify under Section 401(k) of the Code. Consequently, contributions to the 401(k) plan by employees or by us, and the investment earnings thereon, are not taxable to employees until withdrawn from the 401(k) plan. Further, contributions by us, if any, will be deductible by us when made. Employees may elect to contribute up to 15% of their current compensation to the 401(k) plan, up to the statutorily prescribed annual limit, which was $10,500 in 1999. The 401(k) plan permits, but does not require, additional matching contributions to the 401(k) plan by us on behalf of all participants in the 401(k) plan. In 1999, we contributed $230,400 to the 401(k) plan.


Compensation Committee Interlocks and Insider Participation

   The members of the compensation committee are Ms. Brooks and Messrs. Lozier and Mohan. No executive officer of our company serves on the board of directors or compensation committee of any entity which has one or more executive officers serving as a member of our board of directors or compensation committee. For more information about transactions and relationships between us and Ms. Brooks and Messrs. Lozier and Mohan, you should see the "--Directors, Executive Officers and Key Employees" and "Certain Transactions" sections of this prospectus. It is anticipated that following the consummation of this offering, the current members of the compensation committee will be replaced by the two additional independent directors who will be appointed to our board within 90 days of this offering.

                              CERTAIN TRANSACTIONS

Investment by Summit, Paul F. Lozier and Samedan, Inc.

 Subordinated Debenture and Warrant Purchase Agreement

   In March 1997, Summit Ventures IV, Summit Investors III, Samedan, Inc., and Mr. Paul F. Lozier (the investors), and Ms. Mimi Brooks and Mr. Darren Bryden (the principal shareholders) entered into a 9% senior subordinated debenture and warrant purchase agreement and related agreements with us. Ms. Brooks is our President and Chief Executive Officer and Chairwoman of our board of directors and held these positions in March 1997. In March 1997, Mr. Bryden served as our Executive Vice President. Mr. Mohan, who is a General Partner of Summit Partners, and Mr. Lozier are currently directors of our company.

   Under the purchase agreement, we agreed to issue and the investors agreed to buy a total of approximately $5.5 million principal amount of 9% senior subordinated debentures due March 2002 and warrants to purchase 2,150,000 shares of our common stock (giving effect to the anti-dilution provisions of the warrant agreement discussed below), for a total consideration of approximately $5.1 million in cash. The proceeds from the sale of the senior subordinated debentures and the warrants were used to provide working capital and to fund business expansion. The purchase agreement contains various financial and negative covenants that restrict our ability to take specified actions. The covenants will no longer apply to us upon consummation of this offering.

 Sale of Senior Subordinated Debentures

   Pursuant to the purchase agreement, on March 19, 1997, we issued approximately $5.5 million aggregate principal amount at maturity of 9% senior subordinated debentures due March 2002. The senior subordinated debentures are junior in right of payment to all senior debt. The senior subordinated debentures bear interest from the date of issuance until the date of payment of principal in full at the rate of 9.0%. Interest is computed on the basis of a 360-day year and the actual number of days elapsed on the unpaid principal amount of senior subordinated debentures. Interest accrues and is compounded annually on the senior subordinated debentures and will be paid upon payment of principal. The net proceeds from the offering of the senior subordinated debentures and warrants accompanying the senior subordinated debentures were approximately $5.1 million after deducting the discount payable to the purchasers and the offering expenses.

   The principal amount of the senior debentures is payable in full on March 19, 2002, but we may prepay the senior subordinated debentures at any time in whole or in installments of $100,000, without premium or penalty. The senior subordinated debentures will be repaid in full with a portion of the proceeds of this offering.

 Warrant Agreement

   Pursuant to the purchase agreement described above, we also entered into a warrant agreement in connection with the issuance to the investors of the warrants to purchase 2,150,000 shares of common stock. The warrant agreement sets forth the provisions of the warrants and the terms and conditions on which the warrants may be issued, exchanged, exercised and replaced. Under the warrant agreement, each warrant certificate entitles the holder to purchase the number of shares of common stock specified on the warrant certificate at a purchase price of $0.01 per share at any time on or after March 20, 1997 and on or before the expiration date, which is April 19, 2004.

   The shares of common stock issuable upon exercise of the warrants are subject to anti-dilution adjustments upon extraordinary distribution of our assets, declaration or payment of a share dividend, combination of its outstanding common stock into a smaller number of shares of common stock, or issuance of any shares of its capital stock in a reclassification of its common stock (including any reclassification in connection with a consolidation or merger in which our company survives). In addition, in the event of a consolidation or merger in which our company does not survive, a liquidating dividend with respect to the common stock or a tender offer or exchange offer with respect to the common stock (other than a tender offer opposed by our board of directors), the warrant holder will have the right to receive the consideration with respect to the shares for which the warrant is exercisable, reduced by the exercise price.

   The holders of the warrants have agreed to exercise all of the warrants upon the completion of this offering. Any warrants not exercised will terminate the first business day following the completion of this offering.

 Shareholders Agreement

   On March 19, 1997, as a condition to the purchase agreement entered into on the same date, we entered into a shareholder agreement with the principal shareholders and investors. The agreement entitles the shareholders to a right of first refusal and a right of participation on transfers by a principal shareholder and preemptive rights to acquire a pro rata share of new securities issued by us. The preemptive rights do not apply to this offering. The parties also agreed to vote all shares owned by them for the election of directors pursuant to the terms of the shareholders agreement.

   Pursuant to its terms, the shareholders agreement will terminate immediately prior to the consummation of this offering.

 Samedan Engagement Letter

   On March 8, 1997, we entered into an engagement letter with Samedan, Inc. pursuant to which Samedan agreed to act as our financial advisor to assist us in raising capital for a one-year term. Samedan, Inc., which is wholly-owned by Mr. Lozier, was paid a fee of $200,000 in connection with the issuance of the debentures and warrants, $80,000 of which was paid in cash. In consideration of the remaining $120,000 of the fee and a cash payment of $123,402, Samedan received $243,402 principal amount of senior subordinated debentures and Mr. Lozier received warrants to acquire 100,000 shares.

 Registration Rights Agreement

   In connection with the purchase agreement, on March 19, 1997, we entered into a registration rights agreement with Summit Ventures IV, L.P., Summit Investors III, L.P., and Paul F. Lozier to provide these investors with certain demand and "piggyback" registration rights with respect to shares of common stock issuable upon exercise of the warrants acquired under the purchase agreement or otherwise.

   Registration demand rights granted under the agreement require us, at any time, to register our common stock held by investors in connection with a firm commitment underwriting upon written request by investors that hold in the aggregate at least 25% of our outstanding common stock held by or issuable to all investors party to the agreement, or any lesser percentage if the anticipated aggregate price to the public of the offering would exceed $10 million. Investors meeting these requirements may collectively initiate up to two demand right registrations. After any demand registration request, we are obligated to promptly give written notice of the proposed registration to other investors and use all commercially reasonable efforts to effect the registration of the common stock issuable upon exercise of the warrants. Additional investors may join in the demand registration upon a written request given within 30 days after receipt of the notice from us. The number of securities registered may be limited by the managing underwriter for marketing purposes and, under those circumstances, the number of securities registered will be divided pro rata among all investors that request registration. We are only permitted to include shares held by us or the joining investors in the demand registration if we have the consent of the investors initially requesting registration or if inclusion of the additional shares of common stock will not reduce the number or the offering price of shares to be registered by those investors.

   The investors party to the agreement also have "piggyback" registration rights. If we determine to register any securities on our own account, for security holders or for holders exercising registration rights other than the rights described above, we are obligated to give notice to investors including the number of shares to be registered and the name of the proposed underwriter. Investors will have 20 days from the date of delivery of the written notice to request registration of the common stock issuable upon the exercise of their warrants. We are obligated to use our best efforts to register all securities specified in timely written requests submitted by investors in response to our notice. Any limitation by the underwriter on the number of securities to be registered will first exclude securities not held by investors party to the agreement and their assignees and then exclude securities pro rata based upon the total number of securities held by the holders requesting registration. We are obligated to pay all expenses associated with the registration, except for underwriting discounts and selling commissions, and to keep the holders advised as to initiation and completion of each registration. Expenses payable by the holders will be borne by the holders pro rata on the basis of the number of shares registered by each. The investors have agreed to waive their piggyback registration rights in connection with this offering.

   We are not obligated to effect a registration of securities under the agreement if:

  . we receive a written opinion that registration is not required under the securities laws;

  . we have obtained a no-action letter from the Securities and Exchange Commission stating that registration is not required; or

  . we determine in good faith that use of a prospectus would require disclosure of material information for which we have a bona fide business purpose for preserving as confidential and the securities laws do not otherwise require disclosure of the information.

   The investors party to the agreement are obligated to refrain from selling registrable securities during any period when, and to the same extent that, our officers are restricted in connection with an offering of securities by us.

 Issuance of Junior Subordinated Debentures

   In connection with the sale of the senior subordinated debentures and warrants, we and Logical Design Solutions International, Inc., which was an affiliated company, agreed to convert from a subchapter "S" corporation to a subchapter "C" corporation. Prior to the closing of the sale in connection with the conversion, we issued $1,114,289 aggregate principal amount of 9% junior subordinated debentures due March 2003 to the principal shareholders, an amount representing their retained earnings in the companies. Ms. Brooks received and currently holds $1,073,900 principal amount of the debentures. The terms of the junior subordinated debentures are identical to those of the senior subordinated debentures in all material respects, except that the junior subordinated debentures are payable one year after the senior subordinated debentures and are junior in right of payment to all senior debt, including the senior subordinated debentures. Upon certain events of default under the purchase agreement, and in some cases only with the consent of the holder or holders of greater than 50% of the principal amount of the senior subordinated debentures, the unpaid principal amount and accrued and unpaid interest in the senior and junior subordinated debentures will automatically become due and payable.

   In addition, prior to the closing of the sale, we and Logical Design Solutions International, Inc. distributed to the principal shareholders cash equal to the amount of estimated federal and state income taxes payable by such shareholders for periods prior to the closing date of the sale. In the purchase agreement, the parties agreed that appropriate adjustments would be made in the case of an overdistribution. During 1998, final subchapter "S" tax calculations and income tax returns were prepared and returns filed for us and Logical Design

Solutions International, Inc., which resulted in the finalization of taxes payable and earnings available for distribution to the principal shareholders. This resulted in a reclassification of certain of the distributions to the principal shareholders as loans by us to them in amounts equal to the overdistribution, which included accrued interest from the closing date of the sale, as agreed to by us, the principal shareholders and the investors. As a result of the reclassification, Ms. Brooks executed a promissory note to us in the amount of $401,932. The note accrues interest at a 9.0% rate compounded annually. The principal amount of the loan plus accrued interest is due and payable on March 19, 2003. $444,136 of principal and accrued interest was outstanding as of February 29, 2000 on the note from Ms. Brooks.

   The junior subordinated debentures will be repaid in full with a portion of the proceeds of this offering.

Jump! Transaction

   In November 1999, we completed a merger with Jump! Information Technologies, Inc., by exchanging 109,500 shares of our common stock and $525,000 in cash for all of the common stock of Jump!. In addition, Jump!'s options were converted into options to purchase 25,339 shares of our common stock. We incurred acquisition costs of $149,000 and issued 12,671 vested stock options valued at $168,000 associated with the Jump! acquisition, which are included in goodwill. We accounted for this transaction as a purchase.

   Mr. Allan Von Dette and Mr. William Engel, the Jump! shareholders, entered into a shareholders agreement at the time of the acquisition governing their rights and obligations with respect to the shares of common stock held by them and in the escrow account described below. The agreement prohibits either shareholder from selling or transferring any common stock without first giving us and the non-selling shareholders a right of first refusal.

   Under the shareholders agreement, we have agreed to repurchase any shares of a Jump! shareholder whose employment with the firm is terminated. If the termination is a voluntary resignation or an involuntary termination by us with just cause, the repurchase price will be zero based on a termination date prior to January 1, 2000, 25% of the fair market value based on a date of termination from and including January 1, 2000 and prior to March 31, 2000, 50% from and including March 31, 2000 and prior to June 30, 2000, 75% from and including June 30, 2000 and prior to September 30, 2000 and 100% of the fair market value from September 30, 2000. If the employment is terminated for any other reason, we will repurchase the shares for 100% of the fair market value. This agreement will terminate upon the consummation of this offering.

   Of the 109,500 shares issued in the acquisition of Jump!, 68,182 were deposited into an escrow account as security for any general or tax indemnification obligations by the sellers resulting from the acquisition. The general indemnification covers any loss, liability, claim or damage from failure of a representation or warranty or breach of any covenant in the Jump! stock purchase agreement. The tax indemnification will indemnify against liability for the taxes of Jump! for any pre-closing period, including real, personal and intangible property taxes, and any liability of the sellers or persons affiliated with Jump!. The sellers maintain the rights to dividends and voting rights on the shares that are held in the escrow account.

   The escrowed property will not to be distributed until the release of all the escrow property on November 10, 2000. In the event of a merger, however, if we are not the survivor of the merger, then one half of the escrow property will be distributed to the Jump! shareholders, provided the Jump! shareholders are still employed by us.

   In the event of an initial public offering by us prior to termination of the escrow account, the Jump! shareholders are permitted to substitute $75,000 for the escrow shares. Also, if the Jump! shareholders' employment is terminated, we are obligated to repurchase the shares in accordance with the Jump! shareholder agreement, and the Jump! shareholders must deposit up to $75,000 of the proceeds from our repurchase into the escrow account.

Other Transactions

   During 1998, Mr. Bryden, who served as our Executive Vice President until January 1999 and is beneficial owner of approximately 6.3% of our outstanding common stock prior to this offering, borrowed a total of $247,100 from us. Mr. Bryden executed a promissory note, dated November 17, 1998, and a mortgage note and second mortgage, each dated June 11, 1998 and each in favor of us. The promissory note is in the amount of $66,100 with interest compounded annually at a rate of 8.5%. Under the mortgage note and second mortgage, Mr. Bryden borrowed $181,000, interest compounded annually at a rate of 8.5%. As security for the payment of the promissory note and second mortgage, Mr. Bryden has executed a stock pledge agreement in favor of us, dated as of June 11, 1998, under which he has pledged all shares of our capital stock owned by him up to a maximum of $250,000 in market value. Currently, $276,802 of principal and accrued interest is outstanding on the loan to Mr. Bryden.

                       PRINCIPAL AND SELLING STOCKHOLDERS

   The following table presents information regarding the beneficial ownership of common stock as of February 29, 2000 and as adjusted to reflect the sale of common stock in this offering by:

  . each person (or group of affiliated persons) who is the beneficial owner of more than 5% of the outstanding common stock;

  .   each of the named executive officers;

  .   each of our directors;

  .   all of the executive officers and directors as a group; and

  .   each selling stockholder.

   The persons named in this table have sole voting power for all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable and except as indicated in the footnotes to this table. Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days after February 29, 2000, are deemed outstanding. Such shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the address of each person named below is c/o Logical Design Solutions, Inc., 465 South Street, Suite 103, Morristown, New Jersey 07960.

   Certain of the stockholders named in this table have granted the
underwriters an option to purchase        additional shares solely to cover
over-allotments. The respective number of shares subject to the option by each selling stockholder is set forth opposite their name and assumes that the option is exercised in full. If the underwriters exercise only a portion of the option, the number of shares to be sold by the selling stockholders will be proportionately reduced on a pro rata basis.

   The "Beneficial Ownership After the Offering" share numbers and percentages assume that the option granted to the underwriters to purchase additional shares is not exercised.

                                                   Shares
                                                 to be Sold
                                                   in the
                         Beneficial Ownership  Over-Allotment Beneficial Ownership
                         Prior to the Offering     Option      After the Offering
                         --------------------- -------------- ------------------------
     Name                  Number   Percentage                 Number      Percentage
     ----                ---------- ----------                ----------  ------------
Mimi Brooks(1)..........  8,065,001    89.8%                                         %
Summit Partners(2)......  2,050,000    20.4
Darren Bryden(3)........    785,000     9.8
E. Bruce Lovenberg(4)...     52,500       *
David W. Stoltzfus(4)...    103,750     1.3
Thomas Shea(4)..........     77,500     1.0
Paul F. Lozier(5).......    128,000     1.6
Kevin Mohan(6)..........  2,050,000    20.4
All executive officers
 and directors as a
 group (8 persons)...... 10,476,751    92.0

--------
 * Less than 1% of the outstanding shares.

(1) Includes 1,000,000 shares of common stock issuable upon the exercise of stock options granted in March 2000.

(2) Represents 1,947,705 shares of common stock held by Summit Ventures IV, L.P. and 102,295 shares held by Summit Investors III, L.P., issuable upon the exercise of warrants, which are exercisable at any time at the option of the holders. Summit has agreed to exercise these warrants prior to the completion of this offering. The address of Summit Ventures IV, L.P. is 600 Atlantic Avenue, Suite 2800, Boston, MA 02210.
(3) Mr. Bryden's address is 156 Smoke Rise Road, Basking Ridge, NJ 07920.
(4) Represents shares of common stock issuable upon the exercise of stock options.
(5) Includes (a) 100,000 shares of common stock issuable upon the exercise of warrants, which are exercisable at any time at the option of the holder and
    (b) 28,000 shares of common stock issuable upon the exercise of stock options granted in March 2000. Mr. Lozier has agreed to exercise his warrants prior to the completion of this offering. Mr. Lozier's address is 40 Dellwood Drive, Madison, NJ 07940.
(6) Represents 1,947,705 shares of common stock held by Summit Ventures IV, L.P. and 102,295 shares held by Summit Investors III, L.P., issuable upon the exercise of warrants, which are exercisable at any time at the option of the holders. Mr. Mohan is (i) a general partner of Stamps, Woodsum & Co. IV, which is the general partner of Summit Ventures IV, L.P. and (ii) a general partner of Summit Investors III, L.P. Mr. Mohan expressly disclaims beneficial ownership of such shares, except as to his proportionate interest in Summit Ventures IV, L.P. and Summit Investors III, L.P. The address of Summit Ventures IV, L.P. is 600 Atlantic Avenue, Suite 2800, Boston, MA 02210.

                          DESCRIPTION OF CAPITAL STOCK

General

   Upon the closing of the offering, our authorized capital stock will consist
of     shares of common stock, par value $.01 per share, and      shares of
preferred stock, par value $.01 per share. The following information relates only to our amended and restated certificate of incorporation, which will be adopted prior to the closing of this offering.

Common Stock

   As of the date of this prospectus, there were 7,976,401 shares of common stock outstanding and held of record by 14 stockholders. Based upon the number of shares outstanding as of the date of this prospectus and giving effect to
the issuance of     shares of common stock by us in this offering, there will
be     shares of common stock outstanding upon completion of this offering.

   Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. They do not have cumulative voting rights. As a result, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably, dividends, if any, as the board of directors may declare out of funds legally available, subject to any preferential dividend rights of any then-outstanding preferred stock. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to receive ratably our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any then-outstanding preferred stock. Holders of the common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of common stock are, and the shares offered by us in the offering will be, when issued in consideration for payment, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future. See "--Preferred Stock."

Preferred Stock

   As of the date of this prospectus, we had no outstanding shares of preferred stock.

   Following the closing of this offering, the board of directors will be authorized, without further stockholder approval, to issue from time to time up
to an aggregate of     shares of preferred stock in one or more series. The
board of directors may fix or alter the designations, preferences, rights and any qualification, limitations or restrictions of the shares of any series, including the dividend rights, dividend rates, conversion rights, voting rights, redemption terms and prices, liquidation preferences and the numbers of shares constituting any series. As of the closing of this offering, no shares of preferred stock will be outstanding. Although the ability of the board of directors to designate and issue preferred stock could provide flexibility in possible acquisitions or other corporate purposes, issuance of preferred stock may have adverse effects on the holders of common stock. The effects include:

  . restrictions on dividends on the common stock if dividends on the preferred stock have not been paid;

  . dilution of voting power of the common stock to the extent the preferred stock has voting rights; or

  . deferral of participation in our assets upon liquidation until satisfaction of any liquidation preference granted to holders of the preferred stock.

   In addition, issuance of preferred stock could make it more difficult for a third party to acquire a majority of the outstanding voting stock and accordingly may be used as an "anti-takeover" device. The board of directors, however, currently does not contemplate the issuance of any preferred stock and is not aware of any pending transactions that would be affected by such issuance.

Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Bylaws and Provisions of Delaware Law

   Our amended and restated certificate of incorporation and bylaws, which will become effective prior to the closing of this offering, and provisions of Delaware corporate law may hinder or delay a third party's attempt to acquire us. They may also make it difficult for the stockholders to remove incumbent management.

   Classified Board of Directors; Removal; Vacancies. Our amended and restated certificate of incorporation divides the board of directors into three classes. The directors in each class serve three-year terms. The directors' terms are staggered by class. Our classified board of directors is intended to provide continuity and stability in the board of director's membership and policies. However, a classified board of directors makes it more difficult for stockholders to change the board of directors' composition quickly. Also, under the amended and restated certificate of incorporation, directors may be removed only for cause by a two-thirds stockholder vote. In addition, a majority of the directors then in office can fill board vacancies and newly created directorships resulting from any increase in the size of the board of directors. This is true even if those directors do not constitute a quorum or if only one director is left in office. These provisions could prevent stockholders, including parties who want to take over or acquire us, from removing incumbent directors without cause and filling the resulting vacancies with their own nominees.

   Advance Notice Provisions for Stockholder Proposals and Stockholder Nominations of Directors. Our amended and restated bylaws will establish an advance notice procedure regarding nominations of directors by stockholders and other stockholder proposals. The advance notice procedure will not apply to nominations of directors by the board of directors. For matters a stockholder wishes to bring before an annual meeting of stockholders, the stockholder must deliver us notice not less than 60 days nor more than 90 days before the first anniversary of the preceding year's annual meeting of nominations and other business to be brought before a an annual meeting of our stockholders. The stockholder must put information in the notice regarding

  .  the stockholder and its holdings;

  .  the background of any nominee for director;

  . the written consent to being named as a nominee and to serving as a director if elected;

  .  any business desired to be brought before the meeting;

  .  the reasons for conducting the business at the meeting; and

  .  any material interest of the stockholder in the business proposed.

   At a special meeting of stockholders called to elect directors, stockholders can make a nomination only if they deliver to us a notice that complies with the above requirements no later than the tenth day following the day on which public announcement of the special meeting is made. The bylaws could preclude a nomination for the election of directors or the conduct of certain business at a particular meeting if the proper procedures are not followed. This may discourage or deter a third party from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.

   Special Stockholders' Meetings. Our amended and restated certificate of incorporation and bylaws will permit special meetings of the stockholders to be called only by the board of directors, the Chairperson of the board, the Chief Executive Officer or the President or holders of at least 75% of our securities that are outstanding and entitled to vote in an election of directors.

   Limitations on Stockholder Action by Written Consent. Our amended and restated certificate of incorporation will place limits on the stockholders' ability to act by written consent. Specifically, any action to be taken at a stockholders' meeting may be taken without a meeting only if consented to generally by stockholders having voting power of at least 75% of the voting power of all shares of each class or series entitled to vote on the action.

   Authorized But Unissued Shares. Without stockholder approval, we can issue shares of common stock and preferred stock up to the number of shares authorized for issuance in our amended and restated certificate of incorporation, except as limited by Nasdaq rules. We could use these additional shares for a variety of corporate purposes. These purposes include future securities offerings to raise additional capital, corporate acquisitions and employee benefit plans. Our ability to issue these shares of common stock and preferred stock could make it more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

   Section 203 of Delaware Law. After this offering is completed, Section 203 of the Delaware General Corporation Law will apply to us. This section will prohibit us from engaging in a "business combination" with an "interested stockholder." This restriction will apply for three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes (1) mergers, (2) asset sales and (3) other transactions resulting in a financial benefit to an interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of our voting stock. Section 203 could delay, defer or prevent a change in our control. It might also reduce the price that investors might be willing to pay in the future for shares of common stock.

Limitation of Liability and Indemnification Matters

   Our amended and restated certificate of incorporation will provide that our directors shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director's duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under a provision of Delaware law relating to unlawful payment of dividends or unlawful stock purchase or redemption of stock or (4) for any transaction from which the director derives an improper personal benefit. As a result of this provision, we and our stockholders may be unable to obtain monetary damages from a director for breach of his or her duty of care.

   Our amended and restated bylaws will provide for the indemnification of directors and officers and any person who is or was serving at our request as a director, officer, employee, partner or agent of another corporation or of a partnership, joint venture, limited liability company, trust or other enterprise to the fullest extent authorized by, and subject to the conditions set forth in, the Delaware General Corporation Law against all expenses, liabilities and losses. The indemnification provided under the bylaws will include the right to be paid by us the expenses in advance of any proceeding for which indemnification may be had in advance of its final disposition.

Transfer Agent and Registrar

   The transfer agent and registrar for the common stock is First Union National Bank.

Listing

   We have applied to have our common stock listed on the Nasdaq National Market under the trading symbol "LDSI."

                        SHARES ELIGIBLE FOR FUTURE SALE

   Sales, or the availability for sale, of substantial amounts of our common stock in the public market could adversely affect our common stock's prevailing market price. Upon completion of this offering, we will have outstanding an
aggregate of     shares of our common stock, assuming no exercise of
outstanding options. Of these shares, all of the shares sold in this offering will be freely tradeable without restriction or further registration under the Securities Act, unless the shares are purchased by our "affiliates" as that term is defined in Rule 405 under the Securities Act. See "Risk Factors--Future sales of our common stock in the public market could lower our stock price and impair our ability to raise funds in new stock offerings."

       shares of common stock held by existing stockholders are "restricted securities" as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or Rule 701. These two rules are summarized below. Further, as described below, holders of some of our common stock have rights to have their shares registered and we plan to file a registration statement to cover the shares issued under our option plans.

Lock-Up Agreements

   All of our officers and directors, and holders of substantially all of our
stock, who will own an aggregate of     shares (of which     shares are
issuable upon the exercise of outstanding options) of common stock after this offering, have signed lock-up agreements. Under these agreements, they agreed, among other things, not to transfer or dispose of any shares of common stock, or any securities convertible into shares of common stock, for a period of 180 days after the date of this prospectus. Transfers or dispositions can be made sooner with the prior written consent of Salomon Smith Barney Inc. This consent may be given at any time without public notice.

Rule 144

   Under Rule 144, as currently in effect,     shares of common stock will be
freely tradeable 90 days after this offering closes. Of these shares of common
stock,     shares are subject to lock-up agreements. In general, under Rule
144, beginning 90 days after the closing of this offering, a person who has owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  . 1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering; or

  . the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

   Under Rule 144(k),     shares of common stock will be freely tradeable after
this offering closes.     of these shares of common stock are subject to lock-
up agreements. Under Rule 144(k), a person who is not one of our affiliates at any time during the 90 days preceding a sale, and who has owned the shares proposed to be sold for at least two years, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, except to the extent restricted by the lock-up agreements, "Rule 144(k) shares" may be sold immediately upon the completion of this offering.

Rule 701

   As of the date of this prospectus, a total of 2,320,330 shares of common stock had been issued or were issuable upon the exercise of options. All of these shares, subject to option vesting, will be eligible for sale in reliance on Rule 701 beginning 90 days after the closing of this offering. Of these
shares of common stock,     shares are subject to lock-up agreements. In
general, under Rule 701, as currently in effect, any of our employees, consultants or advisors who has purchased shares from us in connection with a compensatory plan or other agreement is eligible to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with restrictions, including the holding period, contained in Rule 144.

Registration Rights

   Upon completion of this offering, stockholders owning an aggregate of 2,150,000 shares of common stock will have registration rights as to their shares. All of these shares of common stock are subject to lock-up agreements. These stockholders, or their transferees, will be entitled to demand that we register their shares and are entitled to piggyback registration rights. See "Certain Transactions--Registration Rights Agreement." After registration, these shares will be freely tradeable without restriction under the Securities Act, unless the shares are purchased by affiliates.

Stock Plans

   As soon as practicable after this offering, we intend to file a registration
statement under the Securities Act covering     shares of common stock reserved
for issuance under our stock option plans. As of March 1, 2000, options to purchase 2,303,430 shares of common stock were outstanding. The registration statement is expected to be filed and become effective as soon as practicable after the effective date of this offering. Accordingly, shares registered under such registration statement will, subject to vesting provisions and Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market shortly after this offering closes, and in the case of our officers, directors and stockholders who have entered into lock-up agreements, after the 180-day lock-up agreements expire.

                                  UNDERWRITING

   Subject to the terms and conditions stated in the underwriting agreement dated the date hereof, each underwriter named below has severally agreed to purchase, and we have agreed to sell to such underwriter, the number of shares set forth opposite the name of that underwriter.

                                                                        Number
                                    Name                               of shares
                                    ----                               ---------
      Salomon Smith Barney Inc........................................
      Lehman Brothers Inc.............................................
      SG Cowen Securities Corporation.................................
        Total.........................................................
                                                                          ===

   The underwriting agreement provides that the obligations of the several underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares, other than those covered by the over-allotment option described below, if they purchase any of the shares.

   The underwriters, for whom Salomon Smith Barney Inc., Lehman Brothers Inc. and SG Cowen Securities Corporation are acting as representatives, propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to certain dealers at the public offering price less a concession not in excess of
$     per share. The underwriters may allow, and such dealers may reallow, a
discount not in excess of $     per share on sales to certain other dealers. If
all the shares are not sold at the initial offering price, the representatives may change the public offering price and other selling terms. The representatives have advised us that the underwriters do not intend to confirm any sales to any accounts over which they exercise discretionary authority.

   The selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to additional shares of our common stock at the public offering price less the underwriting discount. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent this option is exercised, each underwriter will be obligated, subject to some conditions, to purchase a number of additional shares approximately proportionate to such underwriter's initial purchase commitment.

   At our request, the underwriters will reserve up to 5% of the shares of our common stock to be sold in this offering, at the initial public offering price, to our directors, officers and employees, as well as to some of our customers and suppliers. This directed share program will be administered by Salomon Smith Barney Inc. The number of shares of common stock available for sale to the general public will be reduced to the extent these individuals purchase reserved shares. Any reserved shares which are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act of 1933, in connection with sales of the directed shares.

   We, our executive officers and directors and holders of substantially all of our existing outstanding shares have agreed that, for a period of 180 days from the date of this prospectus, we will not, without prior written consent of Salomon Smith Barney Inc., dispose of or hedge, any shares of our common stock or any securities convertible into, or exercisable or exchangeable for, our common stock. Salomon Smith Barney Inc., in its sole discretion, may release any of the securities subject to these lock-up agreements at any time without notice.

   Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for our common stock will be negotiated among us, the selling stockholders and the representatives. Among the factors to be considered in determining the public offering price will be:

  .  our record of operation;

  .  our current financial condition;

  .  our future prospects;

  .  our markets;

  . the economic conditions in and future prospects for the industry in which we compete;

  .  our management; and

  . currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to us.

   The prices at which the shares will sell in the public market after this offering may, however, be lower than the price at which they are sold by the underwriters. Additionally, an active trading market in our common stock may not develop and continue after this offering.

   We have applied to have our common stock included for quotation on the Nasdaq National Market under the symbol "LDSI."

   The following table shows the underwriting discount that we and the selling stockholders will pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

                                                       No Exercise Full Exercise
                                                       ----------- -------------
      Per share.......................................  $            $
        Total.........................................  $            $

   In connection with this offering, Salomon Smith Barney Inc., on behalf of the underwriters, may purchase and sell shares of our common stock in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of shares in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the shares in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of shares made to prevent or retard a decline in the market price of the shares while this offering is in progress.

   The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney Inc., in covering syndicate short positions or making stabilizing purchases, repurchase shares originally sold by that syndicate member.

   Any of these activities may cause the price of the shares to be higher than it would otherwise be in the open market in the absence of such transactions. Salomon Smith Barney Inc. may effect these transactions on the Nasdaq National Market or in the over-the-counter market, or otherwise and may discontinue them at any time.

   We estimate that our total expenses for this offering, excluding the underwriting discount, will be $ million.

   The representatives or their respective affiliates may in the future perform various investment banking and advisory services for us from time to time, for which they will receive customary fees. The representatives may, from time to time, engage in transactions with and perform services for us in the ordinary course of business.

   We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.

                                 LEGAL MATTERS

   The validity of the shares of common stock being offered hereby and other legal matters will be passed upon for us by Brown & Wood LLP, New York, New York. Legal matters in connection with the offering will be passed upon for the underwriters by Cravath, Swaine & Moore, New York, New York.

                                    EXPERTS

   Ernst & Young LLP, independent auditors, have audited our financial statements as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999 as set forth in their report. We have included our financial statements in this prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

   Ernst & Young LLP, independent auditors, have audited the financial statements of Jump! Information Technologies, Inc. as of December 31, 1998 and for the periods from January 1, 1999 to November 9, 1999 and March 6, 1998 (inception) to December 31, 1998 as set forth in their report. We have included these financial statements in this prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

   We have filed with the SEC a registration statement on Form S-1. It includes exhibits and schedules. This prospectus is part of the registration statement. It does not contain all of the information that is in the registration statement. The registration statement contains more information about us and the common stock. Statements contained in this prospectus concerning the provisions of documents filed as exhibits to the registration statement are necessarily summaries which disclose the material terms of such documents. Each of these statements is qualified in its entirety by reference to the copy of the applicable document filed with the SEC. You may read and copy all or any portion of the registration statement at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room's operations. The registration statement is also available to you on the SEC's Internet site (http://www.sec.gov). We intend to furnish our stockholders with annual reports containing financial statements audited by our independent accountants and quarterly reports containing unaudited financial statements for the first three quarters of each fiscal year.

                         INDEX TO FINANCIAL STATEMENTS

Unaudited Pro Forma Financial Information

Overview..................................................................   F-2
Unaudited Pro Forma Statement of Operations for the year ended December
 31, 1999.................................................................   F-3
Notes to Unaudited Pro Forma Statement of Operations for the year ended
 December 31, 1999........................................................   F-3

Logical Design Solutions, Inc.

Report of Independent Auditors............................................   F-4
Balance Sheet at December 31, 1998 and 1999...............................   F-5
Statements of Operations for each of the three years in the period ended
 December 31, 1999........................................................   F-6
Statements of Changes in Stockholders' Equity (Deficiency) for each of the
 three years in the period ended December 31, 1999........................   F-7
Statements of Cash Flows for each of the three years in the period ended
 December 31, 1999........................................................   F-8
Notes to Financial Statements.............................................  F-10

Jump! Information Technologies, Inc.

Report of Independent Auditors............................................  F-23
Balance Sheet at December 31, 1998........................................  F-24
Statements of Income for the period from March 6, 1998 (inception) to
 December 31, 1998 and
 January 1, 1999 to November 9, 1999......................................  F-25
Statements of Cash Flows for the period from March 6, 1998 (inception) to
 December 31, 1998 and January 1, 1999 to November 9, 1999................  F-26
Notes to Financial Statements.............................................  F-27

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION

Overview

   The following unaudited pro forma statement of operations for the year ended December 31, 1999 set forth below presents our results of operations for 1999 as if the acquisition of Jump! Information Technologies, Inc. on November 10, 1999 had occurred at January 1, 1999. The unaudited pro forma statement of operations for the fiscal year ended December 31, 1999 combines, with appropriate adjustments, our audited results of operations for our year ended December 31, 1999 and the audited results of operations of Jump! for the period ended November 10, 1999.

   The unaudited pro forma statement of operations has been prepared on the basis of preliminary assumptions and estimates. The unaudited pro forma statement of operations may not be indicative of the results of operations that would have been achieved if the acquisition of Jump! Information Technologies, Inc. had been effected on the date indicated or which may be achieved in the future. The unaudited pro forma statement of operations and notes thereto should be read in conjunction with "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the financial statements of Logical Design Solutions and Jump! Information Technologies, Inc., all included elsewhere in this prospectus.

                  UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

                          YEAR ENDED DECEMBER 31, 1999

                                           Jump! Actual
                                           (January 1,
                                              1999-
                                    LDS    November 9,   Pro Forma      LDS
                                  Actual     1999)(1)   Adjustments  Pro Forma
                                  -------  ------------ -----------  ---------
                                   (in thousands, except per share amounts)
Statement of Operations Data:
Revenue.......................... $15,839     $2,101       $ --       $17,940
Cost of revenue..................   7,541      1,106         --         8,647
                                  -------     ------       -----      -------
  Gross profit...................   8,298        995         --         9,293
                                  -------     ------       -----      -------
Operating expenses:
  Selling, general and
   administrative................   6,978        801         --         7,779
  Depreciation and amortization..     942         13         205(2)     1,160
  Stock-based compensation.......   1,077        --          --         1,077
                                  -------     ------       -----      -------
    Total........................   8,997        814         205       10,016
                                  -------     ------       -----      -------
Income (loss) from operations....    (699)       181        (205)        (723)
Increase in market value of
 redeemable warrants.............  (7,505)       --          --        (7,505)
Interest expense, net............  (1,163)       --          --        (1,163)
Interest income..................     201          3         --           204
Other income.....................      20          5         --            25
                                  -------     ------       -----      -------
Income (loss) before income
 taxes...........................  (9,146)       189        (205)      (9,162)
Income tax provision (benefit)...    (202)        72         (21)(3)     (151)
                                  -------     ------       -----      -------
Net income (loss)................ $(8,944)    $  117       $(184)     $(9,011)
                                  =======     ======       =====      =======
Basic net income (loss) per
 common share.................... $ (1.14)       --          --       $ (1.13)
                                  =======     ======       =====      =======
Diluted net income (loss) per
 common share.................... $ (1.14)       --          --       $ (1.13)
                                  =======     ======       =====      =======
Weighted average common shares
 outstanding.....................   7,868        --           94(4)     7,962
                                  =======     ======       =====      =======
Weighted average common shares
 and common share equivalents....   7,868        --           94(4)     7,962
                                  =======     ======       =====      =======

--------
Notes to Unaudited Pro Forma Statement of Operations

(1) In November 1999, Logical Design Solutions, Inc. ("LDS" or the "Company") acquired 100% of the outstanding stock of Jump! Information Technologies, Inc. ("Jump!"), a publishing and information services e-business solutions provider located in Chantilly, Virginia, for a purchase price of approximately $842,000 that consisted of (i) $525,000 of cash, (ii) $167,000 relating to 12,671 vested stock options and (iii) $149,000 in closing costs. The fair value of the total assets and total liabilities related to this acquisition was $578,000 and $452,000, respectively, and goodwill amounted to $715,000. Goodwill is being amortized over an estimated useful life of three years.

  The Company accounted for the above acquisition as a purchase. Accordingly, the acquired assets and liabilities assumed have been recorded at their estimated fair values at the date of acquisition. The results of operations of the acquired business is included in the Company's results of operations from the acquisition date.
(2) To record amortization expense related to goodwill for January 1, 1999 through November 9, 1999.
(3) To adjust the benefit for income taxes as if Jump! was acquired on January 1, 1999.
(4) To adjust the weighted average common shares outstanding as if the stock issued in connection with the acquisition had been issued on January 1, 1999.

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Logical Design Solutions, Inc.

   We have audited the accompanying balance sheets of Logical Design Solutions, Inc. (the "Company") as of December 31, 1998 and 1999, and the related statements of operations, stockholders' equity (deficiency) and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Logical Design Solutions, Inc. as of December 31, 1998 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Hackensack, New Jersey                    /s/ Ernst & Young LLP
February 17, 2000, except for Note 16
as to which the date is March 1, 2000

                         LOGICAL DESIGN SOLUTIONS, INC.

                                 BALANCE SHEETS

                                                            December 31
                                                      ------------------------
                                                         1998         1999
                                                      -----------  -----------
Assets
Current assets:
  Cash and cash equivalents.......................... $ 3,509,742  $ 1,432,005
  Accounts receivable, less allowance for doubtful
   accounts of $215,566 and $50,000 in 1998 and 1999,
   respectively......................................   2,758,373    5,529,901
  Unbilled engagement revenues.......................      17,365      287,174
  Prepaid expenses and other.........................     101,041      125,487
  Refundable income taxes............................     375,000      309,137
  Deferred income taxes..............................     107,200       40,608
                                                      -----------  -----------
    Total current assets.............................   6,868,721    7,724,312
Property and equipment, net..........................   2,527,933    2,554,171
Deferred financing costs, net of accumulated
 amortization of $134,726 and $212,509 in 1998 and
 1999, respectively..................................     245,888      168,105
Loans to stockholders................................     653,801      711,346
Deferred income taxes................................                   43,348
Goodwill, net of accumulated amortization of $ -0-
 and $33,342 in 1998 and 1999, respectively..........                  682,572
Other assets.........................................      55,550      167,420
                                                      -----------  -----------
                                                      $10,351,893  $12,051,274
                                                      ===========  ===========
Liabilities and stockholders' deficiency
Current liabilities:
  Capital lease obligations--current................. $    70,473  $    75,703
  Accounts payable...................................     149,124      448,465
  Accrued expenses...................................     720,443    1,467,361
  Unearned engagement revenues.......................     487,075      305,995
  Deferred income taxes--current.....................     114,700       48,863
                                                      -----------  -----------
    Total current liabilities........................   1,541,815    2,346,387
Senior Subordinated Debentures (redemption value of
 $7,048,803 at December 31, 1999)....................   4,399,599    5,424,063
Junior Subordinated Debentures--Related Parties......   1,301,114    1,417,902
Capital lease obligations............................     274,921      199,219
Deferred income taxes................................                   36,386
Other liabilities....................................     192,000      156,217
Redeemable warrants..................................   2,926,381   10,431,337
Stockholders' deficiency:
  Common stock, no par value, 15,000,000 shares
   authorized, 7,850,001 and 7,969,801 shares issued
   and outstanding at December 31, 1998 and 1999,
   respectively......................................      40,543    6,713,082
  Deferred stock compensation........................               (5,404,671)
  Accumulated deficit................................    (324,480)  (9,268,648)
                                                      -----------  -----------
    Total stockholders' deficiency...................    (283,937)  (7,960,237)
                                                      -----------  -----------
                                                      $10,351,893  $12,051,274
                                                      ===========  ===========

                            See accompanying notes.

                         LOGICAL DESIGN SOLUTIONS, INC.

                            STATEMENTS OF OPERATIONS

                                              Year ended December 31
                                        -------------------------------------
                                           1997         1998         1999
                                        -----------  -----------  -----------
Revenue................................ $11,052,478  $11,329,920  $15,839,348
Cost of revenue........................   4,377,578    5,562,159    7,541,531
                                        -----------  -----------  -----------
Gross profit...........................   6,674,900    5,767,761    8,297,817

Operating expenses:
  Selling, general and administrative..   3,490,688    4,767,329    6,977,744
  Depreciation and amortization........     335,886      653,275      942,131
  Stock-based compensation.............                             1,077,037
                                        -----------  -----------  -----------
                                          3,826,574    5,420,604    8,996,912
                                        -----------  -----------  -----------
Income (loss) from operations..........   2,848,326      347,157     (699,095)

Other income (expense):
  Increase in market value of
   redeemable warrants.................    (288,048)    (366,333)  (7,504,956)
  Interest expense.....................    (667,527)    (984,880)  (1,163,918)
  Interest income......................     157,308      260,890      201,374
  Other................................      11,481       14,131       20,071
                                        -----------  -----------  -----------
                                          (786,786)   (1,076,192)  (8,447,429)
                                        -----------  -----------  -----------
Income (loss) before income taxes......   2,061,540     (729,035)  (9,146,524)
Provision (benefit) for income taxes...     465,000     (115,097)    (202,356)
                                        -----------  -----------  -----------
Net income (loss)...................... $ 1,596,540  $  (613,938) $(8,944,168)
                                        ===========  ===========  ===========
Basic net income (loss) per common
 share.................................        $.20        $(.08)      $(1.14)
                                        ===========  ===========  ===========
Diluted net income (loss) per common
 share.................................        $.17        $(.08)      $(1.14)
                                        ===========  ===========  ===========
Weighted-average common shares
 outstanding...........................   7,850,001    7,850,023    7,867,786
                                        ===========  ===========  ===========
Weighted-average common shares and
 common share equivalents..............   9,532,262    7,850,023    7,867,786
                                        ===========  ===========  ===========

                            See accompanying notes.

                         LOGICAL DESIGN SOLUTIONS, INC.

                STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)

                                                              Retained        Total
                             Common Stock       Deferred      Earnings    Stockholders'
                         --------------------    Stock      (Accumulated      Equity
                          Shares     Amount   Compensation    Deficit)     (Deficiency)
                         --------- ---------- ------------  ------------  -------------
Balance, January 1,
 1997................... 7,850,001 $   39,348 $       --    $ 2,217,539    $ 2,256,887
  Distributions to
   stockholders.........                                     (3,824,237)    (3,824,237)
  Net income............                                      1,596,540      1,596,540
                         --------- ---------- -----------   -----------    -----------
Balance, December 31,
 1997................... 7,850,001     39,348         --        (10,158)        29,190
  Distributions to
   stockholders.........                                        (44,348)       (44,348)
  Reclassification of
   distributions........                                        343,964        343,964
  Stock options
   exercised............       500      1,195                                    1,195
  Net loss..............                                       (613,938)      (613,938)
                         --------- ---------- -----------   -----------    -----------
Balance, December 31,
 1998................... 7,850,501     40,543         --       (324,480)      (283,937)
  Issuance of common
   stock and vested
   stock options in
   connection with
   acquisition..........   109,500  1,897,737  (1,297,600)                     600,137
  Stock options
   exercised............     9,800     23,194                                   23,194
  Compensatory stock
   option grants........            4,751,608  (4,107,071)                     644,537
  Net loss..............                                     (8,944,168)    (8,944,168)
                         --------- ---------- -----------   -----------    -----------
Balance, December 31,
 1999................... 7,969,801 $6,713,082 $(5,404,671)  $(9,268,648)   $(7,960,237)
                         ========= ========== ===========   ===========    ===========


                            See accompanying notes.

                         LOGICAL DESIGN SOLUTIONS, INC.

                            STATEMENTS OF CASH FLOWS

                                                Year ended December 31
                                          -------------------------------------
                                             1997         1998         1999
                                          -----------  -----------  -----------
Cash flows from operating activities:
 Net income (loss)......................  $ 1,596,540  $  (613,938) $(8,944,168)
 Adjustments to reconcile net income
  (loss) to net cash provided by (used
  in) operating activities:
  Depreciation..........................      268,855      474,067      647,728
  Amortization..........................       67,031      179,208      294,403
  Deferred income taxes.................      150,000     (147,200)     (50,356)
  Accretion to redemption value--Senior
   Debentures...........................      147,278      265,209      384,863
  Accrued interest--Senior Debentures...      392,101      533,954      582,011
  Accrued interest--Junior Debentures...       79,394      107,431      116,788
  Accrued interest--loans to
   stockholders.........................                   (62,737)     (57,545)
  Amortization of original issuance
   discount--Senior Debentures..........       47,000       42,155       57,590
  Stock-based compensation..............                              1,077,037
  Accretion of redeemable warrants......      288,048      366,333    7,504,956
  Other.................................                    (2,449)      (6,050)
  Changes in operating assets and
   liabilities, net of effects of
   business acquisition:
   Accounts receivable, net.............   (1,249,285)     164,323   (2,509,417)
   Unbilled project revenues............        8,952       (8,559)    (269,809)
   Prepaid expenses and other...........      (31,268)     (41,255)     (24,446)
   Refundable income taxes..............                  (375,000)      65,863
   Other assets.........................        1,683      (12,968)       5,220
   Accounts payable.....................      399,017     (341,994)     228,185
   Accrued expenses.....................       32,296      273,931      157,325
   Unearned project revenues............      209,262     (396,490)    (358,157)
   Accrued payroll and related
    expenses............................      173,422      123,492      283,407
   Income taxes payable.................      (36,385)     (13,615)         --
   Other liabilities....................                                (39,971)
                                          -----------  -----------  -----------
Net cash provided by (used in) operating
 activities.............................    2,543,941      513,898     (854,543)
Cash flows from investing activities:
 Proceeds from sale of fixed assets.....                    17,156
 Purchases of property and equipment....     (746,886)  (1,785,501)    (682,532)
 Business acquisition, net of cash
  acquired..............................                               (493,384)
                                          -----------  -----------  -----------
Net cash used in investing activities...     (746,886)  (1,768,345)  (1,175,916)
Cash flows from financing activities:
 Issuance of Senior Debentures and
  redeemable warrants...................    5,123,902
 Deferred financing costs...............     (257,339)      (3,275)
 Payments on notes payable..............       (8,321)      (2,080)
 Payments on capital lease obligations..      (10,327)     (44,256)     (70,472)
 Distributions to stockholders..........   (2,895,948)     (44,348)
 Proceeds from exercise of stock
  options...............................                     1,195       23,194
 Loans to stockholders..................                  (247,100)
                                          -----------  -----------  -----------
Net cash provided by (used in) financing
 activities.............................    1,951,967     (339,864)     (47,278)
                                          -----------  -----------  -----------
Net (decrease) increase in cash and cash
 equivalents............................    3,749,022   (1,594,311)  (2,077,737)
Cash and cash equivalents, beginning of
 year...................................    1,355,031    5,104,053    3,509,742
                                          -----------  -----------  -----------
Cash and cash equivalents, end of year..  $ 5,104,053  $ 3,509,742  $ 1,432,005
                                          ===========  ===========  ===========

                         LOGICAL DESIGN SOLUTIONS, INC.

                                                      Year ended December 31
                                                   ----------------------------
                                                     1997     1998      1999
                                                   -------- -------- ----------
Supplemental cash flow disclosures:
 Income taxes paid................................ $351,000 $420,717 $    7,306
                                                   ======== ======== ==========
 Interest paid.................................... $  1,306 $ 29,585 $   22,667
                                                   ======== ======== ==========
Non-cash financing activities:
 Issuance of Senior Subordinated Debentures and
  redeemable warrants in lieu of financial
  advisory fees................................... $120,000 $    --  $      --
                                                   ======== ======== ==========
 Capital lease obligations........................ $    --  $389,650 $      --
                                                   ======== ======== ==========
 Reclassification of distributions to stockholders
  to loans to stockholders........................ $    --  $343,964 $      --
                                                   ======== ======== ==========
 Issuance of common stock and vested stock options
  in connection with business acquisition......... $    --  $    --  $1,897,737
                                                   ======== ======== ==========



                            See accompanying notes.

                         LOGICAL DESIGN SOLUTIONS, INC.

                         NOTES TO FINANCIAL STATEMENTS

                               December 31, 1999

1. Basis of Presentation and Summary of Significant Accounting Policies

Description of Business and Organization

   Logical Design Solutions, Inc. ("LDS" or the "Company") is a professional services provider of e-business solutions primarily to Fortune 500 companies. The Company advises its clients on e-business strategies and designs and implements customized, complex e-business solutions. LDS focuses on providing its services in the following targeted industries: communications, financial services, healthcare, manufacturing and publishing.

   Prior to the investment and restructuring discussed in Note 2 and through December 31, 1997, LDS and an affiliated company known as Logical Design Solutions International, Inc. ("LDSI") provided the above services. Both LDS and LDSI were controlled by a common majority stockholder. Effective December 31, 1997 and as contemplated in the March 1997 investment (see Note 2), LDSI merged with and into LDS and LDSI ceased to exist. Pursuant to such merger, the 100 shares of LDSI common stock issued and outstanding, which were held by the majority stockholder of LDS, were converted into one share of common stock of the Company. The accompanying 1997 statements of operations and cash flows of the Company include the 12 month results of operations of LDS and LDSI on a combined basis.

   In November 1999, the Company acquired 100% of the outstanding capital stock of Jump! Information Technologies, Inc. ("Jump!") (see Note 3). In December 1999, Jump! was merged into the Company, with the Company being the surviving corporation.

Management Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents

   The Company considers all highly liquid short-term investments with original maturities of 90 days or less to be cash equivalents. Cash and equivalents include funds held in a money manager investment account. The amounts invested in this manner, the cost of which approximates market, were approximately $3,100,000 and $1,137,000 at December 31, 1998 and 1999, respectively.

Property and Equipment

   Property and equipment are recorded at cost. Depreciation is recorded using the straight- line method based on the estimated useful lives of the assets.

Deferred Financing Costs

   Costs incurred in connection with the issuance of the Senior Debentures (as defined below) have been deferred and are being amortized over the life of the related debt.

                         LOGICAL DESIGN SOLUTIONS, INC.

                               December 31, 1999

Revenue Recognition

   The Company uses the percentage-of-completion method of reporting revenues for fixed-fee engagements in progress measured by the percentage of costs incurred to date to estimated total costs for each project. Under this method, engagement revenues are recorded based upon the estimated stage of completion of each engagement. Under retainer-based engagements, clients are invoiced an equal amount on a monthly basis over the term of the contract for the core engagement team. The retainer agreements also provide for additional staff to be added to the engagement on an as-needed basis. Fees associated with the additional staff are recorded on a time and materials basis. Under time and materials basis contracts, revenue is recognized as services are provided. Reimbursable engagement costs are excluded from revenue as the Company incurs these costs on behalf of its customers. Revenue from maintenance agreements are recognized ratably over the terms of the agreements. Maintenance revenue totaling approximately $225,000, $246,000 and $220,000 in 1997, 1998 and 1999,
respectively, is included in revenues.

   Projected or realized losses under contracts are provided for in the period when the losses are first determined.

   Unbilled engagement revenues represent engagement revenues recognized in excess of amounts billed. Billings in excess of revenue recognized are classified as unearned engagement revenues.

Income Taxes

   Deferred income taxes are provided for differences between the financial statement and income tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

   Prior to March 19, 1997, LDS elected to be taxed under the provisions of Subchapter "S" of the Internal Revenue Code (Subchapter "S"). Under those provisions, LDS did not pay federal corporate income taxes on its taxable income. Instead, the Company's stockholders were liable for individual federal income tax on the Company's taxable income. Effective March 19, 1997, LDS became taxable under the provisions of Subchapter "C" of the Internal Revenue Code (Subchapter "C") (see Note 2). Effective December 31, 1997, LDSI, which previous to that date was taxed under the provisions of Subchapter "S", became taxable under the provisions of Subchapter "C".

Concentrations of Credit Risk

   The Company is engaged in providing e-business solutions primarily to Fortune 500 companies. The Company performs ongoing, informal credit evaluations of its customers' financial condition and requires no collateral from its customers. The Company maintains an allowance for potential credit losses, when necessary. Historically, such losses have been within management's expectations. During the years ended December 31, 1997, 1998 and 1999, the Company wrote off $16,460, $0, and $215,566, respectively, of accounts receivable and increased the allowance for doubtful accounts by $36,460, $215,566 and $50,000, respectively.

   In 1997 and 1998, the Company's two largest clients accounted for approximately 66% and 73% of total revenue and 55% and 66% of total accounts receivable, respectively. In 1999, the Company's three largest clients accounted for approximately 64% and 61% of total revenue and total accounts receivable, respectively. These clients are in the communications, financial services and manufacturing industries.

                        LOGICAL DESIGN SOLUTIONS, INC.

                               December 31, 1999

   The Company periodically has cash balances in excess of Federal Deposit Insurance Corporation limits.

Research and Development Costs

   Research and development expenditures are charged to operations as incurred. To date, substantially all research and development activities of the Company have been pursuant to customer engagements and, accordingly, have been expensed as a cost of the engagements.

Goodwill

   Goodwill represents the excess of cost over the fair value of the net assets acquired and is being amortized on a straight-line basis over an estimated useful life of three years. Management periodically evaluates the recoverability of goodwill by comparing anticipated undiscounted future cash flows from operations to the carrying value of the goodwill. Should the evaluation indicate that the goodwill is not recoverable, an adjustment would be recorded.

Impairment of Long-Lived Assets

   The Company applies Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. Management periodically evaluates whether events or circumstances have occurred that indicate that the remaining estimated useful lives of property and equipment, other identifiable intangible assets and goodwill may warrant revision or that remaining balances may not be recoverable.

Stock-Based Compensation

   As permitted by Financial Accounting Standards Board Statement No. 123, Accounting for Stock-Based Compensation ("FAS 123"), which establishes a fair value based method of accounting for stock-based compensation plans, the Company has elected to follow Accounting Principal Board Opinion No. 25 Accounting for Stock Issued to Employees ("APB 25"), for recognizing stock-based compensation expense for financial statement purposes. Under APB 25, compensation expense is based on the difference, if any, on the date of the grant, between the fair value of the Company's stock and the exercise price.

Fair Value of Financial Instruments

   The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties.

   The fair value of each of the following instruments approximates their carrying value because of the short maturity of these instruments: cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and other liabilities. The carrying values of capital lease obligations and junior subordinated debentures approximate fair value since the related interest rates approximate rates currently available to the Company. The carrying value of senior subordinated debentures is based upon relative fair values of the debentures and the warrants at date of issuance with accretion to face value through the scheduled redemption date. (See Note 6 regarding redemption values which approximates fair value.) The fair value of the redeemable warrants is based upon an independent valuation. (See Note 13.)

                         LOGICAL DESIGN SOLUTIONS, INC.

                               December 31, 1999

Earnings Per Share

   Basic and diluted earnings per share are calculated in accordance with Financial Accounting Standards Board Statement No. 128, Earnings Per Share ("FAS 128"). All earnings per share amounts for all periods have been presented to conform to the requirements of FAS 128.

Comprehensive Income

   No statement of comprehensive income has been included in the accompanying financial statements since there are no differences to be reported from the accompanying statements of operations or stockholders' equity.

2. Investment and Restructuring

   In March 1997, LDS effected a restructuring (the "Restructuring") in connection with the issuance of Senior Subordinated Debentures (see Note 6) and Warrants to purchase common stock to certain investment funds of a venture capital group and other investors (collectively, the "Investors") (see Notes 1, 10 and 13). In connection with the Restructuring, effective March 19, 1997, LDS converted from a Subchapter "S" Corporation to a Subchapter "C" Corporation for income tax purposes.

3. Business Combination

   In November 1999, the Company acquired 100% of the outstanding stock of Jump! Information Technologies, Inc., a publishing and information services e-business solutions provider located in Chantilly, Virginia, for a purchase price of approximately $842,000 that consisted of (i) $525,000 of cash, (ii) $168,000 of vested stock options (12,671 vested stock options were issued) and
(iii) $149,000 in closing costs. The Company also issued 109,500 shares of common stock in connection with this acquisition. The fair value of the total assets and total liabilities related to this acquisition was $578,000 and $452,000, respectively, and goodwill amounted to approximately $715,000.

   The Company accounted for the above acquisition as a purchase. Accordingly, the acquired assets and liabilities assumed have been recorded at their estimated fair values at the date of acquisition. The results of operations of the acquired business are included in the Company's results of operations from the acquisition date.

   In connection with the Jump! acquisition, the Company issued 109,500 shares of its common stock to the former Jump! shareholders and entered into a shareholders' agreement with them governing their rights and obligations with respect to the 109,500 shares held by them. Under the shareholders' agreement, the Company will repurchase any shares of a Jump! shareholder whose employment with the Company is terminated. If the termination is a voluntary resignation or an involuntary termination by the Company with just cause, the repurchase price will be zero if the termination occurs prior to January 1, 2000, 25% of the fair market value based on a date of termination from and including January 1, 2000 but prior to March 31, 2000, 50% from and including March 31, 2000 and prior to June 30, 2000, 75% from and including June 30, 2000 and prior to September 30, 2000 and 100% of the fair market value from September 30, 2000. If the employment is terminated for any other reason, the Company will repurchase the shares for 100% of the fair market value. This agreement shall terminate upon a firmly underwritten public offering with gross proceeds to the Company of at least $10 million.

   Based upon the estimated fair market value of these shares at December 31, 1999, the Company recorded $432,500 of stock-based compensation and $1,297,600 of deferred compensation which will be amortized over the vesting period. Deferred compensation and the related compensation expense will be adjusted on a prospective basis over the vesting schedule based on changes in fair market value of the common stock during the period.

                         LOGICAL DESIGN SOLUTIONS, INC.

                               December 31, 1999

   The following table represents the unaudited pro forma results of operations for the years ended December 31, 1998 and 1999 as if the above acquisition had occurred on January 1 of the respective year:

                                                         1998         1999
                                                      -----------  -----------
       Revenue....................................... $12,545,000  $17,940,000
       Net loss...................................... $  (764,000) $(9,011,000)
       Basic net loss per common share............... $      (.10) $     (1.13)
       Diluted net loss per share.................... $      (.10) $     (1.13)

   The pro forma amounts reflect the amortization of the excess of purchase price over the net assets acquired. The pro forma results are not necessarily indicative of the results of operations that would have occurred had the acquisition taken place at the beginning of the period presented nor are they intended to be indicative of results that may occur in the future.

4. Property and Equipment

   Major classes of property and equipment and their related estimated useful lives as of December 31, 1998 and 1999 are as follows:

                                          Estimated
                                         Useful Life
                                           (Years)      1998         1999
                                         ----------- -----------  -----------
     Computer equipment.................      3      $ 1,590,602  $ 2,219,004
     Office equipment...................      5          354,628      393,438
     Furniture and fixtures.............      7          722,836      907,049
     Equipment under capital lease......      3          440,186      440,186
     Leasehold improvements.............      *          657,234      657,234
                                                     -----------  -----------
                                                       3,765,486    4,616,911
     Less accumulated depreciation and
      amortization......................              (1,237,553)  (2,062,740)
                                                     -----------  -----------
                                                     $ 2,527,933  $ 2,554,171
                                                     ===========  ===========

--------
* Lesser of term of lease or estimated useful life.

5. Accrued Expenses

   Accrued expenses consists of the following:

                                                              1998      1999
                                                            -------- ----------
       Accrued payroll and related expenses................ $511,034 $  918,683
       Accrued professional fees...........................   76,411    269,245
       Other accrued expenses..............................  132,998    279,433
                                                            -------- ----------
                                                            $720,443 $1,467,361
                                                            ======== ==========

                         LOGICAL DESIGN SOLUTIONS, INC.

                               December 31, 1999
6. Subordinated Debt

Senior Subordinated Debentures

   On March 19, 1997, LDS issued Senior Subordinated Debentures ("Senior Debentures") in the aggregate principal amount of $5,540,736 for an aggregate cash purchase price of $5,123,902. In connection with the issuance of the Senior Debentures, LDS also issued a warrant to acquire 2,150,000 shares, subject to adjustment, of common stock ("Warrants"). Upon issuance, the Warrants were recorded at their relative fair market value in relation to the Senior Debentures, resulting in an allocation of $2,272,000 of proceeds from the Senior Debentures to the Warrants and an effective interest rate of 21.0% on the Senior Debentures (see Note 13). The accretion to redemption value of the Senior Debentures, based on deemed fair market value on date of issuance, is being recorded as interest expense as an adjustment to yield over the five year life of the Senior Debentures.

   The Senior Debentures are payable in full on March 19, 2002 and accrue interest from the date of issuance until the date of payment of principal at the rate of 9.0% per year compounded annually. Interest is payable upon payment of principal which is due March 19, 2002. The redemption value of the Senior Subordinated Debentures, including accrued interest of approximately $1.5 million, was approximately $7.0 million at December 31, 1999.

Junior Subordinated Debentures

   In connection with the above transaction, LDS made distributions to its management stockholders in the form of Junior Subordinated Debentures ("Junior Debentures"). The Junior Debentures are payable in full on March 19, 2003 and accrue interest from the date of issuance until the date of payment of principal at the rate of 9.0% per year compounded annually. Interest is payable upon payment of principal which is due March 19, 2003.

7. Lines of Credit

   The Company has a line of credit arrangement with a bank which allows for borrowings up to $1,500,000. Borrowings under this line accrue interest at the prime rate. This line expires on June 30, 2000 and is subject to annual renewal.

   The Company also has a $150,000 equipment line of credit. Under this line, 80% of the cost of the equipment purchased is eligible for borrowing. Borrowings under this line accrue interest at the prime rate plus .25%. Borrowings under the equipment line are repaid in 36 monthly installments, plus interest.

   There were no outstanding borrowings under these lines of credit at December 31, 1999.

   The lines of credit contain various financial covenants which require the Company to, among other requirements, maintain a minimum current ratio and a maximum debt to equity ratio.

                         LOGICAL DESIGN SOLUTIONS, INC.

                               December 31, 1999

8. Capital Lease Obligations

   The Company leases certain office equipment under leases classified as capital leases for financial reporting purposes. The following is a schedule of future minimum lease payments under these agreements and the present value of the payments as of December 31, 1999:

       Year ended December 31:
         2000......................................................... $ 92,983
         2001.........................................................   92,983
         2002.........................................................   92,983
         2003.........................................................  130,995
                                                                       --------
                                                                        309,944
         Less amount representing interest............................  (35,022)
                                                                       --------
         Present value of minimum lease payments...................... $274,922
                                                                       ========

9. Commitments

Leases

   The Company leases office space, automobiles and office equipment under noncancelable operating lease agreements which expire through February 2010. Aggregate annual future minimum lease payments under these noncancelable leases are, including the new Morristown facility, as follows:

       Year ended December 31:
         2000....................................................... $ 2,480,000
         2001.......................................................   2,431,000
         2002.......................................................   2,229,000
         2003.......................................................   2,306,000
         2004.......................................................   2,320,000
         2005 and thereafter........................................   8,857,000
                                                                     -----------
                                                                     $20,623,000
                                                                     ===========

   Rent expense for the years ended December 31, 1997, 1998 and 1999 was $347,500, $617,700 and $934,500, respectively.

Letters of Credit

   The Company has outstanding letters of credit of $549,000 and $80,000 at December 31, 1999.

Employment Agreements

   The Company has employment contracts with several key employees. The agreements provide for minimum salary amounts and discretionary performance bonus arrangements as determined and approved by the Board of Directors.

                         LOGICAL DESIGN SOLUTIONS, INC.

                               December 31, 1999
10. Related Party Transactions

   The principal stockholders periodically obtain advances from the Company. Such amounts are recorded in the balance sheet as loans to stockholders. During 1997, and as contemplated and agreed upon by the parties involved in the issuance of the Senior Debentures and Junior Debentures (see Note 6), the principal stockholders also received cash distributions based on estimated available LDS and LDSI Subchapter "S" earnings and estimated required personal income tax payments. During 1998, final LDS and LDSI Subchapter "S" income tax returns were prepared and filed which resulted in the finalization of taxes payable and earnings available for distribution to stockholders. This resulted in a reclassification during 1998 of $343,964 between distributions to stockholders and loans to stockholders as agreed upon by the Company, the stockholders and the Investors. This excess cash distribution represents amounts agreed upon by the parties to be retained in the business at the time of the transaction. The parties agreed to record such amounts as loans to stockholders. Interest has been accrued on such amounts at 9.0% and is included in the loans to stockholders' balance. In addition, during 1998 the Company advanced $247,100 to a principal stockholder in order to purchase a personal residence. Such amount is secured by a note and a second mortgage on the property. These notes accrue interest payable monthly at 8.5%. The notes, including all principal and interest, are due between June and August 2003. Under certain conditions the Company can accelerate the repayment of the notes. In connection with these advances, the stockholder and the Company executed an agreement under which the stockholder pledged 785,000 shares of common stock as collateral for the obligation to the Company.

11. Income Taxes

   The provision (benefit) for income taxes for the years ended December 31, 1997, 1998 and 1999 consisted of the following:

                                         1997                1998       1999
                            ------------------------------ ---------  ---------
                            Subchapter Subchapter
                            "S" Corp.  "C" Corp.   Total     Total      Total
                            ---------- ---------- -------- ---------  ---------
Current:
  Federal..................             $205,000  $205,000 $  25,000  $(152,000)
  State....................  $47,000      63,000   110,000     7,103
                             -------    --------  -------- ---------  ---------
                              47,000     268,000   315,000    32,103   (152,000)
Deferred:
  Federal..................              120,000   120,000  (125,000)    (6,207)
  State....................               30,000    30,000   (22,200)   (44,149)
                                        --------  -------- ---------  ---------
                                         150,000   150,000  (147,200)   (50,356)
                             -------    --------  -------- ---------  ---------
Income taxes...............  $47,000    $418,000  $465,000 $(115,097) $(202,356)
                             =======    ========  ======== =========  =========

                         LOGICAL DESIGN SOLUTIONS, INC.

                               December 31, 1999

   The provision (benefit) for income taxes reconciled to the amount computed by applying the statutory federal rate of 34% to the income (loss) before income taxes is as follows:

                                                         1997   1998    1999
                                                         -----  -----   -----
Statutory federal income tax............................  34.0% (34.0)% (34.0)%
Increases (decreases):
  Increase in market value of redeemable warrants.......   4.8   17.1    29.0
  Stock-based compensation..............................   --     --      2.5
  Income attributable to "S" Corporation periods........ (26.8)   --      --
  Establishment of initial deferred tax liabilities upon
   conversion from
   "S" to "C" Corporation...............................   8.1    --      --
  Other.................................................   2.5    1.1      .2
                                                         -----  -----   -----
Income taxes............................................  22.6% (15.8)%  (2.3)%
                                                         =====  =====   =====

   The significant components of the Company's deferred tax assets and liabilities at December 31, 1998 and 1999 are as follows:

                                                              1998      1999
                                                            --------  --------
     Deferred tax assets:
       Current:
         Allowance for doubtful accounts................... $ 86,200  $ 20,000
         Deferred income...................................      --     12,500
         Accrued vacation..................................   21,000     8,108
                                                            --------  --------
                                                             107,200    40,608
       Noncurrent:
         Net operating loss carryforward...................      --     43,348
                                                            --------  --------
     Total deferred tax assets.............................  107,200    83,956
     Deferred tax liabilities:
       Current:
         Cash to accrual conversion--Jump!.................      --    (48,863)
         Cash to accrual conversion--LDSI.................. (114,700)      --
                                                            --------  --------
                                                            (114,700)  (48,863)
       Noncurrent:
         Depreciation......................................      --    (29,500)
         Amortization......................................      --     (6,886)
                                                            --------  --------
                                                                 --    (36,386)
                                                            --------  --------
     Total deferred tax liabilities........................ (114,700)  (85,249)
                                                            --------  --------
     Net deferred tax liabilities.......................... $ (7,500) $ (1,293)
                                                            ========  ========

   As of December 31, 1999, the Company has net operating loss carryforwards of approximately $720,000 for state tax reporting purposes, which expire between 2006 and 2019.

                         LOGICAL DESIGN SOLUTIONS, INC.

                               December 31, 1999

12. Employee Benefit Plan

   The Company has a 401(k) plan (the "Plan") which covers substantially all employees, subject to minimum age and service requirements. The Company may make contributions to the Plan. Any such contributions are determined on an annual basis and are at the discretion of the Board of Directors. Contributions for the years ended December 31, 1997, 1998 and 1999 were $142,700, $153,700 and $230,400, respectively.

13. Stockholders' Equity

   Effective March 17, 1997, LDS amended its certificate of incorporation to increase the number of shares authorized to 1,500,000 shares and the Board of Directors authorized and approved a 3,925-for-one stock split increasing the number of outstanding shares from 200 shares to 785,000 shares.

   Effective September 10, 1997, LDS amended its certificate of incorporation to increase the number of shares authorized to 15,000,000 shares and the Board of Directors further authorized and approved a ten-for-one stock split increasing the number of shares outstanding to 7,850,000.

   All per share amounts have been adjusted for the above stock splits, except as otherwise indicated.

   In connection with the issuance of Senior Debentures (see Note 6), LDS also issued Warrants to certain Investors to acquire 2,150,000 common shares. The Warrants may be exchanged for an equal number of shares of common stock of LDS. The Warrants are exercisable on March 19, 2004 at a price of $.01 per share and expire on March 19, 2004 or earlier as defined in the warrant agreement. The shares of common stock issuable upon exercise of the Warrants are subject to demand registration rights on the part of the Investors and piggyback registration rights. LDS has reserved 2,150,000 shares of common stock for issuance upon the exercise of the Warrants.

   The Warrants are subject to a Redemption Agreement which permits the Investors to put the Warrants to LDS for redemption at the fair market value (as agreed upon in good faith between the Company and the Investors) of the shares of common stock issuable upon the exercise of the Warrants at the earlier of the occurrence of a liquidity event (as defined) or March 19, 2003. In the event a redemption request is made on March 19, 2003, the Warrants will be redeemed 50% on March 19, 2003 and 50% on March 19, 2004. Under the terms of the Warrant Agreement, each holder of Warrants must immediately exercise all Warrants held upon the completion of an initial public offering of LDS common shares.

   In accordance with Emerging Issues Task Force No. 96-13, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock, the Company estimated the fair value of the Warrants at date of issuance. The Company has continued to estimate the fair value of the Warrants with changes in fair value amortized and reported in the statements of operations based upon an anticipated date of redemption of the Warrants of March 19, 2003. At each balance sheet date the fair value was determined by an independent valuation and, based on these valuations, the Company increased the carrying value of the Warrants and recorded a charge of $288,048, $366,333 and $7,504,956 in the statements of operations for the years ended December 31, 1997, 1998 and 1999, respectively. The estimated fair value of the warrants as of December 31, 1999 was approximately $34 million.

                         LOGICAL DESIGN SOLUTIONS, INC.

                               December 31, 1999
14. Earnings Per Share

   The reconciliation of shares used to calculate basic and diluted earnings per share consists of the following:

                                                     1997      1998      1999
                                                   --------- --------- ---------
Weighted-average common shares outstanding used
 to
 calculate basic earnings per share..............  7,850,001 7,850,023 7,867,786
Net effect of dilutive warrants based on treasury
 stock
 method using average market price...............  1,682,261     *         *
                                                   --------- --------- ---------
Weighted-average common shares and common share
 equivalents used to calculate diluted earnings
 per share.......................................  9,532,262 7,850,023 7,867,786
                                                   ========= ========= =========

--------
* The dilutive stock options and warrants are not included as their effect is anti-dilutive.

15. Stock Option Plans

   Effective September 10, 1997, the stockholders of the Company approved the 1997 Stock Option Plan ("1997 Plan"). On October 28, 1999, the Board of Directors adopted the Company's 1999 Stock Option Plan ("1999 Plan"). Under the Plans (the 1997 Plan and 1999 Plan, collectively), the Company issues options at exercise prices equal to fair value at the date of grant and no compensation expense is recorded. Options granted under the Plans are designated as either nonqualified stock options or incentive stock options. Under the terms of the 1997 Plan, the Company has reserved 1,000,000 shares of common stock for issuance upon exercise of options. Under the terms of the 1999 Plan, the Company has reserved 330,000 shares of common stock for issuance upon exercise of options. No option will have a term in excess of ten years under the Plans. The administrator, which may be the Board of Directors or a committee thereof, is responsible for determining the individuals to be granted options, the number of options each individual will receive, the option price per share and the exercise period of each option. Options granted pursuant to the Plans generally vest over a one to four year period from date of grant.

   Of the 527,118 stock options issued during the year ended December 31, 1999, non-qualified options to purchase 130,000 shares and incentive stock options to purchase 268,818 shares at exercise prices of $2.20 were considered to be below the deemed fair market value at date of grant for financial reporting purposes. In accordance with APB 25, compensation expense will be recognized as the difference between the exercise prices of these options at their respective grant dates and the deemed fair value for financial reporting purposes of the common stock. The Company recorded $644,537 of compensation expense during 1999 based on the vesting schedules of these options. In addition, the Company recorded deferred stock compensation of $4,107,071 as of December 31, 1999; such amounts are included as a reduction of stockholders' equity and are being amortized to compensation expense over the vesting period of the options granted, which range from one to four years from the date of grant.

                         LOGICAL DESIGN SOLUTIONS, INC.

                               December 31, 1999

   The following table summarizes information about stock options outstanding at December 31, 1997, 1998 and 1999:

                                1997              1998                1999
                          ----------------- -----------------  -------------------
                          Weighted-         Weighted-          Weighted-
                           Average           Average            Average
                          Exercise   Stock  Exercise   Stock   Exercise    Stock
                            Price   Options   Price   Options    Price    Options
                          --------- ------- --------- -------  --------- ---------
Options outstanding,
 beginning of year......    $ --        --    $2.04   565,000    $2.12     758,500
  Granted...............     2.04   565,000    2.39   204,100     2.20     527,118
  Exercised.............      --        --     2.39      (500)    2.37      (9,800)
  Canceled..............      --        --     2.39   (10,100)    2.30     (69,900)
                            -----   -------   -----   -------    -----   ---------
Options outstanding, end
 of year................    $2.04   565,000   $2.12   758,500     2.15   1,205,918
                            =====   =======   =====   =======    =====   =========
Options exercisable, end
 of year................    $ --        --    $2.11   178,250    $2.13     424,484
                            =====   =======   =====   =======    =====   =========

   The weighted-average fair value of options granted was $.66 per share or $135,000 and $10.16 per share or $5,400,000 for the years ended December 31, 1998 and 1999, respectively.

                                                                Weighted-Average
      Option                               Exercise Outstanding    Remaining
      Class                                 Price     Options   Contractual Life
      ------                               -------- ----------- ----------------
      1997................................  $2.04      550,000     7.7 years
      1998................................  $2.39      136,600     8.3 years
      1999................................  $2.20      519,318     9.5 years
                                                     =========     =========
                                                     1,205,918     8.5 years
                                                     =========     =========

   Pro forma information regarding net income (loss) is required by FAS 123 and has been determined as if the Company had been accounting for its employee stock options under the fair value method of that statement. The fair value of these options was estimated at the date of grant using the Black-Scholes option-pricing fair value model with the following weighted-average assumptions: volatility of near-zero; risk-free interest rate of 6.8% in 1999 and 5.35% in 1998 and 1997; no dividends; and an expected life of the options of five years for options granted in 1999 and six years for options granted in 1998 and 1997. Had compensation cost been recognized based on the fair value of the employee stock options on the date of grant under the methodology prescribed by FAS 123, the Company's pro forma net income (loss) would have been approximately $1.6 million, ($760,000) and ($9.5 million) in 1997, 1998 and 1999, respectively, and pro forma basic and diluted net (loss) income per common share would have been ($1.21) and ($.10) in 1999 and 1998, respectively. Pro forma basic and diluted net income per common share would have been $.20 and $.16 in 1997, respectively.

   Option valuation models require the input of highly subjective assumptions including the expected life of the option and the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

                         LOGICAL DESIGN SOLUTIONS, INC.

                               December 31, 1999

16. Subsequent Events

Leases

   The Company will be moving its headquarters and principal operations from its current Morristown, New Jersey location to a new location, also in Morristown, in June 2000. In February 2000, the Company entered into a ten year lease for this new office space. Minimum annual lease payments amount to $1,456,000 for the first three years of the lease, $1,534,000 for years four through six, and $1,638,000 for years seven through ten. In connection with the lease agreement, the Company obtained a letter of credit for $970,667 to be used as security. The letter of credit requirement is reduced to $767,000 on February 10, 2004, $546,000 on February 10, 2006, and will be released after lease termination.

Stock Options

   Effective March 1, 2000, the Board of Directors amended the Company's 1999 Stock Plan to increase the number of common shares reserved for issuance from 330,000 to 2,750,000. In addition, on this same date, the Board of Directors approved the 2000 Stock Plan for Non-Employee Directors ("2000 Plan"). Under the terms of the 2000 Plan, the Company has reserved 500,000 shares of common stock for issuance upon exercise of options.

   From January 1, 2000 to March 1, 2000, the Company issued non qualified options to purchase 1,070,250 shares and incentive stock options to purchase 36,300 shares of common stock at exercise prices between $3.35 and $5.00 (which were considered to be below the deemed fair market value for financial reporting purposes). In accordance with APB 25, stock-based compensation expense will be recorded based on the vesting schedules of these options, which range from immediate vesting at date of grant (1,000,000 options) to four years, and will amount to approximately $12.9 million.

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Jump! Information Technologies, Inc.

   We have audited the accompanying balance sheet of Jump! Information Technologies, Inc. (the "Company") as of December 31, 1998, and the related statements of income and cash flows for the periods from March 6, 1998 (inception) to December 31, 1998 and January 1, 1999 to November 9, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jump! Information Technologies, Inc. as of December 31, 1998, and the results of its operations and its cash flows for the periods from March 6, 1998 (inception) to December 31, 1998 and January 1, 1999 to November 9, 1999, in conformity with accounting principles generally accepted in the United States.

Hackensack, New Jersey                    /s/ Ernst & Young LLP
February 4, 2000

                      JUMP! INFORMATION TECHNOLOGIES, INC.

                                 BALANCE SHEET

                               December 31, 1998

Assets
Current assets:
  Cash............................................................... $     24
  Accounts receivable................................................  279,933
  Deferred income taxes..............................................   50,079
                                                                      --------
    Total current assets.............................................  330,036


Computer equipment, net of accumulated depreciation of $7,975........   36,235
Deferred income taxes................................................   12,520
Other assets.........................................................   14,270
                                                                      --------
                                                                      $393,061
                                                                      ========


Liabilities and stockholders' equity
Current liabilities:
  Accounts payable and accrued expenses.............................. $  2,575
  Deferred revenue...................................................  124,996
  Loan from stockholder..............................................   23,162
  Income taxes payable...............................................   10,209
  Deferred income taxes..............................................  111,973
                                                                      --------
    Total current liabilities........................................  272,915


Deferred revenue.....................................................   31,251


Stockholders' equity:                                                    1,500
  Class A, Voting Common Stock, no par value, 2,100,000 shares authorized, 2,100,000 shares issued and outstanding...............
  Class B, Non-Voting Common Stock, no par value, 500,000 shares
   authorized, none issued or outstanding............................   (1,500)
  Loan to stockholders...............................................   88,895
                                                                      --------
  Retained earnings..................................................   88,895
                                                                      --------
    Total stockholders' equity....................................... $393,061
                                                                      ========

                            See accompanying notes.

                      JUMP! INFORMATION TECHNOLOGIES, INC.

                              STATEMENTS OF INCOME

                                                           March
                                                          6, 1998     January
                                                        (inception)   1, 1999
                                                             to          to
                                                        December 31,  November
                                                            1998      9, 1999
                                                        ------------ ----------
Revenue................................................  $1,215,364  $2,100,571
Cost of revenue........................................     457,614   1,105,822
                                                         ----------  ----------
Gross profit...........................................     757,750     994,749
Selling, general and administrative....................     613,878     801,030
Depreciation and amortization..........................       7,975      12,795
                                                         ----------  ----------
Income from operations.................................     135,897     180,924
Other income:
  Interest income......................................       2,237       2,773
  Other................................................      10,344       5,443
                                                         ----------  ----------
Income before provision for income taxes...............     148,478     189,140
Provision for income taxes.............................      59,583      72,208
                                                         ----------  ----------
Net income.............................................  $   88,895  $  116,932
                                                         ==========  ==========


                            See accompanying notes.

                      JUMP! INFORMATION TECHNOLOGIES, INC.

                            STATEMENTS OF CASH FLOWS

                                                       March
                                                      6, 1998    January
                                                    (inception)  1, 1999
                                                        to         to
                                                     December   November
                                                     31, 1998    9, 1999
                                                    ----------- ---------
Cash flows from operating activities
Net income.........................................  $  88,895  $ 116,932
Adjustments to reconcile net income to net cash
 provided by operating activities:
  Depreciation and amortization....................      7,975     12,795
  Deferred income taxes............................     49,374     (5,062)
  Changes in operating assets and liabilities:
    Accounts receivable............................   (279,933)    17,822
    Other assets...................................    (14,270)  (102,820)
    Accounts payable and accrued expenses..........      2,575     96,679
    Deferred revenues..............................    156,247     20,830
    Income taxes payable...........................     10,209     77,270
    Other liabilities..............................                 4,187
                                                     ---------  ---------
Net cash provided by operating activities..........     21,072    238,633
Cash flows from investing activities
Capital expenditures...............................    (44,210)  (170,169)
                                                     ---------  ---------
Net cash used in investing activities..............    (44,210)  (170,169)
Cash flows from financing activities
Purchase of treasury stock.........................               (15,210)
Loan to stockholders...............................     (1,500)     1,500
Proceeds from the sale of common stock.............      1,500
Loan from stockholder..............................     23,162    (23,162)
                                                     ---------  ---------
Net cash provided by (used in) financing
 activities........................................     23,162    (36,872)
                                                     ---------  ---------
Net increase in cash...............................         24     31,592
Cash, beginning of period..........................        --          24
                                                     ---------  ---------
Cash, end of period................................  $      24  $  31,616
                                                     =========  =========
Supplemental cash flow disclosures
Income taxes paid..................................  $     --   $   5,700
                                                     =========  =========

                            See accompanying notes.

                      JUMP! INFORMATION TECHNOLOGIES, INC.

                         NOTES TO FINANCIAL STATEMENTS

                               December 31, 1998

1. Basis of Presentation and Summary of Significant Accounting Policies

Description of Business and Organization

   Jump! Information Technologies, Inc. ("Jump!" or the "Company") is a publishing and information services e-business solutions provider located in Chantilly, Virginia.

   Jump! was incorporated on March 6, 1998 as Net3 Technologies, Inc. The Company's name was changed to Jump! Information Technologies, Inc. on November 10, 1998.

Management Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Computer Equipment

   Computer equipment is recorded at cost. Depreciation is recorded using the straight line method over the estimated useful life of the assets of three years.

Revenue Recognition

   The Company's revenue is generated from contracts that are billed on a time and materials basis. Under these contracts, revenue is recognized as services are provided.

Income Taxes

   Deferred income taxes are provided for differences between the financial statement and income tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

Concentrations of Credit Risk

   The Company is engaged in providing e-business solutions to its customers. The Company performs ongoing, informal credit evaluations of its customers' financial condition and requires no collateral from its customers.

   One customer accounted for 100% of total revenue in 1998 and 100% of accounts receivable at December 31, 1998. This same customer accounted for 96% of total revenue in 1999. The loss of this customer would have a material impact on the financial condition of the Company.

Stock-Based Compensation

   As permitted by Financial Accounting Standards Board Statement No. 123, Accounting for Stock-Based Compensation ("FAS 123"), which establishes a fair value based method of accounting for stock-based compensation plans, the Company has elected to follow Accounting Principal Board Opinion No. 25 Accounting for Stock Issued to Employees ("APB 25"), for recognizing stock-based compensation expense for financial statement purposes. Under APB 25, compensation expense is based on the difference, if any, on the date of grant, between the fair value of the Company's stock and the exercise price.

                      JUMP! INFORMATION TECHNOLOGIES, INC.

                               December 31, 1998

2. Commitments

Leases

   The Company leases office space under a noncancelable operating lease agreement which will expire in June 2005. Aggregate annual future minimum lease payments under this noncancelable lease is as follows:

       Year ended December 31:
         1999........................................................ $  159,000
         2000........................................................    206,000
         2002........................................................    217,000
         2002........................................................    224,000
         2003........................................................    230,000
         2004 and thereafter.........................................    605,000
                                                                      ----------
                                                                      $1,641,000
                                                                      ==========

   Rent expense for the periods ended December 31, 1998 and November 9, 1999 was approximately $111,000 and $136,000, respectively.

Employment Agreements

   The Company has employment contracts with certain key employees. The agreements provide for minimum salary amounts and discretionary performance bonus arrangements as determined and approved by the Board of Directors.

3. Related Party Transactions

   The initial capital contribution by the founding stockholders was funded through a $1,500 loan from the Company. Such amount is recorded as "loan to stockholders" and reflected as a reduction to stockholders' equity in the December 31, 1998 balance sheet.

   In December 1998, a Company officer and stockholder loaned the Company approximately $23,000 for working capital purposes. Such amount is classified as "loan from stockholder" in the December 31, 1998 balance sheet. The loan was repaid in full in March 1999.

4. Income Taxes

   The provision for income taxes consisted of the following:

                                                        December 31, November 9,
                                                            1998        1999
                                                        ------------ -----------
       Current:
         Federal.......................................   $ 8,861      $64,954
         State.........................................     1,348       12,316
                                                          -------      -------
                                                           10,209       77,270
       Deferred:
         Federal.......................................    41,968       (4,303)
         State.........................................     7,406         (759)
                                                          -------      -------
                                                           49,374       (5,062)
                                                          -------      -------
       Income taxes....................................   $59,583      $72,208
                                                          =======      =======

                      JUMP! INFORMATION TECHNOLOGIES, INC.

                               December 31, 1998

   The provision for income taxes for the 1998 and 1999 periods differed from the amount computed by applying the statutory federal rate of 34% to pre-tax income principally due to the effect of state taxes.

   The significant components of the Company's deferred tax assets and liabilities at December 31, 1998 was as follows:

       Deferred tax assets:
         Deferred revenue........................................... $  62,599
       Deferred tax liabilities:
         Cash to accrual conversion.................................  (111,973)
                                                                     ---------
       Net deferred tax liabilities................................. $ (49,374)
                                                                     =========

5. Stockholders' Equity

   Effective November 10, 1998, the Company amended its certificate of incorporation to create two classes of common stock ("Class A, Voting Common Stock" and "Class B, Non-Voting Common Stock") and increase the number of shares authorized to 2,100,000 shares of Class A, Voting Common Stock and 500,000 shares of Class B, Non-Voting Common Stock. In addition, the Board of Directors authorized and approved a 700-for-one stock split of Class A, Voting Common Stock increasing the number of shares issued and outstanding from 300 shares to 2,100,000 shares. The stock split has been given retroactive effect in these financial statements.

6. Stock Options

   Effective November 10, 1998, the Board of Directors and stockholders approved the Jump! Information Technologies, Inc. Non-Qualified Stock Option Plan (the "Plan"). Under the terms of the Plan, the Company has reserved all 500,000 shares of Class B, Non-Voting Common Stock for issuance upon exercise of options. The Plan is administered by a committee comprised of one or more individuals appointed by the Board of Directors. This committee is responsible for determining the individuals to be granted options, the number of options each individual will receive, the option price per share and the exercise period of each option. All options expire in ten years from date of grant. Options granted pursuant to the Plan generally vest over a two year period from date of grant.

   The following table summarizes information about stock options outstanding at December 31, 1998 and November 9, 1999:

                                              1998               1999
                                        ----------------- ------------------
                                        Weighted-         Weighted-
                                         Average           Average
                                        Exercise   Stock  Exercise   Stock
                                          Price   Options   Price   Options
                                        --------- ------- --------- --------
     Options outstanding, beginning of
      period...........................   $--         --    $.25     234,000
       Granted.........................    .25    234,000    .25     192,000
       Exercised.......................                      .25     (39,000)
       Canceled........................    --         --     .25    (156,000)
                                          ----    -------   ----    --------
     Options outstanding, end of
      period...........................   $.25    234,000   $.25     231,000
                                          ====    =======   ====    ========
     Options exercisable, end of
      period...........................   $--         --    $.25      39,000
                                          ====    =======   ====    ========

                     JUMP! INFORMATION TECHNOLOGIES, INC.

                               December 31, 1998

   The weighted-average fair value of options granted was $.07 per share or $16,000 for the period ended December 31, 1998 and $.07 per share or $13,000 for the period ended November 9, 1999.

   Pro forma information regarding net income is required by FAS 123 and has been determined as if the Company had been accounting for its employee stock options under the fair value method of that statement. The fair value of these options was estimated at the date of grant using the minimum value method for non-public companies permitted by FAS 123 with the following assumptions: weighted average risk-free interest rate of 6.71%; no dividends; and weighted average expected life of the options of five years. Had compensation cost been recognized based on the fair value of the employee stock options on the date of grant under the methodology prescribed by FAS 123, the Company's net income would have decreased by approximately $1,000 in 1998 and $8,000 in 1999.

   Option valuation models require the input of highly subjective assumptions including the expected life of the option. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

7. Subsequent Events

   Pursuant to a stock purchase agreement dated November 10, 1999, the stockholders of the Company sold 100% of the Company's outstanding capital stock to Logical Design Solutions, Inc. ("LDS"), a third party.

   In December 1999, Jump! was merged into its acquirer, LDS, with LDS being the surviving corporation.

                            [INSIDE BACKCOVER PAGE]

                                    GRAPHIC:

                               [Graphic to come]

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                                       Shares
                         Logical Design Solutions, Inc.
                                  Common Stock

                      [LOGO of Logical Design Solutions]

                                   --------

                                   PROSPECTUS

                                       , 2000

                                   --------

                              Salomon Smith Barney

                                Lehman Brothers

                                    SG Cowen


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--------------------------------------------------------------------------------

                                    PART II

                     Information Not Required In Prospectus

Item 13. Other Expenses of Issuance and Distribution.

   The following table sets forth the expenses expected to be incurred in connection with the issuance and distribution of common stock registered hereby, all of which expenses, except for the Securities and Exchange Commission registration fee, the National Association of Securities Dealers, Inc. filing fee, and the Nasdaq National Market listing application fee, are estimated.

   Securities and Exchange Commission registration fee................ $14,877
   National Association of Securities Dealers, Inc. filing fee........   6,135
   Nasdaq National Market listing application fee.....................       *
   Printing and engraving fees and expenses...........................       *
   Legal fees and expenses............................................       *
   Accountants' fees and expenses.....................................       *
   Blue Sky fees and expenses.........................................       *
   Transfer Agent and Register fees and expenses......................       *
   Miscellaneous expenses.............................................       *
                                                                       -------
     Total............................................................  $
                                                                       =======

--------
* To be provided by amendment

Item 14. Indemnification of Directors and Officers.

   Section 145 of the Delaware General Corporation Law ("DGCL") provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was servicing at the request of the corporation as director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding if the person acted in good faith in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. Section 145 further provides that a corporation similarly may indemnify the person serving in that capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor, against expenses actually and reasonably incurred by the person in connection with the defense or settlement of the action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which the person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which the action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for the expenses which the Court of Chancery or other court shall deem proper. The provisions regarding indemnification and advancement of expenses under Section 145 of the DGCL shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, stockholders' or disinterested directors' vote or otherwise.

   Section 102(b)(7) of the DGCL permits a corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that the provision shall not eliminate or limit the liability of a director: (i) for any breach of the director's duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the DGCL (relating to unlawful payment of dividends and unlawful stock purchase and redemption); or (iv) for any transaction from which the director derived an improper personal benefit.

   As permitted by Section 145(e) of the DGCL, Logical Design Solutions' amended and restated certificate of incorporation and amended and restated bylaws will provide that the company shall indemnify its directors, officers and any person serving at the request of the company as a director, officer, employee, partner (limited or general) or agent of another corporation or of a partnership, joint venture, limited liability company, trust or other enterprise, including service with respect to an employee benefit plan. The company will also be permitted to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Registrant, or is or was serving at the request of the Registrant as a director, officer, employee, partner (limited or general) or agent of another corporation or of a partnership, joint venture, limited liability company, trust or other enterprise, against any liability asserted against such person or incurred by such person in any such capacity, or arising out of such person's status as such, and related expenses, whether or not the Registrant would have the power to indemnify such person against such liability under the provisions of the DGCL.

Item 15. Recent Sales of Unregistered Securities.

   (a) On March 18, 1997, the company issued approximately $1.1 million aggregate principal amount at maturity of 9% junior subordinated debentures to Mary K. Brooks and Darren A. Bryden in consideration of certain retained earnings. These debentures were issued without registration under the Securities Act in reliance upon an exemption from registration under Section 4(2).

    (b) On March 19, 1997, the company issued approximately $5.5 million aggregate principal amount at maturity of 9% senior subordinated debentures to Summit Ventures IV, L.P., Summit Investors III, L.P. and Samedan, Inc. and warrants to acquire 2,150,000 shares of common stock to Summit Ventures IV, L.P., Summit Investors III, L.P. and Mr. Paul F. Lozier for total consideration of approximately $5.1 million. These debentures and warrants were issued without registration under the Securities Act in reliance upon an exemption from registration under Section 4(2).

    (c) Between August 29, 1997 and December 31, 1999 the company granted options to purchase a total of 1,296,218 shares of common stock under the company's 1997 Stock Plan and the company's 1999 Stock Plan. During that period, the company issued 10,300 shares of common stock to its employees for a total of $24,390 upon the exercise of the options. These securities were issued without registration under the Securities Act in reliance upon an exemption from registration under Rule 701 and Section 4(2).

    (d) On November 10, 1999, the company issued 109,500 shares of its common stock, along with $525,000, in exchange for all of the outstanding securities of Jump! Information Technologies, Inc. These shares were issued without registration under the Securities Act in reliance upon an exemption from registration under Section 4(2).

    (e) On March 2, 2000, the Registrant issued an aggregate of 7,976,401 shares of common stock to the stockholders of Logical Design Solutions, Inc., a New Jersey corporation ("LDSNJ"), pursuant to a merger in which LDSNJ merged with and into the Registrant, which prior to the merger had been a wholly-owned subsidiary of LDSNJ. These securities were issued without registration under the Securities Act in reliance upon an exemption from registration under
Section 4(2).

Item 16. Exhibits and Financial Statement Schedules.

 Exhibit
 Number                            Exhibit Description
 -------                           -------------------
  1.1    Form of Underwriting Agreement.*
  3.1    Certificate of Incorporation of Logical Design Solutions, Inc.
  3.2    Form of Amended and Restated Certificate of Incorporation of Logical
         Design Solutions, Inc. to be effective upon closing of this offering.*
  3.3    Bylaws of Logical Design Solutions, Inc.
  3.4    Form of Amended and Restated Bylaws of Logical Design Solutions, Inc.
         to be effective upon closing of this offering.*
  4.1    Form of Common Stock Certificate of Logical Design Solutions, Inc.*
  5.1    Opinion of Brown & Wood LLP.*
 10.1     9% Senior Subordinated Debenture and Warrant Purchase Agreement,
          dated as of March 19, 1997, among Logical Design Solutions, Inc., principal stockholders of Logical Design Solutions, Inc., Summit
          Ventures IV, L.P., Summit Investors III, L.P., Paul F. Lozier and
          Samedan, Inc.
 10.2    Warrant Agreement, dated as of March 19, 1997, among Logical Design
         Solutions, Inc., principal stockholders of Logical Design Solutions,
         Inc., Summit Ventures IV, L.P., Summit Investors III, L.P., and Paul
         F. Lozier.
 10.3    Shareholders Agreement, dated as of March 19, 1997, among Logical
         Design Solutions, Inc., principal stockholders of Logical Design
         Solutions, Inc., Summit Ventures IV, L.P., Summit Investors III, L.P.,
         and Paul F. Lozier.
 10.4    Registration Rights Agreement, dated as of March 19, 1997, among
         Logical Design Solutions, Inc., Summit Ventures IV, L.P., Summit
         Investors III, L.P., and Paul F. Lozier.
 10.5    Redemption Agreement, dated as of March 19, 1997, among Logical Design
         Solutions, Inc., Summit Ventures IV, L.P., Summit Investors III, L.P.,
         and Paul F. Lozier.
 10.6    Stock Purchase Agreement, dated November 10, 1999, by and among
         William Engel, Allan Von Dette and Logical Design Solutions, Inc.
 10.7    Logical Design Solutions, Inc. 1997 Stock Plan.
 10.8    Logical Design Solutions, Inc. 1999 Stock Plan.
 10.9    Logical Design Solutions, Inc. 2000 Stock Plan for Non-Employee
         Directors.
 10.10   Lease Agreement.*
 23.1    Consent of Brown & Wood LLP (included in Exhibit 5.1).*
 23.2    Consent of Ernst & Young LLP.
 24.1    Power of Attorney (included on signature page).
 27.1    Financial Data Schedule.

--------
* To be filed by amendment.

Item 17. Undertakings

   (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant under the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by director, office or controlling persons of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether the indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.


   (b) The undersigned Registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Morristown, State of New Jersey, on March 3, 2000.

                                          LOGICAL DESIGN SOLUTIONS, INC.

                                                       /s/ Mimi Brooks
                                          By: _________________________________
                                                         Mimi Brooks
                                                  President, Chief Executive
                                                          Officer
                                                        and Chairwoman

                               POWER OF ATTORNEY

   KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Marilynne N. White and E. Bruce Lovenberg his or her true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, any and all capacities, to sign any and all amendments (including post-effective amendments) of and supplements to this Registration Statement, or any related registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, to all intents and purposes and as fully as they might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents, or his or her substitute, may lawfully do or cause to be done by virtue hereof.

   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

                   Name                               Title                  Date
                   ----                               -----                  ----

              /s/ Mimi Brooks               President, Chief Executive   March 3, 2000
___________________________________________  Officer and Chairwoman
                Mimi Brooks                  (Principal Executive
                                             Officer)

          /s/ E. Bruce Lovenberg            Chief Financial Officer      March 3, 2000
___________________________________________  (Principal Financial and
            E. Bruce Lovenberg               Accounting Officer)

          /s/ David W. Stoltzfus            Chief Technology Officer     March 3, 2000
___________________________________________  and Director
            David W. Stoltzfus

              /s/ Paul Lozier               Director                     March 3, 2000
___________________________________________
                Paul Lozier

              /s/ Kevin Mohan               Director                     March 3, 2000
___________________________________________
                Kevin Mohan


                                 EXHIBIT INDEX

  1.1  Form of Underwriting Agreement.*
  3.1  Certificate of Incorporation of Logical Design Solutions, Inc.
  3.2  Form of Amended and Restated Certificate of Incorporation of Logical
       Design Solutions, Inc. to be effective upon closing of this offering.*
  3.3  Bylaws of Logical Design Solutions, Inc.
  3.4 Form of Amended and Restated Bylaws of Logical Design Solutions, Inc. to be effective upon closing of this offering.*
  4.1  Form of Common Stock Certificate of Logical Design Solutions, Inc.*
  5.1  Opinion of Brown & Wood LLP.*
 10.1 9% Senior Subordinated Debenture and Warrant Purchase Agreement, dated as of March 19, 1997, among Logical Design Solutions, Inc., principal stockholders of Logical Design Solutions, Inc., Summit Ventures IV,
       L.P., Summit Investors III, L.P., Paul F. Lozier and Samedan, Inc.
 10.2  Warrant Agreement, dated as of March 19, 1997, among Logical Design
       Solutions, Inc., principal stockholders of Logical Design Solutions,
       Inc., Summit Ventures IV, L.P., Summit Investors III, L.P., and Paul F.
       Lozier.
 10.3  Shareholders Agreement, dated as of March 19, 1997, among Logical Design
       Solutions, Inc., principal stockholders of Logical Design Solutions,
       Inc., Summit Ventures IV, L.P., Summit Investors III, L.P., and Paul F.
       Lozier.
 10.4  Registration Rights Agreement, dated as of March 19, 1997, among Logical
       Design Solutions, Inc., Summit Ventures IV, L.P., Summit Investors III,
       L.P., and Paul F. Lozier.
 10.5  Redemption Agreement, dated as of March 19, 1997, among Logical Design
       Solutions, Inc., Summit Ventures IV, L.P., Summit Investors III, L.P., and Paul F. Lozier.
 10.6  Stock Purchase Agreement, dated November 10, 1999, by and among William
       Engel, Allan Von Dette and Logical Design Solutions, Inc.
 10.7  Logical Design Solutions, Inc. 1997 Stock Plan.
 10.8  Logical Design Solutions, Inc. 1999 Stock Plan.
 10.9  Logical Design Solutions, Inc. 2000 Stock Plan for Non-Employee
       Directors.
 10.10 Lease Agreement.*
 23.1  Consent of Brown & Wood LLP (included in Exhibit 5.1).*
 23.3  Consent of Ernst & Young LLP.
 24.1  Power of Attorney (included on signature page).
 27.1  Financial Data Schedule.

--------
* To be filed by amendment.